Exhibit 99.1

KINROSS GOLD CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

Dated March 30, 2020

IMPORTANT NOTICE

ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM

Unless specifically stated otherwise in this Annual Information Form:

•                                          all dollar amounts are in U.S. dollars unless expressly stated otherwise;

•                                          information is presented as of December 31, 2019, unless expressly stated otherwise; and

•                                          references to “Kinross”, the “Company”, “its”, “our” and “we”, or related terms, refer to Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable in the context.

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Information Form (“AIF”) including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this AIF. Forward-looking statements contained in this AIF, include, but are not limited to, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life;  and continuous improvement initiatives;  as well as references to other possible events such as, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation, permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “budget”, “consideration”, “continue”, “develop”, “enhancement”, “estimates”, “expand”, “expects”, “explore”, “extend”, “forecast”, “goal”, “focus”, “forward”, “future”, “guidance”, “indicate”, “initiative”, “intend”, “measures”, “opportunity”, “optimize”, “outlook”, “phase”, “plan”, “possible”, “potential”, “proceeding”, “progress”, “project”, “prospective”, “schedule”, “seek”, “study”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this AIF, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2019 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; and the parliamentary ratification of the Chirano mining permit in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations, including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania,  and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania including those related to Tasiast Sud, VAT and fuel duty exonerations and the sharing of economic benefits from the operation, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations including the completion of the La Coipa feasibility study and the Lobo-Marte pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that drawdown of funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and (18) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential CERCLA liability). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this AIF, including but not limited to the “Risk Factors” section hereof, are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

CORPORATE STRUCTURE

Kinross Gold Corporation was initially created in May 1993 by the amalgamation of CMP Resources Ltd., Plexus Resources Corporation, and 1021105 Ontario Corp. In December 2000, Kinross amalgamated with LT Acquisition Inc.; in January 2005, Kinross amalgamated with its wholly-owned subsidiary, TVX Gold Inc. (“TVX”); in January 2006, it amalgamated with its wholly-owned subsidiary, Echo Bay Mines Ltd. (“Echo Bay”); and in January 2011, it amalgamated with Underworld Resources Inc. Kinross is the continuing entity resulting from these amalgamations. Kinross is governed by the Business Corporations Act (Ontario) and its registered and principal offices are located at 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

Each of Kinross’ mining operations is a separate business unit. Operations are overseen by a regional Senior Vice-President employed by Kinross or the applicable foreign subsidiary, who reports to the Company’s Chief Technical Officer. Global exploration strategies, corporate financing, tax, additional technical support services, hedging and acquisition strategies are managed centrally. Execution of site/regional operations and exploration strategies is managed locally. Kinross’ enterprise risk management programs are subject to overview by its Audit and Risk Committee of the Board of Directors (as defined below).

A significant portion of Kinross’ business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of Kinross, as of December 31, 2019, is set out below. All subsidiaries are 100% owned (directly or indirectly) unless otherwise noted.

Subsidiary Governance and Internal Controls

Kinross has systems of governance, internal control over financial consolidation and reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries, including those that operate in emerging markets. These systems are overseen by the Company’s board of directors (the “Board of Directors”) and are implemented by the Company’s senior management, and the senior management of its subsidiaries. The relevant features of these systems include:

Control over Subsidiaries. All of the Company’s subsidiaries are wholly-owned or controlled unless otherwise noted. Operations are overseen by a regional Senior Vice-President or by an equivalent senior officer employed by Kinross or the applicable foreign subsidiary, who reports to the Company’s Chief Technical Officer. Kinross’ subsidiaries, including those subsidiaries in emerging markets, are located in the applicable jurisdictions. Each of the subsidiaries legally owns or controls its operating assets, and the subsidiaries’ operational decisions are localized. Kinross, as the ultimate sole shareholder, has internal policies and systems in place which provide it with visibility into the operations of its subsidiaries, including its subsidiaries operating in emerging markets, and the Company’s management team is responsible for monitoring the activities of the subsidiaries.

Further, the board of directors (or similar governing body) of each subsidiary is appointed by the shareholders of such subsidiary. Directors (or those holding similar positions) may be replaced at any time by a written resolution of the shareholders (or equivalent corporate action under applicable law). Through its corporate structure, Kinross has the power to directly or indirectly appoint and replace the board members of each subsidiary, including those operating in emerging markets. The boards of directors (or similar governing bodies under applicable law) of Kinross’ subsidiaries (including those operating in emerging markets) act with regard to their respective fiduciary duties in the interests of the respective subsidiaries and in accordance with applicable corporate procedures, and are also accountable to Kinross and its Board of Directors and senior management.

With respect to the bank accounts of subsidiaries, Kinross has internal controls that require each of the Company’s subsidiaries to notify the Company’s treasury team before opening or closing any bank accounts. Kinross’ treasury team is also responsible for generally monitoring the activity within all such bank accounts on an ongoing basis via a web-based global treasury management system and/or web-based account access provided by the applicable financial institution to the extent available.

Strategic Direction. While the operations of each of the Company’s subsidiaries are managed locally, certain exploration strategies, external corporate financing, tax governance, additional technical support services, hedging and acquisition strategies are established centrally by the Company’s management, and, on consideration, implemented accordingly by senior management of applicable subsidiaries under the oversight of their respective boards of directors. Each operating subsidiary is responsible for the development and execution of its own risk management programs based on the enterprise risk management process established by the Company. The subsidiaries report a summary of their respective risk registers to the Company’s management on a quarterly basis which is then aggregated and summarized for reporting to the Audit and Risk Committee of the Board of Directors.

Financial Reporting. Kinross prepares its consolidated financial statements and Management’s Discussion & Analysis (“MD&A”) on a quarterly and annual basis in accordance with IFRS as issued by the International Accounting Standards Board, which includes financial information and disclosures from its subsidiaries. The Company has internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and applicable securities laws. These internal controls include the following:

(a)                                 The Company receives quarterly reporting packages from its key operating subsidiaries including financial information and disclosures required to complete the Company’s consolidated financial statements and MD&A. Those responsible for the finance function of the Company’s subsidiaries report to the Company’s management, and the Company’s management has direct access to relevant financial information and finance personnel of the subsidiaries.

(b)                                 All public disclosure documents and financial statements relating to the Company and its subsidiaries containing material information are reviewed by senior management and approved by the Company’s disclosure committee before such material is disclosed. The disclosure committee is comprised of the Chief Financial Officer, the Chief Technical Officer and the Chief Legal Officer. With respect to quarterly reporting, including consolidated financial statements and MD&A, the disclosure committee meets to review and discuss all information prior to public disclosure. A summary of such meeting is provided to the Audit and Risk Committee by the Chief Financial Officer. The disclosure committee also receives a report on quarterly and annual sub-certifications received from senior management responsible for direct oversight of the operations of each operating subsidiary.

(c)                                  The primary responsibility of the Audit and Risk Committee is to oversee the Company’s financial reporting process on behalf of the Board of Directors of Kinross and to report the results of its activities to the Board of Directors.

(d)                                 The Audit and Risk Committee is also responsible for providing assistance to the Board of Directors in fulfilling its risk oversight responsibilities. The Audit and Risk Committee assesses the Company’s risk tolerance, the overall process for identifying the Company’s principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks.

(e)                                  The Audit and Risk Committee reviews the Company’s quarterly and annual consolidated financial statements and MD&A and meets with senior management to discuss quarterly results, including accounting, disclosure and internal control matters. The Audit and Risk Committee recommends the quarterly and annual consolidated financial statements and MD&A to the Company’s Board of Directors for approval.

(f)                                   The Audit and Risk Committee receives confirmation from the Chief Executive Officer and Chief Financial Officer as to the matters addressed in the quarterly and annual certifications required under National Instrument 52-109 — Certification of Disclosure in Issuer’s Annual and Interim Filings. This confirmation is obtained from the quarterly CFO Report which provides a summary of management’s assessment and evaluation of internal control over financial reporting and disclosures control and procedures.

(g)                                  The Audit and Risk Committee periodically assesses and evaluates the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the annual and interim consolidated financial statements and related notes, MD&A, earnings releases and the AIF.

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross’ management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Company’s Chief Executive Officer and Chief Financial Officer.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to enable, among other things, Kinross to have access to all material information about its subsidiaries, including those operating in emerging markets.

Fund Transfers from the Company’s Subsidiaries

Certain of the Company’s subsidiaries have a long history of operating in emerging markets and Kinross has not had any material issues with respect to transferring funds from, to or within emerging markets. Funds are transferred to, from or among Kinross’ subsidiaries pursuant to a variety of methods which include the following: chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices; advances and repayment of intercompany loans and related interest expenses; equity purchases; returns of capital and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the operational, financing or other arrangement established amongst Kinross and/or its applicable subsidiaries. All fund transfers from Kinross’ subsidiaries are in compliance with applicable law.

Records Management of the Company’s Subsidiaries

As required by applicable law, original copies of all corporate records are required to be maintained in the language of, and stored at the offices of, each subsidiary in the jurisdiction of incorporation. However, where practical, a duplicate set of corporate records for certain subsidiaries is maintained at Kinross’ head office in Toronto. Kinross also maintains a web-based global entity management system for recording such corporate information and documents which is regularly monitored and updated by Kinross’ corporate secretarial team and/or the regional legal teams.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation, West Africa and worldwide. The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

Kinross’ strategy is to increase shareholder value through increases in precious metal reserves, net asset value, production, long-term cash flow and earnings per share. Kinross’ strategy also consists of optimizing the performance, and therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

Kinross’ operations and mineral reserves are impacted by, among other things, changes in metal prices. The average gold price per ounce during 2019 was approximately $1,393 ($1,268 during 2018). Kinross used a gold price of $1,200 per ounce at the end of 2019 to estimate mineral reserves.

Kinross’ attributable1 estimated proven and probable mineral reserves as at December 31, 2019, was 24.3 million ounces of gold and 55.7 million ounces of silver.

Three-Year History

On March 28, 2017, Kinross announced the sale of its 25% interest in the Cerro Casale project in Chile, and its 100% interest in the Quebrada Seca exploration project located adjacent to Cerro Casale, to Goldcorp Inc. (“Goldcorp”) for: (i) $260 million in cash paid at closing (which includes $20 million for Quebrada Seca); (ii) $40 million in cash, payable following a positive construction decision by the Cerro Casale joint venture; (iii) the assumption by Goldcorp of a $20 million contingent payment obligation due to Barrick under the existing Cerro Casale shareholders agreement, which is payable when commercial production at Cerro Casale commences; and (iv) a 1.25% royalty from Goldcorp based on 25% of gross revenues from all metals sold at Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million

1  “Attributable” includes Kinross’ share of Chirano (90%) production.

in royalty payments. The transaction was completed on June 9, 2017. Additionally, on closing Kinross entered into a water supply agreement with the Cerro Casale joint venture. After certain conditions are met, the agreement provides Kinross with certain rights to access, up to a fixed amount, water not required by the Cerro Casale joint venture. Kinross expects to use this water for its Chilean assets and would be responsible for the incremental capital costs to accommodate the supply of water to the Company along with its pro rata share of operating and maintenance costs.

On May 18, 2017, Kinross announced that it had entered into an agreement to sell its 100% interest in the White Gold exploration project in the Yukon Territory to White Gold Corp. (“White Gold”). On June 14, 2017, the Company completed the sale for gross cash proceeds of $7.6 million, 17.5 million common shares of White Gold representing 19.9% of the issued and outstanding shares of White Gold, and deferred payments of $11.4 million payable in three equal payments of $3.8 million upon completion of specific milestones.

On June 28, 2017, Kinross announced an offering of $500 million principal amount of its 4.50% Senior Notes due 2027. The notes are unsecured, senior obligations of Kinross and are wholly and unconditionally guaranteed by certain of Kinross’ wholly-owned subsidiaries that are also guarantors under Kinross’ senior unsecured credit agreement. The offering was completed on July 6, 2017. Kinross used the net proceeds, along with available cash on hand, to repay its term loan, which was due August 2020.

On September 19, 2017, Kinross agreed to sell 100% of the DeLamar project to Integra Resources Corp. (“Integra”) for cash and a non-interest bearing promissory note, payable 18 months after closing, totaling CAD$7.2 million and the issuance of Integra shares equal to 9.9% of all of the issued and outstanding Integra shares upon closing of the transaction. The DeLamar project is subject to a 2.5% retained variable net smelter return royalty payable to Kinross that will be reduced to 1% when royalty payments have accumulated to CAD$10.0 million. The transaction was completed on November 3, 2017.

On February 2, 2018, Compania Minera Mantos de Oro (“MDO”), a subsidiary of the Company, Minera La Coipa (“MLC”) and Salmones de Chile Alimentos S.A. (“SDCA”) agreed, among other things, to spin out the Phase 7 concessions surrounding Kinross’ La Coipa mine into a new company and MDO agreed to purchase SDCA’s 50% interest in such company in exchange for payments to SDCA totaling $65 million. Prior to completion of the transaction, MDO held a 50% ownership interest in the Phase 7 deposit through its 50% ownership of MLC, with the remaining 50% held by SDCA. Following completion of the transaction on March 19, 2018, MDO now holds a 100% ownership interest in the Phase 7 deposit.

On July 31, 2018, Kinross Brasil Mineração, a wholly-owned subsidiary of Kinross completed its transaction to acquire two hydroelectric power plants in Brazil from a subsidiary of Gerdau SA for $253.7 million.2

On October 2, 2018, Kinross acquired Barrick’s 50% interest in the Bald Mountain Exploration Joint Venture for consideration of $15.5 million in cash and a 1.25% net smelter royalty, giving Kinross 100% ownership of the entire Bald Mountain land package.

On July 25, 2019, Kinross extended the maturity date of its $1.5 billion revolving credit facility by one year to 2024, restoring a five-year term.

On July 31, 2019, Kinross announced that it had entered into an agreement to acquire Chulbatkan, an open-pit heap leach development project located in the Khabarovsk region of Far East Russia from N-Mining Limited (“N-Mining”) for total fixed consideration of $283 million. In addition, N-Mining received a 1.5% net smelter return royalty on future production from Chulbatkan and contingent consideration of $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. The transaction was completed on January 16, 2020.

2  Based on exchange rate of 3.29 Brazilian reais to the U.S. dollar.

On September 15, 2019, Kinross announced that it was proceeding with a project to incrementally increase throughput capacity at its Tasiast mine in Mauritania to 24,000 tonnes per day (“Tasiast 24k”).

On December 2, 2019, Kinross announced that it had entered into an agreement to sell a portfolio of precious metals royalties to Maverix Metals Inc. (“Maverix”) for total consideration of $73.9 million, which included $25 million in cash and approximately 11.2 million Maverix common shares, representing a 9.4% ownership interest in Maverix. As part of the transaction, Kinross entered into an investor rights agreement with Maverix, which among other customary terms and conditions, provided Kinross with pre-emptive rights to participate in any future equity financings to maintain its ownership position. The transaction closed on December 19, 2019.

On December 9, 2019, the Company sold its investment of 20,656,250 common shares of Lundin Gold Inc. to a syndicate of buyers for proceeds of $113.2 million.

On December 16, 2019, Tasiast Mauritanie Limited S.A. (“TMLSA”), a wholly-owned subsidiary of Kinross, announced it had entered into a definitive loan agreement for up to $300 million for its Tasiast mine in Mauritania with the IFC (a member of the World Bank Group), Export Development Canada (“EDC”), and with the participation of ING Bank and Société Générale. The eight-year loan, which is non-recourse to Kinross, matures in December 2027, with principal repayments beginning in 2022, and has a floating interest rate of LIBOR plus 4.38%.

On March 20, 2020, the Company drew $750 million on its $1.5 billion revolving credit facility and, as of March 30, 2020, a total of $750 million remains outstanding. The recent drawdown was done for precautionary reasons and financial planning purposes in light of the growing uncertainty due to the global response to the COVID-19 outbreak or possible impacts to the Company’s financial condition as a result of the COVID-19 pandemic (See “Risk Factors” – “Kinross may be negatively affected by an outbreak of infectious disease or pandemic”).

DESCRIPTION OF THE BUSINESS

Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation, West Africa and worldwide. The material properties of Kinross as of December 31, 2019 were as follows:

Property	Location	Property Ownership[3]
Paracatu	Brazil	100%
Kupol-Dvoinoye	Russian Federation	100%
Tasiast	Mauritania	100%

In addition, as of December 31, 2019, Kinross held a 100% interest in the Fort Knox property in Alaska, United States, a 100% interest in the Round Mountain mine in Nevada, United States, a 100% interest in the Bald Mountain mine in Nevada, United States, a 100% interest in the La Coipa mine in Chile, a 90% interest in the Chirano mine in Ghana, a 100% interest in the Lobo-Marte property in Chile, a 100% interest in the Maricunga mine in Chile, a 100% interest in the Chulbatkan project in Russia and other mining properties in various stages of exploration, development, reclamation, and closure. The Company’s principal product is gold and it also produces silver as a by-product.

Employees

At December 31, 2019, Kinross and its subsidiaries employed approximately 8,970 employees. In Brazil, a new collective agreement for Paracatu was signed on March 3, 2020 and expires January 31, 2022. In Chile, there is currently a collective agreement in place for Maricunga which expires February 28, 2023, while negotiations are still underway concerning La Coipa. In Mauritania, the collective agreement signed in

3  The Paracatu and Tasiast properties are subject to various royalties (see “Kinross Material Properties” —“Paracatu, Brazil” and “Tasiast, Mauritania”)

October 2019 is valid until December 31, 2022. In Ghana, salary negotiations for junior staff were completed with an agreement signed on February 22, 2019. Negotiations for senior staff are ongoing. In Russia, a union was registered at Kupol in February 2012, but there are currently no union members. At Dvoinoye, a union was registered in 2015, which currently has two members. Collective bargaining in Russia is not required until a majority of employees have joined the union. All of Kinross’ employees in the United States, Canada, Spain and the Netherlands are non-unionized.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. Kinross competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of Kinross to replace or increase its mineral reserves and mineral resources in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection

Kinross’ exploration activities and mining and processing operations are subject to the federal, state, provincial, regional and local environmental laws and regulations of the jurisdictions in which Kinross’ activities and facilities are located. For example, in the United States, Kinross is subject to a number of such laws and regulations including, without limitation: the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right to Know Act; the Endangered Species Act; the Federal Land Policy and Management Act; the National Environmental Policy Act; the Resource Conservation and Recovery Act; and related state laws.

Kinross is subject to similar laws in other jurisdictions in which it operates. In all jurisdictions in which Kinross operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities. Regulatory approval of a detailed plan of operations and a comprehensive environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans. In all jurisdictions in which Kinross operates, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries, wildlife and biodiversity protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use, and reclamation. Except as may be otherwise disclosed herein, Kinross is currently in compliance, in all material respects, with all material applicable environmental laws and regulations. Details and quantification of the Company’s reclamation and remediation obligations are set out in Note 13 of the audited consolidated financial statements of the Company for the year ended December 31, 2019.

As part of Kinross’ Corporate Responsibility Management System, Kinross has implemented corporate environmental governance programs including:

POLICY - The Corporate Safety & Sustainability Policy sets the overall expectations for maintaining environmental compliance, managing our environmental footprint, and systematic monitoring of our environmental performance. The policy assigns accountabilities to implement those expectations, which apply to all stages of exploration, development, operation and closure.

STANDARDS — Corporate environmental management standards provide a clear bottom line for all Kinross activities in all jurisdictions in which we carry on business. Where legal requirements are unclear, Kinross’ environmental management standards provide clear direction regarding performance expectations and minimum design and operating requirements.

An example of this is Kinross’ adoption of the standards outlined in the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the “Cyanide Code”). Kinross is a signatory to the Cyanide Code, which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the guidance of the United Nations Environmental Program. The ICMI established operating standards for cyanide manufacturers, transporters and mines and provides for third party certification of facilities’ compliance with the Cyanide Code. All Kinross operations have either already been certified as compliant with the Cyanide Code or are in the process of being certified.

AUDITS - Comprehensive safety & sustainability audits are conducted at all operations and at selected residual properties on a triennial basis. The audit program assesses compliance with applicable legal requirements, measures effectiveness of management systems, and includes procedures to ensure timely follow-up on audit findings. Audit topics for detailed review are based on site-specific risks.

METRICS - Kinross has identified operational parameters that are key indicators of environmental performance, and measures these indicators on a regular basis. The Company tracks an index of these key performance indicators and sets performance targets to encourage continuous environmental improvement.

ENGINEERING - To effectively manage environmental risk, programs are in place to assess the management and stability of tailings and other engineered facilities. They include detailed water balance accounting, to assure sufficient storage capacity, and effective operational procedures. Every Kinross operation has a tailings or heap management plan in place, and tailings facilities are the subject of periodic review by independent experts. In addition, Kinross performs periodic assessments of engineered systems to assure adequate systems are in place to minimize or eliminate environmental risks.

RECLAMATION - Kinross recognizes its responsibility to manage the environmental change associated with its operations, and requires all sites to develop and maintain reclamation and closure plans to address the Company’s reclamation and closure obligations in accordance with applicable local regulations and Kinross’ corporate environmental management standards.

The results of these programs have been recognized by others within and outside the mining industry. Examples of significant recognition of Kinross’ efforts are listed on Kinross’ website at www.kinross.com.

Operations

Kinross’ total attributable production in 2019 was derived from the mines in the Americas (56%), West Africa (23%) and the Russian Federation (21%). The following shows the location of Kinross’ properties as of the date hereof.

Gold Equivalent Production and Sales

The following table summarizes total attributable production and sales from continuing operations by Kinross in the last three years:

	Years ended December 31,
	2019	2018	2017

Gold equivalent production — ounces	2,507,659	2,452,398	2,673,533

Gold equivalent sales — ounces	2,492,572	2,510,419	2,596,754

Included in gold equivalent production and sales is silver production and sales, as applicable, converted into gold production using a ratio of the average spot market prices of gold and silver for each of the three comparative years. The ratios were 85.99:1 in 2019, 80.74:1 in 2018 and 73.72:1 in 2017.

The following table sets forth the total attributable gold equivalent production (in ounces) reflective of Kinross’ interest in each of its operating assets during the last three years:

	2019	2018	2017
Americas:
Fort Knox	200,263	255,569	381,115
Round Mountain	361,664	385,601	436,932
Bald Mountain	187,961	284,646	282,715
Kettle River — Buckhorn[4]	—	—	76,570
Paracatu	619,563	521,575	359,959
Maricunga	38,601	60,066	91,127
Total	1,408,052	1,507,457	1,628,418

West Africa:
Tasiast	391,097	250,965	243,240
Chirano[5]	181,167	204,029	221,424
Total	572,264	454,994	464,664

Russian Federation:
Kupol-Dvoinoye	527,343	489,947	580,451

Marketing

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market. Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewelry manufacture (the largest fabrication component), electronics,

4  Kettle River — Buckhorn ceased production in 2017.

5  Represents Kinross’ 90% ownership interest.

dentistry, industrial and decorative uses, medals, medallions, and official coins. Gold bullion is held primarily as a store of value and a safeguard against devaluation of paper assets denominated in fiat currencies. Kinross sells all of its refined gold to banks, bullion dealers, and refiners. In 2019, sales from operations to its top three customers totaled $517.3 million, $397.8 million, and $355.0 million respectively, for an aggregate of $1,270.1 million. In 2018, sales from operations to its top three customers totaled $505.1 million, $376.3 million, and $360.8 million respectively, for an aggregate of $1,242.2 million. Due to the size of the bullion market and the above ground inventory of bullion, activities by Kinross will generally not influence gold prices. Kinross believes that the loss of any of these customers would have no material adverse impact on Kinross because of the active worldwide market for gold.

The following table sets forth for the years indicated the high and low London Bullion Market afternoon fix prices for gold:

Year	High	Low	Average
2009	$1,212.50	$810.00	$972.35
2010	$1,421.00	$1,058.00	$1,224.52
2011	$1,895.00	$1,319.00	$1,570.25
2012	$1,791.75	$1,540.00	$1,668.98
2013	$1,693.75	$1,192.00	$1,411.23
2014	$1,385.00	$1,142.00	$1,266.40
2015	$1,295.75	$1,049.40	$1,160.06
2016	$1,366.25	$1,077.00	$1,250.80
2017	$1,346.25	$1,151.00	$1,257.15
2018	$1,354.95	$1,178.40	$1,268.49
2019	$1,546.10	$1,269.50	$1,392.60

Kinross Mineral Reserves and Mineral Resources

Definitions

The estimated mineral reserves and mineral resources for Kinross’ properties have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on May 10, 2014 (the “CIM Standards”) which are incorporated in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects. The following definitions are reproduced from the CIM Standards:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Reserve, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. The qualified person(s) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Application of the Proven Mineral Reserve category implies that the qualified person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Standards, the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.

Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

Mineral Reserve and Mineral Resource Estimates

The following tables set forth the estimated mineral reserves and mineral resources attributable to interests held by Kinross for each of its properties:

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD

PROVEN AND PROBABLE MINERAL RESERVES    (1,3,4,5,6,8)

Kinross Gold Corporation’s Share at December 31, 2019

			Kinross	Proven			Probable			Proven and Probable
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	0	0.0	0	63,999	0.6	1,277	63,999	0.6	1,277
Fort Knox		USA	100.0%	43,982	0.4	541	211,828	0.3	2,260	255,810	0.3	2,801
Round Mountain		USA	100.0%	11,101	0.4	159	89,737	0.8	2,262	100,838	0.7	2,421
SUBTOTAL				55,083	0.4	700	365,564	0.5	5,799	420,647	0.5	6,499

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	368	0.5	5	14,398	1.6	763	14,766	1.6	768
Paracatu		Brazil	100.0%	549,669	0.4	7,705	28,354	0.4	355	578,023	0.4	8,060
SUBTOTAL				550,037	0.4	7,710	42,752	0.8	1,118	592,789	0.5	8,828

AFRICA
Chirano		Ghana	90.0%	1,550	1.2	58	5,878	2.5	470	7,428	2.2	528
Tasiast		Mauritania	100.0%	46,561	1.4	2,103	69,280	2.1	4,680	115,841	1.8	6,783
SUBTOTAL				48,111	1.4	2,161	75,158	2.1	5,150	123,269	1.8	7,311

RUSSIA
Dvoinoye		Russia	100.0%	1,574	5.0	252	250	10.4	84	1,824	5.7	336
Kupol		Russia	100.0%	772	8.3	207	4,279	8.3	1,146	5,051	8.3	1,353
SUBTOTAL				2,346	6.1	459	4,529	8.4	1,230	6,875	7.6	1,689

TOTAL GOLD				655,577	0.5	11,030	488,003	0.8	13,297	1,143,580	0.7	24,327

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER

PROVEN AND PROBABLE MINERAL RESERVES   (1,3,4,5,6,8)

Kinross Gold Corporation’s Share at December 31, 2019

			Kinross	Proven			Probable			Proven and Probable
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain		USA	100.0%	0	0.0	0	8,171	6.2	1,622	8,171	6.2	1,622
SUBTOTAL				0	0.0	0	8,171	6.2	1,622	8,171	6.2	1,622

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	368	55.8	659	14,398	79.8	36,946	14,766	79.2	37,605
SUBTOTAL				368	55.8	659	14,398	79.8	36,946	14,766	79.2	37,605

RUSSIA
Dvoinoye		Russia	100.0%	1,574	9.1	460	250	15.9	128	1,824	10.0	588
Kupol		Russia	100.0%	772	82.6	2,049	4,279	100.2	13,789	5,051	97.5	15,838
SUBTOTAL				2,346	33.3	2,509	4,529	95.6	13,917	6,875	74.3	16,426

TOTAL SILVER				2,714	36.3	3,168	27,098	60.2	52,485	29,812	58.1	55,653

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD

MEASURED AND INDICATED MINERAL RESOURCES     (2,3,4,5,6,7,8,9)

Kinross Gold Corporation’s Share at December 31, 2019

			Kinross	Measured			Indicated			Measured and Indicated
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	8,556	0.8	232	189,548	0.6	3,630	198,104	0.6	3,862
Fort Knox		USA	100.0%	6,670	0.4	80	170,063	0.4	1,946	176,733	0.4	2,026
Kettle River		USA	100.0%	0	0.0	0	575	8.8	162	575	8.8	162
Round Mountain		USA	100.0%	0	0.0	0	119,470	0.7	2,834	119,470	0.7	2,834
SUBTOTAL				15,226	0.6	312	479,656	0.6	8,572	494,882	0.6	8,884

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,611	2.2	186	13,388	1.8	769	15,999	1.9	955
Lobo Marte		Chile	100.0%	0	0.0	0	222,509	1.1	8,190	222,509	1.1	8,190
Maricunga		Chile	100.0%	35,908	0.8	937	209,097	0.7	4,492	245,005	0.7	5,429
Paracatu		Brazil	100.0%	181,341	0.3	2,001	163,562	0.4	2,072	344,903	0.4	4,073
SUBTOTAL				219,860	0.4	3,124	608,556	0.8	15,523	828,416	0.7	18,647

AFRICA
Chirano		Ghana	90.0%	4,850	2.0	306	8,197	2.3	618	13,047	2.2	924
Tasiast		Mauritania	100.0%	4,465	0.7	104	64,854	1.2	2,530	69,319	1.2	2,634
SUBTOTAL				9,315	1.4	410	73,051	1.3	3,148	82,366	1.3	3,558

RUSSIA
Chulbatkan	[9]	Russia	100.0%	0	0.0	0	87,039	1.4	3,908	87,039	1.4	3,908
Dvoinoye		Russia	100.0%	5	5.9	1	34	12.7	14	39	11.8	15
Kupol		Russia	100.0%	260	9.7	82	1,685	7.6	414	1,945	7.9	496
SUBTOTAL				265	9.7	83	88,758	1.5	4,336	89,023	1.5	4,419

TOTAL GOLD				244,666	0.5	3,929	1,250,021	0.8	31,579	1,494,687	0.7	35,508

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER

MEASURED AND INDICATED MINERAL RESOURCES     (2,3,4,5,6,7,8)

Kinross Gold Corporation’s Share at December 31, 2019

			Kinross	Measured			Indicated			Measured and Indicated
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain		USA	100.0%	0	0.0	0	4,513	7.8	1,135	4,513	7.8	1,135
SUBTOTAL				0	0.0	0	4,513	7.8	1,135	4,513	7.8	1,135

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,611	37.8	3,174	13,388	55.4	23,828	15,999	52.5	27,002
SUBTOTAL				2,611	37.8	3,174	13,388	55.4	23,828	15,999	52.5	27,002

RUSSIA
Dvoinoye		Russia	100.0%	5	7.0	1	34	11.7	13	39	11.0	14
Kupol		Russia	100.0%	260	135.6	1,135	1,685	102.0	5,526	1,945	106.5	6,661
SUBTOTAL				265	133.1	1,136	1,719	100.2	5,539	1,984	104.6	6,675

TOTAL SILVER				2,876	46.6	4,310	19,620	48.4	30,502	22,496	48.1	34,812

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9)
Kinross Gold Corporation’s Share at December 31, 2019

			Kinross	Inferred
		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	47,936	0.5	808
Fort Knox		USA	100.0%	86,054	0.3	774
Kettle River		USA	100.0%	310	8.6	85
Round Mountain		USA	100.0%	54,217	0.6	1,072
SUBTOTAL				188,517	0.5	2,739

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,084	1.5	101
Lobo Marte		Chile	100.0%	9,637	0.7	207
Maricunga		Chile	100.0%	53,133	0.6	1,044
Paracatu		Brazil	100.0%	47,267	0.2	368
SUBTOTAL				112,121	0.5	1,720

AFRICA
Chirano		Ghana	90.0%	6,165	2.2	443
Tasiast		Mauritania	100.0%	5,478	2.0	353
SUBTOTAL				11,643	2.1	796

RUSSIA
Chulbatkan	[9]	Russia	100.0%	2,517	1.0	79
Dvoinoye		Russia	100.0%	49	26.8	43
Kupol		Russia	100.0%	1,520	10.0	489
SUBTOTAL				4,086	4.6	611

TOTAL GOLD				316,367	0.6	5,866

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2019

			Kinross	Inferred
		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain		USA	100.0%	755	2.9	71
SUBTOTAL				755	2.9	71

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,084	43.1	2,890
SUBTOTAL				2,084	43.1	2,890

RUSSIA
Dvoinoye		Russia	100.0%	49	23.0	37
Kupol		Russia	100.0%	1,520	135.4	6,615
SUBTOTAL				1,569	131.8	6,652

TOTAL SILVER				4,408	67.8	9,613

Stockpiles

The following table reflects proven mineral reserves and measured resources attributable to Kinross’ ownership interest in stockpiles at the identified properties:

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

STOCKPILE INVENTORY (INCLUDED IN PROVEN AND PROBABLE MINERAL RESERVES)

Kinross Gold Corporation’s Share at December 31, 2019

			Kinross	Proven			Probable			Proven and Probable
		Location	Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
GOLD
Chirano Stockpile		Ghana	90.0%	1,140	1.0	35	—	—	—	1,140	1.0	35
Dvoinoye Stockpile		Russia	100.0%	1,414	4.7	212	—	—	—	1,414	4.7	212
Fort Knox Stockpile		USA	100.0%	2,007	0.3	21	—	—	—	2,007	0.3	21
Kupol Stockpile		Russia	100.0%	241	6.3	49	—	—	—	241	6.3	49
La Coipa Stockpile	[8]	Chile	100.0%	327	0.3	4	—	—	—	327	0.3	4
Paracatu Stockpile		Brazil	100.0%	30,735	0.3	278	—	—	—	30,735	0.3	278
Round Mountain Stockpile		USA	100.0%	11,101	0.4	159	—	—	—	11,101	0.4	159
Tasiast Stockpile		Mauritania	100.0%	26,914	1.0	885	—	—	—	26,914	1.0	885
TOTAL				73,879	0.7	1,643	—	—	—	73,879	0.7	1,643

SILVER
Dvoinoye Stockpile		Russia	100.0%	1,414	9.0	410	—	—	—	1,414	9.0	410
Kupol Stockpile		Russia	100.0%	241	76.6	593	—	—	—	241	76.6	593
La Coipa Stockpile	[8]	Chile	100.0%	327	25.5	268	—	—	—	327	25.5	268
TOTAL				1,982	19.9	1,271	—	—	—	1,982	19.9	1,271

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT
STOCKPILE INVENTORY (INCLUDED IN INFERRED MINERAL RESOURCES)
Kinross Gold Corporation’s Share at December 31, 2019

		Kinross	Inferred
	Location	Interest	Tonnes	Grade	Ounces
		(%)	(kt)	(g/t)	(koz)
GOLD
Maricunga Stockpile	Chile	100.0%	7,106	0.4	98
Paracatu Stockpile	Brazil	100.0%	47,159	0.2	367
TOTAL			54,265	0.3	465

Notes — 2019 Kinross Mineral Reserve & Resource Statements

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,200 per ounce and a silver price of $17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rouble to $60

Chilean Peso to $650

Brazilian Real to $3.50

Ghanaian Cedi to $5.00

Mauritanian Ouguiya to $35

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,400 per ounce and a silver price of $20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2019 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-

101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”,  “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ materially from the definitions in the United States Securities and Exchange Commission (“SEC”) SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to SEC Industry Guide 7 mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period,the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, the mineral reserve and mineral resource estimates and related information in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(5) The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) Includes mineral resources from the Puren deposit in which the Company holds a 65% interest.

(9) Chulbatkan was acquired by Kinross effective January 16, 2020.

The following table summarizes the assumptions used in estimating mineral reserves, including average process recovery, cut-off grade assumptions, the foreign exchange rate into U.S. dollars, unit cost per tonne, and reserve drill spacing.

	Average	2019	Unit
	Process	Cutoff Grade(s)	Cost
Property	Recovery (%)	(g/t Au)	(U.S. $/tonne)
Bald Mountain	36% to 81%	0.18 to 0.46	$4.30 to $5.52
Fort Knox and Area	69% to 82%	0.11 to 0.38	$2.32 to $9.97
Round Mountain and Area	7% to 72%	0.19 to 1.10	$2.58 to $8.16
Paracatu	82%	0.18	$7.73
Chirano	92%	1.66	$50.40
Tasiast	93%	0.70	$24.50
Dvoinoye	94%	4.8 to 6.1	$89 to $164
Kupol	91%	5 g/t AuEq[6]	$64 to $170

SILVER	(g/t Ag)
Round Mountain and Area	7 to 42% (Gold Hill)	Included as AuEq[7]	$2.58 to $8.16
Dvoinoye	81%	n/a	$89 to $164
Kupol	82%	Included as AuEq[8]	$64 to $170

6  Cut-Off Grade at Kupol is applied on a gold equivalent basis, using a silver to gold price ratio of 0.0142.

7  Cut-Off Grade at Round Mountain and Area is applied on a gold equivalent basis, using a silver to gold price ratio of 0.0142. The ratio of silver to gold recovery is also used at Round Mountain and Area, and varies by ore type.

8  Cut-Off Grade at Kupol is applied on a gold equivalent basis, using a silver to gold price ratio of 0.0142.

Reserve reconciliation is shown in the following tables:

2018 - 2019 Reserve Reconciliation

Gold Reserves (Proven and Probable)

	Kinross Interest (%)	2018 Gold Reserves (koz)	Production Depletion (koz)	Exploration/ Engineering Change (koz)	M&A/Divestiture Change (koz)	Reserve Growth or Depletion	2019 Gold Reserves (koz)
NORTH AMERICA
Bald Mountain	100.0%	1,347	(173)	102	0	(70)	1,277
Fort Knox	100.0%	3,036	(258)	23	0	(235)	2,801
Round Mountain	100.0%	2,668	(264)	17	0	(247)	2,421
SUBTOTAL		7,051	(695)	142	0	(552)	6,499

SOUTH AMERICA
La Coipa	100.0%	845	0	(77)	0	(77)	768
Paracatu	100.0%	7,938	(705)	828	0	122	8,060
SUBTOTAL		8,783	(705)	751	0	45	8,828

AFRICA
Chirano	90.0%	415	(207)	320	0	113	528
Tasiast	100.0%	7,440	(424)	(233)	0	(657)	6,783
SUBTOTAL		7,855	(631)	87	0	(544)	7,311

RUSSIA
Dvoinoye	100.0%	462	(136)	10	0	(126)	336
Kupol	100.0%	1,370	(344)	327	0	(17)	1,353
SUBTOTAL		1,832	(480)	337	0	(143)	1,689

TOTAL GOLD		25,521	(2,511)	1,317	0	(1,194)	24,327

Silver Reserves

	Kinross Interest (%)	2018 Silver Reserves (koz)	Production Depletion (koz)	Exploration/ Engineering Change (koz)	M&A/Divestiture Change (koz)	Reserve Growth or Depletion	2019 Silver Reserves (koz)
NORTH AMERICA
Round Mountain	100.0%	1,669	(207)	160	0	(47)	1,622
SUBTOTAL		1,669	(207)	160	0	(47)	1,622

SOUTH AMERICA
La Coipa	100.0%	36,379	0	1,226	0	1,226	37,605
SUBTOTAL		36,379	0	1,226	0	1,226	37,605

RUSSIA
Dvoinoye	100.0%	771	(183)	(1)	0	(183)	588
Kupol	100.0%	15,102	(3,353)	4,089	0	736	15,838
SUBTOTAL		15,873	(3,536)	4,088	0	553	16,426

TOTAL SILVER		53,921	(3,743)	5,474	0	1,732	55,653

Note: Mineral reserves are inclusive of stockpile material.

Footnotes from Reserve statement apply.

Kinross Material Properties

The technical information in this AIF has been prepared under the supervision of, or reviewed by, Mr. John Sims, a qualified person under NI 43-101, who is an officer of the Company.

Paracatu, Brazil

General

Kinross is the owner of the Paracatu mine located in the northwestern portion of the Minas Gerais State in Brazil. The Paracatu mine includes an open pit mine, two process plants (“Plant I” and “Plant II”), two tailings facilities areas, Santo Antônio and Eustáquio, and related surface infrastructure.

The Paracatu mine is 100% owned and operated by Kinross’ wholly-owned subsidiary, Kinross Brasil Mineração S.A. (“KBM”). The site is known locally as “Morro do Ouro”.

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated March 10, 2020 in respect of Paracatu, prepared by John Sims, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com). Detailed financial, production and operational information for the Paracatu mine are available in Kinross’ MD&A for the year ended December 31, 2019.

Property Description, Location and Access

The Paracatu mine is a large-scale open pit mine located adjacent to the city of Paracatu, situated in the northwestern portion of Minas Gerais State, 230 kilometres southeast of the national capital Brasília and 480 kilometres northwest of the state capital Belo Horizonte.

In Brazil, mining licenses (known as decrees) are issued by the Agência Nacional de Mineração (“ANM”). Once certain obligations have been satisfied, the ANM issues a mining decree that is automatically renewable annually, and has no set expiry date. KBM currently holds its title by way of five mining licenses (Grupamento Mineiro) totalling 1,916 hectares. The mine and most of the surface infrastructure lie within the mining licenses and the new tailings facility is situated over a mining easement. The remaining infrastructure is built on surface lands controlled by KBM. KBM holds title to 17 exploration permits (15,568 hectares) and has applied for title to an additional 71 exploration and mining permits (119,598 hectares).

Effective January 1, 2018, KBM must pay to ANM a royalty equivalent to 1.5% of gross revenues for gold and 2.0% of gross revenues for silver. Another 0.5% has to be paid to the holders of surface rights in the mine area not already owned by KBM.

Kinross is in compliance with the Paracatu permits in all material respects.

Access from Paracatu is by vehicle via a four lane paved mine access road. A small paved airstrip that can accommodate small, charter aircraft also services Paracatu.

History

Gold mining has been associated with the Paracatu area since 1722 when placer gold was discovered in the creeks and rivers of the Paracatu region. Alluvial mining peaked in the mid-1800s and until the 1980s, was largely restricted to “garimpeiros” (artisanal) miners. In 1984, Rio Tinto Zinc (“Rio Tinto”) explored the property using modern exploration methods, and by 1987, the Rio Paracatu Mineração (now known as KBM) joint venture was formed between Rio Tinto and Autram Mineração e Participações (the latter being part of the TVX group of companies). Production commenced in 1987 and the mine has operated continuously since then.

In 2003, TVX’s 49% share in KBM was acquired by Kinross as part of the business combination between Kinross, TVX and Echo Bay. Kinross purchased the remaining 51% from Rio Tinto in December 2004.

In January 2005, Kinross and KBM commenced the exploration drill program west of Rico Creek and became aware of the potential for a significant reserve increase. A Plant Capacity Scope Study was completed in June 2005, which evaluated several alternatives to increase plant throughput. All options considered in this study assumed the installation of an in-pit crushing and conveying system and a 38-foot diameter SAG mill, which were the cornerstone assumptions in the original feasibility study carried out at the property.

In 2006, an expansion project (Plant II) was approved by Kinross’ Board of Directors, and in 2007, construction of a new 41 million tonnes per year plant began. The new plant began operations in September 2008 and completion of ramp-up was achieved in the fourth quarter of 2009, stabilizing plant operation and increasing recovery to an average of 77.5% in 2010.

In 2009, the Company approved plans to undertake a new expansion project at Paracatu, which consisted of the implementation of a third ball mill to increase the grinding capacity needed to process harder ore from the Paracatu orebody. That 15 megawatt ball mill was delivered in 2010, and installation and commissioning was completed in the third quarter of 2011.

With a view to adding processing and grinding capacity, in 2010 the Company approved the addition of a fourth ball mill. Start-up of the fourth ball mill occurred in the third quarter of 2012.

Since 2014, Plant I has been processing sulphide ore (type B2) which has reduced throughput as it has a higher resistance to grinding. In 2015, Plant II implemented a gravity circuit to improve gold recovery. A similar system was installed at Plant I in 2018.

In 2015, KBM began reprocessing tailings from the Santo Antonio Dam. Originally, tailings were transported by truck, but a pumping system was added in 2017. Tailings processing at the Eustáquio Dam began in 2016.

In 2018 Kinross acquired the Barra dos Coqueiros (“BCO”) and Caçu hydroelectric power plants located on the Claro River in the neighbouring state of Goias, approximately 660 kilometres west of Paracatu. Additional infrastructure is not required for BCO and Caçu to provide power to Paracatu given Brazil’s well-developed infrastructure and existing market mechanisms for the transmission and utilization of power.

Geological Setting, Mineralization and Deposit Types

The Paracatu property is located within the Brasília Belt, a north-south trending Neoproterozoic belt that extends along the western side of the São Fransisco-Congo Craton. Sedimentary units are mostly preserved in the northern part of the belt, whereas in the southern part where Paracatu is located, there is intense deformation and metamorphism, and contacts between metasedimentary units are primarily tectonic. A series of east-northeast trending thrust faults is developed extensively along the belt. Metamorphic grade increases towards the west as the thickness of the fold belt increases. The timing of deformation is estimated at 800 to 600 million years ago, which coincides with the Brasiliano orogenic cycle.

The host phyllites of the Paracatu Formation exhibit well-developed quartz boudins and associated sulfide mineralization. Sericite minerals are common, likely as a result of extensive metamorphic alteration of the host rocks. Primary sedimentary features and bedding planes are easily recognizable, but are intensively deformed by thrusting, particularly along bedding planes, and the development of sigmoidal and boudinage structures.

The mineralization at Paracatu exhibits distinct mineralogical zoning with the arsenopyrite content increasing towards the centre and west and in the zones of intense deformation. Gold grade increases with increasing arsenopyrite content. Pyrrhotite occurs in the western part of the deposit and gold grades are elevated where higher pyrrhotite content is observed. The deposit formation model proposed for Paracatu suggests that gold and arsenopyrite were introduced concurrently during the deformation event. Gold occurs either as free gold or electrum. The central part of the deposit contains a high amount of boudins, whereas along the margins fewer boudins are present. The boudins in general contain more than 90% of the sulfides and gold.

The deposit has extraordinary lateral and longitudinal continuity. The majority of exploration efforts have sought to better define the continuous longitudinal continuity of mineralized phyllites at depth west of Rico Creek and the lateral limits of the economic mineralization.

Exploration

Since Kinross acquired Paracatu in 2003, exploration efforts have been focused primarily on the main mining area. Exploration outside of the immediate mine area was initiated in 2006.

In the licensed exploration areas immediately bordering the mine leases, exploration activities were concentrated on soil and termite-mound geochemical sampling and interpretation of airborne magnetic survey data to look for nearby features similar to Paracatu. Some target areas were generated, mostly located west and west-northwest of the mine.

Kinross did not perform any exploration at the Paracatu mine site in 2019.

Drilling

At the start of mining at Paracatu, exploration campaigns focused on the upper levels of the orebody, within 25 to 30 metres of surface. As mining advanced, deeper drilling campaigns were required to better model the orebody. Currently, a 70 metre x 70 metre diamond drill hole infill campaign is in progress.

Drilling programs were completed primarily by Rio Tinto until 2004. Since 2005, all campaigns have been carried out by KBM or under ownership supervision. The drilling activities were conducted by various drilling contractors and supervised by geological staff. In 2013, Kinross purchased two drill rigs.

The dominant sample collection method used to delineate the Paracatu resource and reserve model is by diamond core drilling. All drill hole data are stored in acQuire database software. The database contains 4,543 diamond drill holes collected between 1984 and 2018. The hole spacing varies from 25 to 200 metres. Core diameters for holes drilled by Kinross include HX (76.2 mm), HQ (63.5 mm), HTW (70.9 mm), and NQ (47.6 mm). Substantially all of this drilling has been completed on the mining leases.

Core was collected continuously from the collar. Wooden tags were placed in the core trays and labelled according to the drill run. All core boxes were clearly labelled with the hole number and drilled interval. Lids were nailed on each core box at the drill site to facilitate transport to the core shed logging facility.

Drill reports identified all zones of broken ground, fault zones and water gain or loss. Water gain or loss was almost non-existent. Rusty water seams in the mineralized zone horizon were extremely rare, suggesting that active water flow occurs almost exclusively in the weathered zone.

Sampling, Analysis and Data Verification

Drill core is transported by KBM personnel from the drill site to the core logging facility for logging and sampling. Technicians check depth markers and box numbers, reconstruct the core, and calculate core recovery. The core is logged descriptively and marked for sampling by Kinross geologists. Logging and sampling data are recorded in digital logs in acQuire software. Core is photographed prior to sampling.

Upon completion of geological and geotechnical core logging of a diamond drill hole, a core logging geologist identifies the sections of core to be sampled and analyzed for gold and other variables (sulfur, density, acid neutralising capacity, multi-element, base metals, etc.). After core is logged, samples are collected and then delivered to the preparation laboratory for sample preparation. The sample dispatch and batch number is sent in digital format. The greatest areas of core loss were from the collar to 15 metres down the hole in laterite (or weathered) zones. Kinross employs a systematic sampling approach where drill core is sampled using standard one metre sample lengths. This standard was used for 83% of the assays. Starting in 2018, sample lengths increased to 3 metres.

Reference pieces of 8-10 centimetres are collected and used for density testing. These pieces are labelled and stored at the core logging facility. This practice is acceptable for deposits with a low average grade and good grade continuity. Kinross does not consider the sampling of whole core to be a concern considering its production history.

Usually only mineralized zones are sampled for gold. The samples vary from 1 to 3 metres for gold, whereas bond work index (“BWI”) and acid neutralizing capacity sampling uses 12 metre composites as per the procedure for those tests.

Core samples for analysis are stored in a secure warehouse (core shed) at site prior to sample preparation. The core shed is either locked or under direct supervision of the geological staff. Prior to shipping, drill core samples are placed in large plastic bags and sealed. A sample transmittal form that identifies each batch of samples is prepared. The samples are transported directly to the laboratory for sample preparation and analysis.

All core boxes are covered with wooden lids and nailed shut before being transported by Kinross personnel from Kinross drill rigs to the logging facility located inside the fenced mine gates. After photographing, logging and marking 3 metre sample intervals, the whole core is placed in heavy gauge plastic bags with a unique sample tag. The sample tag number is also written in permanent marker on the outside of each sample bag.

Samples are loaded onto pickup trucks and transported to the Kinross Paracatu preparation lab for preparation. Approximately 2.5 kg are prepared and reduced to a pulverized sample (100#). The pulverised sample is then collected and transported via pickup truck to the Kinross analytical lab for analysis. For each sample approximately 6 kg of coarse reject is retained and stored at the core shed for 18 months.

Analytical results are received electronically and managed using a laboratory information management system and imported into the acQuire database. Assay batches are reviewed for acceptance by the database administrator.

Prior to the start-up of the mine, all samples were shipped to independent analytical laboratories in Brazil for analysis. After the construction of the mine, most samples were processed at the on-site laboratory. However, in order to meet the demands of the extensive 2005 drill program, Kinross used the following two independent laboratories to perform the analyses: ALS Chemex sample preparation facility in Luziânia and ALS Chemex analytical facility in Vancouver, Canada; SGS Lakefield laboratories — Belo Horizonte, Brazil.

Most samples were 1 metre long until the end of 2017. Since 2018, a 3 metre length was applied resulting in 27 kg core samples. The samples are crushed to 95% passing in 8 mesh (2.36 mm) and homogenized. Approximately 6 kg of sample is stored as coarse reject and 4.5 kg is discarded. The remaining 2.5 kg is split and pulverized to 95% passing 100 mesh (150 µm). This sample is homogenized and three 50 gram aliquots are selected for fire assaying with an Atomic Absorption (AA) finish. The remaining pulverized sample is discarded. These processes are performed in on-site laboratories. The results are based on the average of the three aliquots to decrease the assay variability inherent in the low-grade nature of the deposit.

Until 2005, Kinross reduced the nugget effect by combining results from six separate fire assays of 50 gram sample aliquots. Each sub-sample was fire assayed followed by an AA finish. In June 2005, Kinross commissioned Agoratek International to conduct a review of exploration sampling procedures and to assess the requirements for six 50 gram aliquot assays per sample (Bongarcon, 2005). Agoratek, led by Dominique Francois-Bongarcon, a recognized expert in sampling, reviewed the sampling procedures and concluded that three 50 gram aliquots would be sufficient for the purposes of the exploration program. Since then, three sub-samples have been used.

Kinross has completed a significant amount of drilling since 2012. A total of 3,097 drill holes, varying from 25 to 70 metre spacing to 100 metre infill spacing were drilled, with a total length of 148,451 metres. From 2012 to 2018 a total of 9,588 coarse blanks of crushed limestone and quartz (silica) and 10,865 standards were analyzed at the Kinross, ALS and SGS laboratories, This represents an insertion rate of 13.2% for coarse blanks and 14.3% for the standards.

KBM independently verified 10% of the data collected between 1999 and 2004 against original source documents. The holes were chosen at random and any errors against original sources were documented. No significant or material errors were identified. The Kinross geology department verified 5% of the data collected between 2010 and 2012 against original source documents. This verification activity also did not identify any concerns regarding the quality or accuracy of the data or database.

As part of external auditing in 2006, 2009, and 2012, Roscoe Postle Associates (RPA, 2012) verified the gold values in the database with the assay certificates for a total of 1,192 assays from 13 drill holes. No significant errors were identified. RPA also checked the downhole survey values and found no significant errors.

Paracatu has been improving the quality assurance and quality control methods and systems since 2014. These improvements provide confidence in the integrity of the geological/geochemical database.

Mineral Processing and Metallurgical Testing

In May 2018, a characterization program was completed by SGS Minerals Service in Canada. For this work, four different samples, as described below (C1 to C4) were composited, and prepared for bulk mineralogy and gold deportment studies. The four composites represent key groupings of ore characteristics, which are expected to be encountered over the remaining life of mine: C1 — Sulfur Rich - Zone of more intense alteration based on sulfur content and base metal content, high sulfur grade and enriched in base metals.; C2 — Upper Oxide - Zone of higher oxidation and low sulfur grade; C3 — Lower Alkali - Halo zone or more distal mineralization based on sulfur content and base metal content and increased alkali content; and C4 — Life of mine — composition based on the proportion of the ore types in the mine remaining to be processed over life of mine.

The mineralogical characterization of Paracatu Run of Mine (“ROM”) ore indicates that gold grains are generally fine, F50~14µm and shows that there is a significant difference in the gold grain sizes in the tailings and concentrate products, which shows that the gold with smaller grain size ends up in the tailings.

In April 2018, a sample from Plant II rougher tails was sent to São Paulo University and characterization was completed to determine the gold association and liberation. Only 37% of gold is exposed and the main association is with sulfide minerals. No liberated gold particles were noted in the sample.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Kinross Mineral Reserves and Mineral Resources” section for quantity, grades and category. Assumptions are outlined in the Notes — 2019 Kinross Mineral Reserve and Mineral Resource Statements in the “Kinross Mineral Reserves and Mineral Resources” section.

Mining Operations

The Paracatu operation consists of an open pit mine, two process plants, two tailings facilities, and related surface infrastructure and support buildings.

At Paracatu, ore hardness increases with depth and, as a result, modelling the hardness of the Paracatu deposit is important for costing and process throughput parameters. Kinross modeled ore hardness based on BWI analyses from diamond drill samples. KBM estimated that blasting of the Paracatu ore would be necessary for blocks with a BWI greater than 8.5 kWh/t.

As mining progresses to the southwest area of the pit, it is necessary to increase hauling capacity because of waste stripping. Currently the truck fleet consist of 25 CAT 793 and the life of mine peak is planned to be 35 trucks in 2024.

Processing and Recovery Operations

Plant I has operated continuously since 1987 and underwent expansion upgrades in 1997 and 1999. In 2018, the plant processed 8.25 Mt at a BWI of approximately 13.9 kWh/t.

The Plant I crushing circuit consists of four independent parallel operating lines (A; B; C and D), each consisting of a primary screen (Metso — 8’ x 20’), a primary crusher (APSM Hazemag), a secondary screen (Metso — 6’ x 16’) and a secondary crusher (HP300). The lines are fed with front end loaders with material from the Plant II stockpile and pebbles from Plant II.

The Plant I grinding circuit consists of four primary ball mills with 4.5 metre diameter by 5.7 metre long Effective Grinding Length (“EGL”) and 1.8 MW gearless drives, one secondary ball mill with 5 metre diameter by 7.6 metre long EGL and 3 MW drives and one rod mill used to regrind the primary ball mill’s oversize.

The grinding circuit product, cyclone overflow, feeds the rougher flotation circuit consisting of Wemco (10 cells of 42.5 m3 each); Outokumpu (4 cells of 16.5 m3 each); and Smartcells (4 cells of 127 m3 each). A portion of the rougher concentrate is fed to a Knelson Concentrator (QS48).

Plant II was developed as part of the Paracatu Expansion III Project and consists of one in-pit crusher (MMD toothed roll type), a 1.8 kilometres conveyor to a covered stockpile area, one 20 MW semi-autogenous grinding (“SAG”) mill and two 13 MW ball mills. Subsequently, a 15 MW third ball mill was installed in June 2011 and a fourth 15 MW ball mill was installed in August 2012. In 2018, the plant processed 35.4 Mt of ROM at a BWI of approximately 13.9 kWh/t.

The Plant II grinding circuit consists of one 11.6 metre diameter by 6.7 metre long EGL SAG mill with a 20 MW gearless drive, two 7.3 metres diameter by 12.0 metres long EGL with 13 MW drive and two 8 metres diameter by 12.8 metres long EGL ball mills with 15 MW drive. The ball mills are equipped with dual pinion gear drives. The SAG mill operates in open/closed circuit with a trommel screen and vibrating screen, and the pebbles have the option to be fed to Plant I (open circuit) or back to the SAG (closed circuit). Oversize rejects from the SAG mill are transferred to the SAG mill feed conveyor by three pebble conveyors in series when operated in closed circuit. When it operates in open circuit, the oversize rejects are transferred by a conveyor to the Plant I crushing circuit.

Infrastructure, Permitting and Compliance Activities

Paracatu infrastructure and services have been designed to support an operation of 61 Mt/a.

The mine site consists of two processing plants, related mine services facilities (truck shop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, offices etc.).

The mine draws its power from the Brazilian national power grid which is largely based on hydroelectric power generation. Kinross is connected to the 500 kV national grid via a 500 kV/230 kV substation owned by the mine. A 230 kV transmission line, approximately 34 kilometres long, feeds the mine from this substation. This transmission line is connected to substation 43-SE-501 located at the mine site which subsequently feeds the Plant II distribution system at 13.8 kV and Plant I transmission line at 138 kV. The 138 kV Plant I transmission line feeds a 138 kV/13.8 kV substation located at Plant I, which subsequently feeds the Plant I distribution system.

In 2018 Kinross acquired the BCO and Caçu hydroelectric power plants located on the Claro River in the neighbouring state of Goias, approximately 660 kilometres west of Paracatu. The Claro River is a tributary of the Paranaiba River which is a major river in the country. The power is “wheeled” from these generating plants to Paracatu using existing transmission infrastructure and market mechanisms.

The operating permit for Paracatu was renewed in March 2018. This permit covers all site facilities associated with the Eustáquio dam and Santo Antonio dam.

Since 2009, Kinross has maintained an independent review process for all of its tailings facilities. The review process includes on-site visits once every three years, as well as a review of new construction or new expansions at the design stage. The review is conducted by an independent expert. Given the risk profile at Paracatu, on-site independent reviews are conducted on an annual basis.

The main water sources for KBM operations are run-off water collected in the mine sumps, run-off water collected in the tailings dam catchment basins, recirculated effluent from processing activities, and make-up water from streams and wells. The majority of process water is captured and maintained in the mine sumps and tailings catchment basins during the rainy season for use during the dry season. The current operating plan has all water in mine sumps pumped to the plants continuously with Eustáquio recycle water pumping set to the desired rate to maintain total demand.

Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Paracatu under IFRS as at December 31, 2019, at approximately $78.6 million.

Capital and Operating Costs

The capital cost estimate for Paracatu is summarized in the table below.

Estimated Sustaining Capital for Life of Mine

Area	Sustaining Capital
Mine Mobile Equipment	($M)	320.0
Mine Other	($M)	33.9
Processing Facilities	($M)	125.4
Tailings Facilities	($M)	512.5
Site Infrastructure	($M)	15.2
Major Development Projects	($M)	—
Information Technology	($M)	8.9
Salvage Value	($M)	-18.7
Total	($M)	997.2

Estimated Operating Costs for Life of Mine

Area	Unit	Cost
Mining	($/t mined)	1.76
Rehandle	($/t rehandled)	1.22
Processing	($/t processed)	3.77
Processing Santo Antônio Tailings	($/t processed)	1.80
Site Admin	($M/ year)	42.0

Exploration, Development and Production

In 2020, KBM expects to continue a diamond drilling program on the Paracatu deposit that began in 2018.

The Company has completed initial optimization and analysis work for Paracatu. The optimization and analysis work focused on determining the optimal mine plan after taking into account changes undertaken at Paracatu over the past few years. The optimization work also assessed the impact of throughput variances in quartzite-impacted zones, lower realized recoveries in certain zones of the ore body, water mitigation projects, local cost inflation, and changes to the fiscal regime in Brazil. The technical work resulted in an increase of 828,000 ounces to the site’s mineral reserves estimates before 2019 depletion and extended Paracatu’s mine life to 2031.

Kupol and Dvoinoye, Russian Federation

General

Kupol

Development and construction of the Kupol mine commenced in 2005 by Bema Gold Corporation (“Bema”), which was acquired by Kinross in 2007. As part of the Bema acquisition, Kinross acquired a 75% interest in Chukotka Mining & Geological Company (“CMGC”).

On April 27, 2011, Kinross completed its acquisition of the remaining 25% of CMGC from the State Unitary Enterprise of the Chukotka Autonomous Okrug, which is owned by the Government of Chukotka Autonomous District, an autonomous Okrug (region) in the northeast region of the Russian Federation (“Chukotka A.O.”). This transaction gave Kinross 100% ownership of the Kupol mine and the Kupol East and Kupol West exploration licenses.

Dvoinoye

In 2010, Kinross acquired a 100% interest in the Dvoinoye underground gold mine through the acquisition of Northern Gold LLC (“Northern Gold”) and Regionruda LLC (“Regionruda”). The Dvoinoye mine is owned and operated by Northern Gold, a wholly-owned subsidiary of Kinross. On October 1, 2013, Kinross began commercial production at the Dvoinoye underground gold mine. Ore from Dvoinoye is processed at the Kupol mill, which is owned by CMGC.

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated March 31, 2015, in respect of Kupol and Dvoinoye, prepared by John Sims, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com). Detailed financial, production and operational information for the Kupol and Dvoinoye mines are available in Kinross’ MD&A for the year ended December 31, 2019.

Property Description, Location, and Access

Kupol

The Kupol mine is located in the Far East of Russia within the Chukotka A.O. The mine is approximately 330 kilometres (by air) south-southwest of Pevek and 1,230 kilometres northeast of the town of Magadan.

The Kupol site is isolated and can only be accessed by air, winter roads, and seasonal summer roads. By winter road, there is a network of roads that are passable between mid-December and mid-April. A paved road travels 35 kilometres from Bilibino south to Keperveem. From Keperveem, a government-maintained winter road travels 140 kilometres along the Anui River to Ilirney. From Ilirney, the winter road travels 160 kilometres southeast to the site. Russian tank vehicles can access the property along these roads from midsummer to fall. The main access road from port facilities is from Pevek to the Kupol site. Pevek and Kupol connect with a combined all-season and winter road for a total distance of approximately 450 kilometres. As of 2013, an all-season road has been constructed from Kupol to Dvoinoye. This section of road connects to the road to Pevek and permits winter and seasonal summer road access from Pevek to Kupol. A further network of 1,500 kilometres of winter roads and all-season roads connects the site to the southern centre of Magadan. The Kupol area is accessible by aircraft and helicopter which land on a 1,800-metre airstrip north of the camp.

The Kupol property comprises a 17.4 square kilometre license for subsoil use for geological study and production of gold and silver. This license was issued by the Ministry of Natural Resource of the Russian Federation on October 4, 2002, and is held by CMGC.

In 2006, CMGC acquired two exploration licenses surrounding, and adjacent to, the Kupol project. With the acquisition of these two licenses, known as Kupol West and Kupol East, CMGC increased its overall land position in the Kupol project area from approximately 17.5 square kilometres to a combined total of approximately 443 square kilometres. On August 27, 2010, Kinross, certain subsidiaries, and B2Gold Corporation (“B2Gold”) completed an Assignment, Settlement and Release Agreement pursuant to which B2Gold released Kinross and the applicable subsidiaries from certain joint venture obligations that had existed among Kinross, the applicable subsidiaries and B2Gold pursuant to a purchase and sale agreement with respect to the Kupol West and Kupol East licenses. In 2014, in accordance with the terms of the Kupol East license, a final report was submitted that concluded that no potential economic resources had been found after five years of exploration work. On December 8, 2017, CMGC therefore informed the sub-soil authorities about the return of the Kupol East license after completion of the environmental requirements stated in the license agreement.

In December 2014, following an application by CMGC, the Company obtained two new licenses in the Kupol region at auction, Kupol North and Leva Mechkereva, totalling together 1,458 square kilometres thus substantially increasing the overall land position of Kinross in the Chukotka A.O. In the first half of 2015, another two licenses (Shumnaya and Kitepvaamskaya), totalling together approximately 200 square kilometres were acquired pursuant to new Russian legislation. The duration of both the Shumnaya and Kitepvaamskaya licenses is seven years.

In 2018, CMGC was granted a new exploration license “Lipchikveemskaya”, located west-northwest of Kupol, comprising 98.8 square kilometres.  The license is due to expire in November 2026.

The Kupol East and Kupol West licenses are subject to a 1.5% net smelter return royalty payable to B2Gold. The licenses do not include the Kupol operation. CMGC is also subject to a mineral extraction tax at a rate of 6% for gold and 6.5% for silver, which is calculated as the average price per gram of gold and silver sales multiplied by the quantities of precious metals contained in the produced doré.

Dvoinoye

The Dvoinoye mine is located approximately 100 kilometres north of the Kupol operation within the remote, undeveloped, mountainous area of the Chukotka A.O.

The Dvoinoye site is isolated and can only be accessed by air (helicopter), by winter roads, or by an all-season road from Kupol. There is a network of winter roads that is passable between mid-December and mid-April. An all-season road connecting the Dvoinoye site and Kupol was completed in 2013. The road is a two-lane gravel road with a camp located at the approximate mid-point. The road includes a 110-metre long bridge across the Anui River. The road is used for the movement of ore to Kupol and for the transportation of crews and materials between Kupol and Dvoinoye. By air, the Dvoinoye site can be accessed by helicopter from Pevek airport (about 1.5 hours), from the Kupol mine (about 40 minutes), or Bilibino airport (about 45 minutes). Personnel access to the site is by air to the Kupol airport and then by vehicle to Dvoinoye.

The Dvoinoye exploration and mining license, which covers an area of 5.76 square kilometres including mine operations and associated facilities, is located within the Vodorazdelnaya license. The Vodorazdelnaya license is a combined reconnaissance and mining claim. It was issued in 2008 and covers a total area of 916.4 square kilometres. The Dvoinoye subsoil license was first issued in 2007 and was renewed in 2013. The license is valid until January 1, 2023. Both the Dvoinoye and Vodorazdelnaya licenses were acquired by Kinross in 2010 when it completed its acquisition of Northern Gold and Regionruda, owners of the Dvoinoye license and the Vodorazdelnaya license, respectively. Due to the merger of Regionruda with Northern Gold in 2015, Northern Gold is now the owner of both licenses.

In 2018 Northern Gold was granted two new exploration licenses “Imreveemskaya” and “Tytylvaamskaya”, located southeast of Dvoinoye, comprising 196.9 square kilometres. The licenses are due to expire in November 2026.

There are no royalties payable in respect of the Dvoinoye mine. Northern Gold is subject to a mineral extraction tax at a rate of 6% for gold and 6.5% for silver, which is calculated as the average price per gram of gold and silver sales multiplied by the quantities of precious metals contained in the produced doré.

In February 2017, Northern Gold became eligible for mineral extraction tax incentives, which reduce the extraction tax rate to 0% on ore extracted from the Dvoinoye deposit. Fees associated with the Dvoinoye subsoil license, for the purpose of prospecting, exploration, and mining, are paid on a regular basis to the authorities. An environmental impact assessment was completed for the Dvoinoye mine in 2013.

History

Kupol

Quartz veins were originally located in the Kupol area in 1966 during a Soviet government 1:200,000 regional mapping program. The main Kupol deposit was discovered by the Bilibino-based, state-funded Anyusk Geological Expedition (the “Expedition”) in 1995. Gold, silver, arsenic, and antimony anomalies were identified through a 1:200,000 stream sediment geochemical sampling program. During 1996 and 1997, the Expedition completed mapping, prospecting, magnetic and resistivity surveys, and lithogeochemical and soil surveys.

During 1998, two drillholes were drilled and four trenches were excavated. In 1999, Metall LLC (“Metall”), a Chukotka-based, Russian mining cartel, acquired the rights to the deposit and contracted Anyusk to conduct the exploration work. From 1999 through 2001, an additional 31 trenches and 24 drillholes were completed. In 2000 and 2001, 450 metres of the central portion of the vein system was stripped, mapped and channel sampled in detail. By the end of 2001, the work completed included 3,004 metres of drilling in 26 drillholes, 5,034.1 metres of trenching and 3,110.8 metres of channel sampling. Additionally, the majority of the license area was surveyed, and a frame for a small mill was constructed immediately south of Bolotnoye Lake, where the 2004-2006 camp was located.

The original Kupol license was issued to Metall on March 16, 1999. On October 4, 2002, this Kupol license was re-issued to CMGC, a newly established subsidiary of Metall. In December 2002, Bema entered into an agreement to acquire up to a 75% interest in the property. Beginning in 2003, Bema conducted several years of exploration and development activities.

In 2008, mining in the open pit progressed mainly on the south side and north side of the pit. Open pit mining continued through 2009 and 2010 and the open pit was completed in 2011. The underground mine began producing ore in May 2007. Process facilities and other infrastructure construction continued throughout spring 2008. The mill was commissioned in May 2008 and first gold production occurred at that same time.

Dvoinoye

The Dvoinoye deposit was discovered in 1984 through a program of regional soil sampling, geophysical surveys, and geological mapping. The Dvoinoye site includes an inactive open pit mine which previously operated six months per year, with a throughput of approximately 250 tonnes per day. Open pit operations were initiated in 1996 by Northern Gold, which was originally a subsidiary of Anyusk. Operations continued under the ownership of the deposit by Millhouse Capital and were terminated before acquisition by Kinross.

On August 27, 2010, Kinross completed the acquisition of 100% of the participatory interests in Northern Gold and Regionruda. Prior to the acquisition, the Russian Federation Government approved of Kinross’ 100% ownership of Dvoinoye as a strategic deposit. Kinross completed construction of a temporary camp in 2010 and submitted a five-year exploration program which was approved by government authorities. Exploration activities under the direction of Kinross started in late June 2010 and comprised primarily diamond drilling and validation of Northern Gold’s previously completed analyses. A scoping study for Dvoinoye was completed by Hatch in January 2011, and mining of the decline started after regulatory approval of the exploration program. A feasibility study by Hatch was started in February 2011, and construction of site infrastructure facilities began in March 2011. The Hatch Feasibility Study was completed in March 2012.

Commercial production by Kinross began on October 1, 2013. All ore is processed at the Kupol mill.

Geological Setting, Mineralization, and Deposit Types

Kupol

The Kupol deposit is located in the 3,000 kilometre long Cretaceous Okhotsk-Chukotka volcanogenic belt. This belt is interpreted to be an Andean volcanic arc type tectonic setting, with the Mesozoic Anui sedimentary fold belt in a back-arc setting to the northwest of the Kupol region. Russian 1:200,000 scale mapping indicates that the Kupol deposit area is centred within a 10 kilometre wide caldera, along the northwestern margins of the 100 kilometre wide Mechkerevskaya volcano-tectonic “depression”, an Upper Cretaceous bimodal nested volcanic complex. The volcanic succession in the area is 1,300 metres thick and consists of a lower sequence of felsic tuffs and ignimbrites, a middle sequence of andesite to andesite-basalt flows and fragmentals capped by felsic tuffs and flows. These sequences are cut and discordantly overlain by basalts of reported Paleogene age. The volcanic rocks unconformably overlie and intrude folded Jurassic sediments.

The north-south oriented Sredniy-Kaiemraveem River valley to the south and the Stranichniya valley to the north are both inferred to reflect a major deep-seated regional structure. The Kupol structure is inferred to be a splay off this regional structure.

The property is underlain by shallow eastward dipping andesite lithic tuffs, feldspar-hornblende porphyry andesite, and andesite-basalt (trachytic andesite) flows. The andesitic volcanic units are intruded by massive to weakly banded rhyolite dykes, rhyolite and dacite flow-dome complexes, and basalt dykes. The main deposit strikes north-south and has been divided into six contiguous zones. From north to south these are North Extension, North, Central, Big Bend, South, and South Extension.

The Kupol deposit is considered to be an example of a low-sulphidation epithermal deposit. Low-sulphidation epithermal deposits are high-level hydrothermal systems, which vary in crustal depths from depths of about 1 kilometre to surficial hot spring settings. Host rocks are extremely variable, ranging from volcanic rocks to sediments. Calc-alkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

Mineralization in the near-surface environment takes place in hot spring systems or the slightly deeper underlying hydrothermal conduits. At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets, and hydrothermal and tectonic breccias can act as mineralized-fluid channelling structures. Through-going, branching, bifurcating, anastomosing and intersecting fracture systems are commonly mineralized. Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

The mineralization typically includes pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Dvoinoye

The Dvoinoye gold-silver deposit is located within the Okhotsk—Chukotka Volcanic Belt (“OCVB”), an Andean-type continental margin magmatic arc that extends southwest from the Chukotka Peninsula along the East Asian coastline. The OCVB has four distinct segments: two roughly northwest trending segments separated by a longer northeast trending zone and a shorter northeast zone at the far southwest end.

The OCVB is divided into six sectors based on basement lithologies and on compositional differences in the volcanic sequences. The central sectors of the belt are further divided into a plutonic-dominated interior zone and a volcanic-hypabyssal dominated exterior zone. The axial boundary corresponds to a gravity boundary (crustal thinning). Dvoinoye and the Kupol deposit located 98 kilometres to the south are both located in the exterior zone, at the boundary of the Anadyr and Central Chukotka sectors.

Host rocks at Dvoinoye are Late Cretaceous intermediate-felsic volcanics of the Tytylveyem Suite, which is divided into three units. At Zone 37, the host rock is assigned to the lower unit of the Tytylveyem Suite. The main host rock here is porphyritic dacite lava, containing 20% to 30% phenocrysts (plagioclase, pyroxene and potassium feldspar), in a siliceous aphanitic matrix. Other components of the local geology include crosscutting pyritic hydrothermal breccias that may mainly affect the tuff units. Their distribution and geometry are unclear but at least part of the Zone 37 vein is hosted by narrow siliceous pyritic milled breccias that may be related to larger volume hydrothermal breccias.

The Dvoinoye veins are close to the northern margin of the Ilirney granitic massif. As a result, there is substantial development of dykes, sills, and plugs of generally granitic composition.

Dvoinoye is a low sulphidation epithermal gold-silver vein deposit. The principal vein at Dvoinoye strikes at 040° over a length of at least 800 metres. Ore zone width ranges from a few metres to more than 30 metres in the central shoot. The vein has been drilled over a vertical extent of about 350 metres (including sills). The vein system has a steep to subvertical dip to the southeast. There is evidence that at depth the vein system may shallow in dip, from subvertical to about 70°. There are two main thick quartz veins, within a variably, wide envelope of narrower veins and veinlets (stockwork zone). The central shoot represents a blowout in width where the shoot may have a pipe-like form. The bulk of the gold is in the central shoot. At depth and at the southwestern end, the mineralization forms a series of sub-parallel veins, rather than one or two wide veins. Late to post vein block faults probably disrupt vein continuity along strike, especially to the northeast where the fault-bounded granite intrusion is developed.

Mineralization is characterized by low total sulphide content, generally less than one percent, by variable but low gold: silver ratios (average 1:1), and by the presence of considerable free gold in parts of the deposit. The main ore minerals and related sulphides in the vein are native gold, freibergite, pyrite, chalcopyrite, galena, and sphalerite, with minor acanthite. Ore minerals are generally fine-grained. Gold occurs inter-grown with sulphides, free in quartz-illite aggregates, and in places as rare dendritic growth bands.

A wide variety of vein and mineralization textures are recognized, including massive vein, colloform-crustiform banded vein, breccia, and veinlet/stockwork zones. The vein mineralogy consists of quartz-chalcedony (80% to 90%), adularia (5% to 7%), carbonate (up to 5%), illite, and chlorite. The main vein displays a lateral and vertical zonation in mineralization and alteration assemblages, reflecting the evolution of the system spatially and over time. Four styles of gold mineralization have been identified: pink quartz gold; carbonate-base metal gold; chalcedony-ginguro gold-silver; and green quartz breccia.

Exploration

Kupol

Exploration in the Kupol area began in 1996 and has been continuous since that year. Exploration has primarily been undertaken by Bema or Kinross, or by contractors (e.g. airborne geophysical surveys).

An area of 8 square kilometres around the Kupol deposit was surveyed in detail to create a 1:2,000 scale map with 2 metres contour spacing. A survey control net, laid out in local grid coordinates with a classified origin, is tied to the regional survey control points. Most control points were shot in 2000; additional survey control points were added in 2003. These points are used by exploration and engineering/construction for survey control. The topography map is constantly revised to reflect the actual topographic surface as defined by data such as topographic surveys, drill hole collar, and trench locations.

Geological and structural mapping have been completed at regional scale (1:50,000 scale), to prospect scale (1:4,000 and 1:5,000 scale) and, to detailed scale (1:50 scale). Map results were used to identify areas of quartz veining, silicification, and alteration in outcrop that warranted additional work.

Geochemical surveying at 1:10,000, covering 7.8 square kilometres, and completed over the Kupol vein area prior to 2003, defined the deposit area as a gold, silver, arsenic anomaly with locally anomalous areas of mercury, lead, zinc and antimony.

Magnetic and resistivity surveys were also completed over a similar area to that tested with geochemical surveying, with initial 100x20-metre grids followed by detailed 25x5-metre and 20x5-metre grids, respectively. Magnetic surveying was performed using a Geometries Proton G858 magnetometer. This work defined the deposit as an area of magnetic low response and higher apparent resistivity.

To expose the vein systems prior to generating drill targets, large areas of the Kupol vein were stripped, mapped, and channel sampled. Stripping comprised removal of surface debris, either manually, or by mechanical methods, and the resulting surfaces were pressure washed for maximum outcrop exposure. A total of 52 trenches (5,306 m) were excavated in the period 1998-2003 by Russian teams. In the same period, 97 channels were sampled (2,694 m).

During 2004, exposures were channel sampled along east-west lines at 5-10-metre spacing over an area of 4,680 square metres. Channels were cut using a diamond rock saw, and samples were chiselled from the cut and collected into plastic sample bags. The start and end of each sample were surveyed. A total of 87 channels were taken (699 metres), and two trenches (226 metres) were excavated. In 2005, a total of 18 trenches (1,872 metres) were excavated, and 96 channel samples (1,813 metres) were taken. Results were used to identify areas of grade and vein continuity and target drill holes.

During 2006, surface stripping of the Kupol vein outcrop was completed in the South zone. All veining that was feasibly accessible from the surface was at that stage stripped and channel sampled, generally on a spacing of 5 metres between sample lines. The stripping extended to a southern limit of 90,300 N. A similar sampling methodology to 2004 was employed, and the start and end points of each channel were surveyed.

In June 2009, an aeromagnetic survey was performed by the Geological-Geophysical Company LLC of Moscow. The survey consisted of 3,140 linear kilometres of towed bird total magnetic intensity measurements using an MI-8 helicopter with the sensor towed at a nominal 200 metres AGL. Line spacing was 100 metres with 1,000-metre tie lines. Preliminary results verified the major features seen in previous ground magnetic surveys, including the pronounced north-south magnetite destructive zone that hosts the Kupol deposit. Numerous, often multiple caldera structures are seen as well as several episodes of faulting.

Dvoinoye

The Dvoinoye area was identified through regional aeromagnetic, gravimetric, and geochemical exploration programs in the 1960s. Geochemical and geophysical surveys continued in the 1980s, and the Dvoinoye deposit was discovered in 1984 through soil sampling, geophysical surveys and geological mapping, and drilling programmes were conducted in the late 1980s and into the 1990s. Trench sampling was conducted on the open pit mining that began in 1996.

Detailed information on these historical exploration results is not available and Kinross has not relied on information from these early exploration programmes for resource estimation.

Drilling

Kupol

In 2012, underground definition drilling totalled 25,118 metres (N- and B-sized core). In 2010 and 2011, underground definition drilling totalled 28,430 metres and 30,116 metres, respectively (NQ- and BQ-sized core). Termite core drilling was conducted to test the limits of mineralization in the development headings and to optimize slashing operations and panel extraction, and 2,559.5 metres were drilled in 2012, 4,148 metres were drilled in 2011, and 3,200 metres were drilled in 2010.

In 2013, underground definition drilling totalled 22,538 metres (NQ- and BQ-sized core). The Termite core drilling totalled 641 metres.

In 2014, underground definition drilling totalled 23,426 metres (NQ- and BQ-sized core). The Termite core drill was replaced by an on-site Solo drill to test the limits of mineralization in the development headings and to optimize slashing operations and panel extraction, and 6,059 metres were drilled.

The underground definition drilling totalled 24,437 metres and 26,417 metres (NQ- and BQ-sized core) in 2015 and 2016 respectively. The average sample length was one metre. An additional 8,470 metres and 10,170 metres were drilled in 2015 and 2016 respectively with Sandvik Solo in order to define the horizontal extension of mineralization.

In 2017 a further 263 diamond drill holes, comprising 31,851 metres were drilled. In addition to operational drilling a further 190 exploration drill holes were completed during 2017, comprising 80,613 metres of diamond drilling.

In 2018, 100,186 metres of surface exploration drilling was completed on multiple targets in the Kupol District, bringing the total exploration drilling database to 661,022 metres. Additionally, in 2018, 52,484 metres of underground grade control drilling was completed on multiple targets within the Kupol orebody, bringing the total grade control drilling database to 340,461 metres.

During 2019, 88,585 metres of surface exploration drilling was completed on multiple targets in the Kupol District, bringing the total exploration drilling database to 749,607 metres.

Additionally, during 2019, 70,570 metres of underground grade control drilling was completed on multiple targets within the Kupol orebody, bringing the total grade control drilling database to 411,031 metres.

Dvoinoye

In 2016, a total of 26 diamond drill holes were completed for 13,016 metres on the Dvoinoye mining license at Zone 37. Drill campaigns on Zone 37 completed between 2000 and 2016 included 442 surface and underground core drill holes, totalling 121,403 metres.

In 2017 a further 815 drill holes, comprising 32,448 metres were drilled.  This brings the total in-mine and resource development drilling programme to 2,783 drill holes, comprising 145,923 metres up to the end of 2017. In addition to operational drilling a further 90 exploration drill holes were completed during 2017, comprising 23,434 metres of diamond drilling.

In 2018, 42,383 metres of surface exploration drilling was completed on multiple targets in the Dvoinoye District, bringing the total exploration drilling database to 315,146 metres. Additionally, during 2018, 9,351 metres of underground grade control drilling was completed on multiple targets within the Dvoinoye orebody, bringing the total grade control drilling database to 66,572 metres.

In 2019, 71,867 metres of surface exploration drilling was completed on multiple targets in the Dvoinoye District, bringing the total exploration drilling database to 387,013 metres.

Additionally, during 2019, 14,200 metres of underground grade control drilling was completed on multiple targets within the Dvoinoye orebody, bringing the total grade control drilling database to 80,772 metres.

Sampling, Analysis and Data Verification

Kupol

Drill core was delivered from the drills in covered wooden boxes to a logging and sampling facility. The core was two-thirds split using a diamond saw; the remaining third was returned to the core box as a permanent record.

The minimum sample length was 0.25 metres for HQ diameter core and 0.30 metres for NQ diameter core. The average sample length is generally 1 metre. Mineralized zones were bracketed by a minimum of 1-3 metres of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled.

Sampling intervals were determined, marked up, and tagged by the geologists. The intervals were based on geology (lithology, mineralogy, texture, and structure). Sampling across contacts was only permitted if the vein width was less than the minimum sample width. The core was manually oriented to ensure that the core was consistently split and that there was no sample bias.

Samples containing visible gold or abundant sulphosalt mineralization were indicated by a white sample bag at the start of the sample interval, so sampling technicians would employ contamination minimization protocols during cutting and laboratory preparation. Field duplicate samples were marked with flagging tape. Field duplicate samples were created by cutting the two-thirds split into two one-third sections; both samples were sent for analysis. Definition drill holes are whole-core sampled with no sawing or splitting.

Sampling always occurs from the footwall to the hanging wall. The geologist paints a level sample line on the face at 1 metre above the ground and the objective is to make the line disappear during sampling. This methodology approximates a 5x5 centimetres channel sample. Geologists break samples on the same criteria as the core sampling, and at the same maximum and minimum lengths.

Due to the remote location of the Kupol project and the difficulties with shipments of samples within and from Russia, a containerized field laboratory was set up at the Kupol site and was responsible for all assays between 2003 and 2008. The facility was set up and run as an independent laboratory that operated as a Russian certificated Anyusk Geological Expedition field laboratory (Kupol laboratory).

In 2008, the site analytical laboratory was moved to new premises within the Kupol mill building and has continued in use as the primary analytical laboratory for Kupol. The 2008-2009 bi-annual programs included an external check at an outside laboratory for samples by the geology department. Approximately 400 pulps were collected and shipped to an external laboratory in Magadan. All other sampling and assaying are done at the Kupol laboratory.

A program to determine the in-situ bulk density (specific gravity) of the major vein and nonvein rock types was conducted at the Kupol site during 2013-2014. Bulk density testing was conducted on 390 samples from the Kupol Mine and 618 samples from the Moroshka Project. Collected data confirmed the existing parameters with few minor deviations.

Laboratory preparation and analytical protocols have Russian translations and represent a compromise to meet or exceed Russian regulatory requirements and North American accepted practices.

All sample preparation and assaying were completed at the Kupol laboratory. The mine has established sample preparation and assay procedures for all sample types (drill core, RC, and termite core). Sample batch prefixes identify the sample type and a unique number identifies the sample batch. Sampling crews submit samples daily accompanied by an electronic submittal file. After initial assaying, the laboratory moves samples to temporary storage. Geology is responsible for long-term storage which consists of shipping containers. Once samples exceed the required retention time they are disposed of at the crusher stockpile on the low-grade stockpile.

Samples were received at the laboratory as follows: samples were delivered to the laboratory by the sampling technician accompanied by a submission form signed by the geologist and the sampling technician; the submission form and samples were checked for accuracy and completeness; the samples were logged into the laboratory system; a laboratory technician signed the submission form, made a copy of the submission form and returned the original to the sampling technician; and the samples were placed in a secure container prior to processing.

The sample preparation and assay procedure was as follows: all samples were dried in a locked, heated container, either within the sample bag or on a steel tray; dried samples were transferred to the sample preparation area; each sample was crushed in a jaw crusher to 95% of -10 mesh (<2 mm); the sample was pulverized to 90% passing -150 mesh (0.005 mm) in a LM2 bowl and puck pulverizer and split into four 250 gram samples; one pulp sample went for fire assay, one was kept as a laboratory reject, and two were retained as geology duplicates. All pulps are stored in locked containers.

For every 20 samples, one additional sample was split from both the crusher and pulverizer splits to ensure compliance with laboratory quality control specifications. All equipment was air-washed between samples. A blank silica sample was run as a cleaning medium every twenty samples, and after samples with visible gold or strong mineralization.

The accepted assay procedure for all Kupol samples is fire assay with a gravimetric finish. Exploration charges are 50 grams with stated detection limits of 0.1 g/t Au and 0.5 g/t Ag. Production and definition sample charges are 25 grams with stated detection limits of 0.5 g/t.

The Bema QA/QC program for the exploration drilling included the regular insertion of blanks, commercial reference standards, and field duplicates. The Kupol laboratory also inserted blanks, standards, pulp replicates, and reject duplicates. In addition, external pulp duplicates were sent to Assayers Canada (“Assayers”) in 2004 and 2005, and the vein samples with assays greater than 3.0 g/t Au at Assayers in 2004 were forwarded to ALS Chemex for the second round of external check assaying. The 2006 QA/QC work is not documented and no external check assaying was done in 2007. From 2008 onwards, Kupol has sent a few hundred samples each year for external assaying confirmation.

Barren rhyolite rock, collected from a pit near the Kupol airport, is used for blank material. Blank insertions are made on a regular basis. Geologists try to position the blanks after high-grade samples to help monitor and control potential contamination problems that can arise during sample crushing and pulverizing. The blank failure rates have generally been very low.

Geologists collect field duplicates from each trench and from each face. The geologist may select any sample as the duplicate as long as it is coded as a vein. The duplicate is offset approximately 30 to 50 centimetres along the dip of the vein stratigraphy underground, and in the trenches, approximately 10 to 30 centimetres horizontally along strike. Field duplicates receive a pre-printed tag in the same number series as the other samples and they remain blind to the laboratory.

All of the QA/QC data are monitored by the database manager and Kupol has well-defined rejection criteria. No data are uploaded to the final database until the database manager examines and accepts the associated QA/QC results. Kupol has developed a graphical monitoring system in Geobank that allows the database manager to rapidly extract data over any desired time period and view it on various types of graphs and control charts. The gravimetric fire assay detection limit for exploration samples (50 gram aliquots) is 0.1 g/t for Au and 0.5 g/t for Ag. The blank failure threshold for gold is set at 2.5 times the detection limit, which is reasonable although slightly lower than the industry standard threshold of three times the detection limit.

Assays are stored in a Fusion database on site on the Kupol main server under password protection and are accessible only to the database administrator and the IT department. All data included in the resource estimation databases has been validated and is of sufficient quality to be appropriate for use in Mineral Resource estimations.

Each drill hole (or trench/channel) has its own hard-copy file folder and all documents pertaining to that drill hole are stored in that folder. The types of records stored include collar survey certificates, downhole survey slips, geological and geotechnical logs, point load and density test forms, assay certificates, shift reports, timesheets, and database reports.

All original documents are located at the Kupol site and in the Magadan office. Digital data are regularly backed up.

The resource database was reviewed and verified during site visits, a series of verification exercises during internal and external audits and a review of QA/QC results. In particular, detailed data verification was completed by Garagan (2005), who manually verified essentially all of the drillhole collar and survey records, and approximately 10% of the assays, from 2003 and 2004. A significant portion of the database has subsequently been verified by site personnel on a regular basis.

Dvoinoye

Sampling intervals were determined, marked up, and tagged by the geologists. The intervals were based on geology (lithology, mineralogy, texture, and structure). Sampling across contacts was only permitted if the vein width was less than the minimum sample width. The core was manually oriented to ensure that the core was consistently split and that there was no sample bias. The minimum sample length was approximately 0.2 metres. Most of the drill holes were HQ diameter core and some drill holes were NQ diameter core. Generally, the maximum sample length was one metre in mineralization and up to three metres in waste. Mineralized zones were bracketed by a minimum of 1-3 metres of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled. The whole core was sampled in the oldest drill holes and split at an undefined point in time using a hammer and chisel. The core has been split using a diamond saw since 2008. Freshwater is used as protection against re-circulation contamination. Specific gravity measurements have been taken from 673 samples from exploration drill core.

Due to the remote location of the project and the difficulties with shipments of samples within and from Russia, a mining laboratory was set up on the site at the old processing plant. The laboratory procedures and internal laboratory protocols were audited in 2008 by Micromine personnel and no significant issues were reported.

In May 2008, 120 samples were sent to Alex Stewart Group Laboratories (“Alex Stewart”) in Moscow for external check assays. The samples averaged 45.84 g/t Au at Alex Stewart versus 46.68 g/t Au at the mine laboratory, which is less than a 2% difference. Overall, the results indicate that the mine laboratory gold and silver assays were reliable and accurate with no significant biases evident.

Core samples up until mid-2010 were analyzed by fire assay at the Northern Gold assay laboratory located at the Dvoinoye mine site. Until June 2009, no blanks or standards were used in Northern Gold’s mine laboratory at Dvoinoye. The laboratory was certified in June 2009 and blanks and standards were subsequently used.

Most of the split core samples from the 2010 and 2011 drilling program were shipped in secure containers to the SGS Vostok Laboratory (“SGS Russia”) in Chita Oblast, Russia. On October 9, 2008, SGS Russia was accredited by the Russian Federal Agency on Technical Regulation and Metrology for gold and silver, among others, for assaying under International Standards Organization/International Electrotechnical Commission (ISO/IEC) Guideline 17025. A smaller proportion of samples were submitted to the Kupol mine laboratory owned and operated by Kinross. Kinross also used ALS Chemex in Chita (“ALS Chita”), accredited under ISO/IEC Guidelines 17025, for umpire laboratory monitoring of the reliability of assaying results delivered by SGS Russia.

Beginning in late June 2010 when Kinross took control of work on the property, but before ownership changed hands, all samples were prepared and analyzed off-site. For the 2010 and 2011 drilling programs, Kinross relied partly on the internal analytical quality control measures implemented by both the SGS Russia and Kupol laboratory. In addition, Kinross implemented external analytical quality control measures on all sampling consisting of using control samples in all sample batches submitted for assaying including field blanks, certified standards, and field duplicates.

In 2011, SRK Consulting (“SRK”) recommended the use of blind coarse reject and blind pulp duplicate samples at the primary laboratory, SGS Russia. At the request of Kinross, SRK randomly selected 5% of coarse reject material and another 5% of pulp duplicates. Samples were carefully re-numbered and re-bagged as necessary to conceal the identity of the original samples from the laboratory.

The overall quality control sample insertion rate averages 23.7%. In addition, approximately 10% of the 2010 samples and 5% of the 2011 samples sent to SGS Russia were check assayed at ALS Chita. Seventy-two samples assayed at Kupol in 2010 were also check assayed at ALS Chita.

In 2012 and 2013, most samples were sent to the Kupol laboratory and fire assayed for gold and silver using similar methods to SGS Russia. An on-site sample preparation facility was commissioned in 2014.

Exploration drill hole data are stored in a DataMine Fusion database. SRK conducted a series of routine verifications to ensure the reliability of the electronic data provided by Kinross. This included auditing the electronic data against original records in the form of Adobe PDF assay certificates. Approximately 10% of the assay data were audited for accuracy against assay certificates.

Mineral Processing and Metallurgical Testing

Kupol

For the 2005 feasibility study, the metallurgical sampling program consisted of 11 composite samples made from 27 samples from 2004 and 2005 drill core reject, and one trench bulk sample. These samples were submitted for the following tests: Canadian Centre for Mineral and Energy Technology (“CANMET”) Enhanced Leach Process (“CELP”), Agitated Leach Vessel Testing (“ALV”), Acidification Volatization Recovery pilot test (“AVR”), ore characterization bottle rolls tests and AMEC clay studies. The AVR, ALV, and bottle roll testing were conducted at SGS Lakefield Research Ltd, the CELP studies at CANMET, Mineral Technology Branch, and the clay studies at AMEC Americas. The goal of the 2005 metallurgical sampling program was fourfold: 1) to provide preliminary metallurgical characterization of new zones of mineralization; 2) to obtain additional metallurgical characterization information in areas of inferred and indicated resources; 3) to provide samples for determination of the cost-benefit analyses of the application of the CELP process; and, 4) to provide samples for further clay speciation and thickening/filtration characterization.

The cyanide concentration for the economic optimum leach conditions was found to be silver grade dependent, with higher grade supporting higher cyanide leach concentrations. The economic optimum leach conditions were used to evaluate the metallurgical response of more than 50 ore variability samples composed of single and multiple hole composites from the core drilling program. Gold recoveries were mostly consistent across the zones in the Kupol deposit, but silver recovery was significantly more variable. Final recovery estimates based on the combined Phase I and II test results were 93.8% for gold and 78.8% for silver.

Dvoinoye

Metallurgical testing of the High Grade (“HG”) and Low Grade (“LG”) Dvoinoye ores and Kupol underground samples were carried out both at the Kupol laboratory and at SGS Chita. An HG composite sample, the Special High Grade (“SHG”) sample, was sent directly to Kupol from the Dvoinoye site for gravity and leach testing as per the Kupol flow sheet. Further metallurgical testing was conducted at SGS Chita on HQ (63.5 millimetre diameter) drill core that was drilled between August and October of 2010. Exploration assaying and comminution, gravity recovery, leaching, and cyanide destruction metallurgical testing were performed by SGS Chita on the HQ core samples.

A grinding circuit survey, followed by JKSimMet modelling and simulation studies were completed under the direction of SGS Lakefield.

Gravity test work was also conducted on one HG and one LG Dvoinoye composite sample at the NTL TOMS group laboratory in Irkutsk with follow up modelling and simulations by Knelson in Langley, British Columbia. The HG and LG Dvoinoye composite samples were prepared by SGS Chita and then shipped to the NTL TOMS laboratory.

A thickener test program was conducted at the Kupol mine site by FLSmidth early in 2011. The testing was performed on the two Dvoinoye HG composites, an LG Dvoinoye composite, a Kupol underground sample and various blends of the Dvoinoye composites with the Kupol underground sample. FLSmidth also tested plant samples to evaluate the capacity of the Kupol process thickeners and for comparison with the other laboratory results.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Kinross Mineral Reserves and Mineral Resources” section for quantity, grades, and category. Assumptions are outlined in the Notes — 2019 Kinross Mineral Reserve and Mineral Resource Statements in the “Kinross Mineral Reserves and Mineral Resources” section.

Mining Operations

Kupol

The Kupol deposit is mined by an underground mining method, long hole longitudinal retreat sub-level open stoping, also known as the Avoca method. Sills are driven on 15 metre (sublevel) spacing approximately 4.5 metres high. Longhole stopes (panels) are drilled using parallel or fan drill holes between the sublevels (approximately 11 metres). Backfill is an integral part of the production cycle of the mining method. Mill production at Kupol is scheduled to continue into 2024.

Dvoinoye

Dvoinoye underground mining operations have used two different mining methods, transverse longhole stoping and longitudinal longhole stoping. Transverse longhole stoping has accounted for more than 90% of the historical production, but the remaining reserves will predominantly be extracted using longitudinal longhole stoping. Mining is expect to finish at Dvoinoye in 2020.

Processing and Recovery Operations

Kupol

The milling process consists of primary crushing and a SAG mill/ball mill grinding circuit and includes conventional gravity technology followed by whole ore leaching. Merrill-Crowe precipitation is used to produce gold and silver doré bars. Counter-current decantation wash thickeners recover soluble gold and silver, and a cyanide destruction system is used to reduce cyanide concentrations to an acceptable level for disposal. The tailings flow by gravity through a pipeline to a conventional tailings impoundment. Doré bars are shipped to the nonferrous metals plant in Krasnoyarsk. Average mill recovery, based on both Kupol and Dvoinoye ore, is 95% for gold and 85% for silver. The mill availability is 94%.

The mill is designed to process ore on a two shift per day, 365 days per year schedule, at a rate of approximately 4,500 tonnes per day or 1,642,500 tonnes per year. This capacity was achieved through modifications in 2013 to provide capacity for Dvoinoye ore as well as from Kupol.

The Kupol mill is expected to process stockpiled ore from Kupol and Dvoinoye until 2024.

Dvoinoye

All ore from Dvoinoye is transported and processed at the Kupol mill.

Infrastructure, Permitting and Compliance Activities

Kupol

The Kupol mine is served by a permanent modular camp with a capacity of more than 650 people. Camp components consist of overflow housing in tents adjacent to the main facility, camp security, medical clinic, kitchen and cafeteria, laundry, recreational, and meeting facilities. Power is provided by a primary diesel generation station with a capacity of approximately 25 MW, as well as a 3 MW auxiliary power station. Approximately 30,000 m³ of diesel is transported from Pevek over the winter road and stored on site. Additional infrastructure includes a 1,800 metres long gravel airstrip and airport facilities, three ventilation portals with primary fans, shops for underground equipment located at each portal, tailings storage facility, offices, and freight storage and handling facilities at Pevek.

All permits required to operate under local, Provincial/State and Federal legislation are in place, and in good standing. The exploration program was fully permitted in accordance with Russian requirements. Additionally, permits have been received for exploration air and water usage, earthworks, site preparation, mill foundation, airstrip, explosive storage and usage, site roads and fuel tank construction. In September 2005 the State Commission on Mineral Resources, a branch of the Ministry of Natural Resources and Russian Federation Federal Agency of Subsoil Use, approved the Russian reserves for the Kupol deposit.

Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Kupol under IFRS as at December 31, 2019, at approximately $54.9 million.

Dvoinoye

The Dvoinoye mine is served by a camp of lesser capacity (approximately 400 people) similar to Kupol. Camp components consist of administration offices, truck shop, warehouse, explosives storage, satellite communications, fuel tank farm, water treatment and sewage plant, freshwater wells and reservoir, fixed and portable crushing plants, container laydowns, ore and backfill waste stockpiles and waste dump. Road systems connect all facilities and provide access to Kupol by way of the Pevek road.

All permits required to operate under local, Provincial/State and Federal legislation are in place, and in good standing. Permits have been received for exploration air and water usage, earthworks, site preparation, explosive storage and usage, site roads and fuel tank construction.

Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Dvoinoye under IFRS as at December 31, 2019, at approximately $14.8 million.

Capital and Operating Costs

Kupol

Capital costs at Kupol consist of mine infrastructure and access development, as well as other sustaining capital, which includes mine equipment replacement and tailings facility expansions. Total estimated life of mine sustaining capital costs are approximately $43 million and is summarized in the table below.

Estimated Sustaining Capital for Life of Mine

Area	Sustaining Capital
Capitalized Development	($M)	21.55
Mine Mobile Equipment	($M)	17.41
Tailings Facilities	($M)	2.16
Site Infrastructure	($M)	1.51
Information Technology	($M)	0.29
Total	($M)	42.92

Estimated Operating Costs for Life of Mine

Area	Unit	Cost
Mining	($/t mined)	51.8
Processing	($/t processed)	41.1
Site Admin	($/t processed)	53.5

Dvoinoye

Dvoinoye capital expenditures are estimated to total $3.8 million over the life of the mine and is summarized in the table below.

Estimated Sustaining Capital for Life of Mine

Area	Sustaining Capital
Mine Mobile Equipment	($M)	3.79
Site Infrastructure	($M)	0.05
Total	($M)	3.84

Estimated Operating Costs for Life of Mine

Area	Unit	Cost
Mining	($/t mined)	35.1
Processing	(included in Kupol)	—
Site Admin	($/t processed)	45.3

Exploration, Development, and Production

The 2019 Kupol exploration program tested targets generated during the 2018 review in addition to those generated through follow-up work programs in 2019. The exploration program focused on the development of near mine targets in addition to those further afield.

The 2020 exploration program for Kupol will follow-up on high-potential targets that were identified during 2019 in addition to testing new targets. Approximately 50,000 metres of exploration drilling are planned to be completed at Kupol during 2020.

At Dvoinoye, the exploration program for 2019 tested near mine and district targets generated during the 2019 exploration programs.

The 2020 exploration program for Dvoinoye will follow-up on high-potential targets that were identified during 2019 in addition to testing new targets. Approximately 40,000 metres of exploration drilling are planned to be completed at Dvoinoye during 2020.

Tasiast, Mauritania

General

The Tasiast mine and the primary exploitation permit are owned by Tasiast Mauritanie Limited S.A. (“TMLSA”), a wholly owned subsidiary of Kinross. An affiliate of TMLSA currently holds two exploitation permits whose underlying lands are contiguous to the Tasiast mining exploitation lands (collectively, the “Tasiast Lands”). The two exploitation permits were received in December 2014, as a result of the conversion of two exploration permits, and expire in December 2044.

As part of the December 2014 conversion process of two exploration permits, Kinross has undertaken to transfer to the Government of Mauritania a 10% carried interest in Société d’Extraction du Nord de l’Inchiri S.A. (“SENISA”), the Kinross affiliate holding the two exploitation permits. Other than the 10% carried interest in SENISA that Kinross has undertaken to transfer to the Government of Mauritania, all permit-holding affiliates of Kinross, including TMLSA, are wholly-owned indirect subsidiaries of Kinross. Kinross acquired TMLSA, including the Tasiast operation and exploitation and exploration permits and lands, through its acquisition of Red Back Mining Inc. (“Red Back”) in September 2010.

In September 2019, Kinross completed a feasibility study to incrementally increase throughput capacity at Tasiast from approximately 15,000 t/d throughput to 24,000 t/d. The project is expected to ramp up to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023. Throughput increases are expected to be achieved through minor upgrades and debottlenecking initiatives in the plant. The project includes modifications to the existing grinding circuit, adding new leaching and thickening capacity, as well as incremental additions to onsite power generation and water supply.

Technical Report

Please see the Company’s National Instrument 43-101 Technical Report dated October 31, 2019 in respect of Tasiast, prepared by John Sims, available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com). Detailed financial, production and operational information for the Tasiast mine is available in Kinross’ MD&A for the year ended December 31, 2019.

Property Description, Location and Access

The Tasiast Lands are located in northwestern Mauritania, approximately 300 kilometres north of the capital Nouakchott and 250 kilometres southeast of the major city of Nouadhibou. The Tasiast Lands fall within the Inchiri and Dakhlet Nouadhibou Districts.

The Tasiast Lands are accessed from Nouakchott by using the paved Nouakchott to Nouadhibou highway for 370 kilometres and then via 66 kilometres of graded mine access road which is maintained by TMLSA. An airstrip at the mine site is used for light aircraft primarily travelling to and from Nouakchott. The principal ports of entry for goods and consumables are either Nouakchott or Nouadhibou. Materials are transported by road to the mine site. Routine access within the country is provided by an 11,000 kilometres long road network, comprising approximately 3,000 kilometres of paved highways and approximately 8,000 kilometres of unpaved highways as well as numerous desert tracks. A paved 470 kilometre long, two-lane highway runs between the cities of Nouakchott and Nouadhibou.

The Tasiast mine is owned and operated by TMLSA under exploitation Permit No. 229C2 (“PE No. 229”). The mining operations and infrastructure (as contemplated in the 43-101 Technical Report dated October 31, 2019) lie entirely within the lands subject to PE No. 229.

The mining operations and infrastructure are located entirely within the 312 square kilometre “Guelb El Ghaîcha” exploitation permit (PE No. 229). PE No. 229 is located centrally within two bordering exploitation permits, totalling 1,597 square kilometres. The Guelb El Ghaîcha permit is owned by TMLSA. The adjacent permits (known as Tmeimichat and Imkebdene) are held by SENISA. These permits are all in good standing.

Surface rights are granted along with PE No. 229, and applicable fees are paid annually, as determined by decree under the Mining Code. Surface rights for the permit are in good standing, and there are no competing mining rights in the area.

Exploration permits grant exclusive exploration rights over a specific block (maximum of 1,000 square kilometres) and are granted for a three-year period, renewable twice for up to three years at each renewal. Exploitation permits are granted for 30 years, and are renewable for periods of 10 years each. A condition of each permit is that the holder is required to hire Mauritanian tradespersons to provide services, and to contract with national suppliers and businesses in preference to foreign service providers, where the national suppliers and businesses can offer at least the same terms, quality and pricing.

A royalty equal to 3% of the selling price of the product resulting from the final ore processing stage in Mauritania is payable to the Mauritanian government. This rate was established in the 1999 Mining Code and, subsequently, protected from the rate changes in the 2008 Mining Code (as amended) by means of the Tasiast Mining Convention. Tasiast is also subject to a 2% royalty payable to a subsidiary of Franco-Nevada Corporation on life of mine gold production. This 2% royalty will also apply to any eventual production from SENISA from its first ounce produced.

History

In 1996, the Office Mauritanien de Recherches Géologiques completed a regional reconnaissance exploration program within and around the Tasiast area. The results of this program were made available to third parties. As a result, Normandy LaSource Development Ltd. (“NLSD”), a subsidiary of Normandy Mining Ltd. of Australia, acquired the Tasiast area.

In 2001, NLSD was acquired by Newmont Mining Corporation creating Newmont LaSource. Midas Gold plc (“Midas”) was incorporated in England and Wales in 2002 for the purpose of acquiring Newmont LaSource’s assets in Mauritania, including exploration permits over lands hosting the Tasiast deposit, as well as various other permit areas. Midas completed its acquisition of the Tasiast deposit from Newmont LaSource on April 1, 2003, and in April 2003, Geomaque Explorations Inc. (“Geomaque”) announced the acquisition of Midas. The merger of Geomaque and Midas ultimately created a new entity; Defiance Mining Corporation (“Defiance”). In June 2004, Rio Narcea Gold Mines Ltd. (“Rio Narcea”) acquired Defiance and took ownership of the Tasiast deposit.

Red Back acquired the Tasiast project from Lundin Mining Corporation (“Lundin”) in August 2007, following Lundin’s acquisition of Rio Narcea.

Kinross acquired the Tasiast gold mine on September 17, 2010 through its acquisition of Red Back. As required by Mauritanian law, the operation is carried out by TMLSA, which is incorporated under the laws of Mauritania.

Mining at Tasiast commenced in April 2007 and the mine was officially opened by the President of Mauritania on July 18, 2007. Commissioning of the Tasiast plant continued through 2007 with commercial production declared in January 2008.

Geological Setting, Mineralization and Deposit Types

The Tasiast district is situated in the south-western corner of the Reguibat Shield, which is a north-east trending crustal block of the West African Craton. The Reguibat Shield contains the oldest rocks in Mauritania and consists of two major subdivisions separated by a crustal-scale shear zone representing a major accretionary boundary. The southwestern part (which hosts the Tasiast deposits) consists of Mesoarchean to Paleoproterozoic rocks that include high-grade granite-gneiss and greenstone belt assemblages. The north-eastern part of the shield consists of younger Paleoproterozoic to Neoproterozoic successions, which hosts many orogenic gold occurrences in the West African Craton. This region is characterized by a series of volcanosedimentary belts and associated batholithic-scale granitic intrusive suites of different ages cut by major shear zones.

The district scale geology is characterized by basement rocks, largely composed of orthogneiss, overlain by deformed north-striking metavolcanic and metasedimentary successions intruded by stocks and plutons of mafic to intermediate composition (granite-greenstone belts). All of the rock units are cut by unfoliated and post-mineral mafic (gabbroic) dikes.

The Tasiast Mine consists of two deposits hosted within distinctly different rock types, both situated within the hanging wall of the Tasiast thrust. The Piment deposits are hosted within metasedimentary rocks including metaturbidites and banded iron formation. The West Branch geology succession comprises mafic to felsic volcanic sequences, iron-rich formations and clastic units that have undergone mid greenschist to lower amphibolite facies metamorphism and multiple deformation events.

The Tasiast gold deposits fall into the broad category of orogenic gold deposits. The regional geological setting and deposit features at Tasiast are similar to other well known Archaean lode gold deposits hosted along greenstone belts in granitoid greenstone terranes.

Exploration

Exploration activities have been undertaken by TMLSA, its precursor companies (e.g. NLSD), consultants and contractors (e.g., geophysical surveys).

Numerous phases of geological and regolith mapping have been undertaken during the life of the project, and range from regional (1:100,000) to prospect (1:1,000) scale. Mapping was facilitated by good outcrop, RC, and DD drilling, high resolution satellite imagery and detailed airborne geophysical data. Results were used to identify areas of alteration, structural complexity, quartz-carbonate veining, and sulphide outcrop that warranted additional work.

A total of 20,524 surface samples have been collected by Kinross since it started operating the project, including soil samples (40%) and rock samples (60%) that cover a surface area of approximately 1000 square kilometers. In addition, 299 auger drill samples were collected during 2016. Soil samples were collected by a contractor and supervised by Kinross staff. The sample grid was generally west-east with lines spacing at 800 metres and sample spacing at 200 metres. The geochemical sampling includes exposed geology as well as areas covered by sand; in which the bedrock was sampled with auger drilling. Accordingly, the geochemical dataset has the potential to identify areas of prospective mineralization, otherwise blind from surface mapping. Surface exploration geochemistry samples were analyzed for gold and multi-element geochemistry.

To complement the surface exploration geochemistry, a geochemical study is being conducted to characterize the geochemical footprint of proven economic mineralization. The study so far indicates that the dominant gold pathfinders are As, S, Ag, and Te. In addition, the lithogeochemical footprint of the known deposits is being characterized to detect the chemical attributes of rocks that are better chemical traps to gold mineralization. Collectively, the geochemistry of the known deposits is used to evaluate mineralization potential and to delineate areas with target and pathfinder metal anomalies for follow-up exploration such as infill surface geochemistry, geophysics, and ultimately drilling.

Airborne magnetic-radiometric surveys were completed by NLSD (2000-2001) and Red Back (2007). These surveys were mainly used to map out lithological formations and major structures. In 2008-2009, Red Back completed a helicopter-borne electromagnetic (VTEM) survey. In 2011, Kinross completed airborne magnetic and radiometric surveys over the complete license package. This survey overlapped the previous survey and generated a higher resolution version. In 2013, Kinross completed ground based gravimetric and induced polarization (PDIP/IP) surveys. The gravity survey covered the complete license package while the IP surveys covered only specific prospect areas; South West Branch South, Fennec, C67, C68 and Morris. In 2014, a comprehensive review was completed by a consulting geophysicist, along with some reprocessing of the magnetic data.

Excavation of trenches as an exploration technique has been very successful at Tasiast. In total, 445 trenches for 100,527 metres have been completed across the Tasiast lands. Historically, trenches were completed manually, and more recently, trenches are completed using an excavator. The standard, excavated trench dimension is approximately 2 metres wide and not more than 1.5 metres deep and typically sampled every 2 metres along the full length of the trench.

Drilling

To date, 15,360 drill holes (14,286 RC, 840 diamond core and 234 RC-DD) for an aggregate total of 1,683,635 metres have been completed within the three mining licenses that constitute the Tasiast project area; Guelb El Ghaîcha, Imkebdene and Tmeimichat. Drilling activities were conducted by various drilling contractors and supervised by geological staff of TMLSA. Where programs are referred to by company name, that company was the project manager at the time of drilling and was responsible for the collection of data.

Drill programs were completed primarily by contract drill crews, supervised by geological staff of the Project operator. Where programs are referred to by company name, that company was the Project manager at the time of drilling and was responsible for the collection of data.

In 1999 and 2000 NLSD completed approximately 385 holes totalling 33,435 metres. In 2003 and 2004, Defiance completed approximately 225 holes for 19,121 metres. Rio Narcea completed 246 holes for 24,024 metres between 2004 and 2007. Red Back completed 5,857 drill holes for 522,844 metres from August 2007 up until the completion of the acquisition by Kinross in September 2010.

Upon closing of the Red Back acquisition in 2010, Kinross further accelerated drilling activities and by 2011, a total of 23 drill rigs were operating on site. From 2010 to 2012, drilling was primarily aimed at resource and reserve growth of the West Branch deposit. In addition, drilling activities to support mining studies were completed such as geotechnical, hydrogeological and metallurgical. From 2013 to 2015 drilling shifted focus to the northern licenses; Tmeimichat and Imkebdene licenses with an aim to define resources that could be used in a study to support the conversion of both licenses from prospecting to exploitation. From 2016 to 2018 drilling refocused back on the Guelb El Ghaîcha license and continued to test near-mine exploration targets. In total, Kinross has completed 8,530 drill holes for 1,071,985 metres (71% reverse circulation, 17% diamond core and 12% combination RC-DC).

Sampling, Analysis and Data Verification

Laboratory analysis of drill samples has been completed in accordance with standard industry practices. Samples from the exploration and resource drilling programs at Tasiast have been analyzed at both the onsite “Mine lab” managed first by SGS Mineral Services (“SGS”) and then later by ALS Global (“ALS”). In addition, numerous external analytical labs were used during the West Branch Resource drilling program (approximately 2008 – 2012).

TMLSA exploration and resource drill sample pulps have been consistently analyzed for gold using a 50 gram fire assay with an AAS finish and using minimum detection limit of 0.01 parts per million or grams per tonne and gravimetric finish on samples > 5 g/t Au.

As part of the construction phase of the Tasiast mining operation by Red Back an on-site analytical facility was also built and commissioned in 2007. The lab was managed under contract by SGS from commissioning through September 2012 and from September 2012 to date by ALS. In July 2013 ALS took over, under contract, the analytical laboratory facilities at the Tasiast mine. ALS continues to manage the mine site analytical laboratory facility, processing mine grade control, exploration and process samples.

Samples are collected, prepared and delivered to the analytical laboratory facilities under the supervision of the TMLSA geological staff. Sample job orders or batches include duplicates, blanks and certified reference materials. In the case that samples were sent to off-site external laboratories for analysis, chain of custody procedures were followed and included sample submittal forms that are sent to the laboratory, along with the sample shipments, to ensure that all the same samples are received by the laboratory.

QA/QC procedures consisted of inclusion of blanks, duplicates and certified reference material (standards) with each batch. The QA/QC samples typically amount to approximately 10% of all samples shipped. QA/QC results are reviewed prior to inclusion of sample results in the project database. QA/QC failures were dealt with immediately and typically involve a re-analysis of the batch of samples with QA/QC failures.

An independent, external consultant completed an audit of the QA/QC and sample data in 2013 for inclusion in prior Tasiast mineral resource estimates (applicable to the 2016 Technical Report). The audit also reviewed the sampling process, and on-site laboratory. The audit concluded that the analytical data are within the industry accepted standards and suitable for use in mineral resource and reserve reporting.

Mineral Processing and Metallurgical Testing

The Tasiast mineralization is free-milling and amenable to gold extraction by simple cyanide leaching. The existing mill has been operating since 2008, initially treating oxide banded iron hosted mineralization yielding a typical gold recovery of 93%. Gold recovery from fresh ore, which forms an increasing portion of the mill feed since 2010, varies between 91% and 93%. A proportion of the gold is coarse and responds well to gravity concentration. Gold mineralization is associated with structurally controlled faults and shears, quartz-veining and silica-flooding. Gold grains observed in the exploration core holes are seen in isolated grains in quartz veins and are closely associated with pyrrhotite. The mineralization has relatively low levels of sulphides of approximately 1% to 5%, predominantly represented by pyrrhotite and to lesser extents pyrite, arsenopyrite, and chalcopyrite. Other metal contents are low such as silver approximately 1 ppm to 2 ppm, copper approximately 100 ppm, arsenic approximately 10 ppm and very low levels of mercury, less than 0.3 ppm Hg.

The bulk of the metallurgical test work has been done to evaluate the optimum process for the West Branch ore which has become the major source to the processing plant. Major metallurgical sampling campaigns were conducted on the West branch mineralized zone and test work to optimize the cyanide addition rate and grinding tests were completed.

Extensive metallurgical testing was completed on West Branch samples, twinned hole samples and deeper level variability samples. In general, test work indicated that the ore was amenable to gravity recovery and cyanide leaching, resulting in selection of a flow sheet similar to that of the existing plant.

Mineral Resource and Mineral Reserve Estimates

Refer to the “Kinross Mineral Reserves and Mineral Resources” section for quantity, grades and category. Assumptions are outlined in the Notes — 2019 Kinross Mineral Reserve and Mineral Resource Statements in the “Kinross Mineral Reserves and Mineral Resources” section.

Mining Operations

Ore and waste rock is mined in 10 metre benches by conventional open pit methods primarily from the West Branch pit. Tasiast currently operates a load and haul fleet of 46 CAT 793D (220 ton) trucks, five Komatsu 785 (92 t) and five CAT 6060 shovels plus two RH340B excavators. Blasting techniques, including presplit and buffer hole blasting, are employed to protect the pit walls. The grinding circuit produces a product size of 80% passing 90 microns which is processed in a conventional carbon-in leach (“CIL”) circuit to produce gold bullion. Gold recovery averages 93%. Tailings slurry from the CIL process is currently pumped to the tailings storage facility 4 (TSF4).

Commercial production of gold at Tasiast began in January 2008, and 2,656 k oz has been produced up to the end of 2019.

Ore and waste rock is mined by conventional open pit methods from two pits (West Branch and Piment). Prior mining has taken place in West Branch, Piment and several other smaller pits at Tasiast. From September 2010 when Kinross acquired the property to the end of 2019, a total of 637 million tonnes of material have been mined from various pits, including 53 million tonnes in 2016, 75 million tonnes in 2017, 87 million tonnes in 2018 and 85 million tonnes in 2019.

The current mill operates at approximately 15,000 t/d. Ore is fed directly from the mine and stockpile to the primary crusher. Sub-grade material is stockpiled adjacent to the ROM pad for later treatment.

The existing shovel and haul truck fleets will be used for the duration of mining and no replacement of this equipment is anticipated. Equipment life has been projected from actual operating hours, with estimates of future usage based on the mine plan.

Waste rock is used for haul road and tailings dam construction as needed. The existing road network is well developed, and requires continued maintenance. Additional roads will also be required throughout the life of the mine. These roads will be constructed using the current mining and support mining fleets.

Processing and Recovery Operations

Upon the completion of the Phase One expansion in 2018, a new front end gyratory crusher and a 40ft x 25ft, 26.5 MW Gearless Mill Drive SAG mill were commissioned and have proven capable of processing approximately 15,000 t/d

Tasiast 24k is planned to further build upon Phase One and is designed to increase the existing CIL plant capacity in stages through a debottlenecking exercise which includes modifications to the existing grinding circuit, adding new leaching and thickening capacity, as well as incremental additions to onsite power generation and water supply. The project schedule is designed to incrementally alleviate each bottleneck in order of priority to first achieve 21,000 t/d by the end of 2021, and then advance to 24,000 t/d by mid-2023.

Infrastructure, Permitting and Compliance Activities

Raw water for the Tasiast site is from a water supply bore field, which is located 64 kilometres west of the mine, and draws from a brackish aquifer using a system of 43 wells. Individual well yields range from 340 to 1,000 cubic metres per day (m3/d) as determined during pump testing completed in June 2015. Individual wells within three separate well areas are combined in a manifold for each area and fed to a primary pumping station located at a facility referred as the Sondage. Water from the Sondage is transported to site via pipelines with booster stations downstream. Currently, the bore field is capable of supplying up to 22,000 m3/d of raw water. However, the existing pipelines are limited to approximately 16,000 m3/d of raw water to the site based on the capacity of the pumping system.

Electric power is provided by the following installed generation equipment: the Phase 1B plant consisting of four Heavy Fuel Oil (“HFO”) fired (with Light Fuel Oil (“LFO”) back-up) Wärtsilä 12V32 medium speed generator sets, with a total capacity of approximately 19 MW; the Phase 1 plant consisting of seven LFO CAT 3512 MUI high-speed generator sets and three HFO CAT MaK 6CM32C medium-speed generator sets, with a total capacity of approximately 14 MW; and the TTV plant consisting of seven LFO MTU Model 16V40000G23 high-speed generator sets, with a total capacity of 9 MW.

Waste from plant and equipment maintenance, construction, offices, kitchens and accommodation is processed at the waste management facility where materials are sorted for reuse, recycling, or incineration. Composters are also used in the camp to process food waste into compost for use in tree planting initiatives. Sewage is collected and pumped to the wastewater treatment plant with treated effluent recycled back into the process or reused in road watering or vegetation projects. In remote locations septic tanks and leach beds are used.

All necessary exploitation permits for Phase One and the Tasiast 24k have been granted by the relevant Mauritanian authorities. Following discussion with the Government, an addendum to the Phase Two EIA was submitted and approved that described the project optimization through incremental increases in production and relocation of certain infrastructure. This addendum was approved by the Ministry of Environment in February 2016 and the Ministry of Mines in March 2016. An application is pending with Mauritanian authorities for the installation of additional wells at the Sondage.

Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Tasiast under IFRS as at December 31, 2019, at approximately $9.9 million.

Capital and Operating Costs

The Tasiast 24k debottlenecking project assumes the total capital costs will be distributed over four years, approximately $85 million of which will be spent through 2020, decreasing to $30 million, $20 million and $15 million per year in 2021 to 2023, respectively. The initial capital cost estimates are summarized in “Capital Cost Estimates” below.

The Tasiast “life of mine” operating costs are split into four primary categories: Mining, Processing, Site Administration, and Other. See “Operating Cost Estimates (January 1, 2020 forward)” for a summary of the basis of estimate for these categories. Processing includes both the 24,000 t/d CIL Mill and existing Dump Leach operations. Note the dump leach operation is nearing the end of its life. Rinsing of the pads is expected to begin in early 2020 and take approximately two years to complete before closure.

Capital Cost Estimates

Category	Total Cost ($M)
Support infrastructure (e.g. power and water)	47
Process plant	32
Indirects, owner’s cost and taxes	47
Contingency	24
Total capital cost	150

Operating Cost Estimates (January 1, 2020 forward)

Operating Cost	Unit	2022-2028[9]	2029-2033	2020-2033 (Life-of-Mine)
Mining	($/t mined)[10]	2.40	2.65	2.45
Processing (Mill)	($/t processed)	14.20	14.20	14.47	[11]
Processing (Dump Leach)	($/t processed)[12]	N/A	N/A	N/A
Site Admin	($M/a)	48	46	49
Other	($/oz sold)	80.3	81.1	81.1

Exploration

Exploration efforts to date have discovered additional prospects, gold deposits and mineral resources along strike to the North and to the South of the main Tasiast mine area (West Branch and Piment-Prolongation), and generally along the Aouéouat (Tasiast) belt. The deformed greenstone rocks to the west (Imkebdene-Kneiffissat) of the Aouéouat belt are notable in that they host quartz-carbonate veins with anomalous gold values, however to date no significant deposits or mineral resource have been defined. To the immediate north of the Tasiast operation (5-12 kilometers) and within the Guelb El Ghaîcha license, a cluster of deposits referred to as “North Mine Satellites” have been outlined, these are Fennec, C67 and C68. These gold deposits currently host approximately 0.5 Moz Au and are part of the near-mine resource growth strategy. Further north of the Tasiast operation (12-25 kilometers) and within the Imkebdene and Tmeimichat licenses are another cluster of gold deposits referred to simply as “Morris”, these are Tef, Askaf, Central, NE, N1 and N2. This large area saw extensive exploration drilling from 2012 to 2014, which resulted in the discovery of several small deposits best described as narrow, high grade vein systems. Most of these deposits are open to depth down plunge.

Beyond 25 kilometres from the Tasiast operation, within the northern extents of the Imkebdene and Tmeimichat licenses, are several gold exploration prospects that are pending follow up exploration and drilling, of note are C23, Kneiffissat and Grindstone. These prospects have significant surface geochemical footprints and are considered highly prospective.

9  Ramp-up to 21,000 t/d by end of 2021 and 24,000 t/d by mid-2023.

10  Excludes capitalized maintenance.

11  CIL only, excludes dump leach.

12  No additional tonnes placed on dump leach 2020+. Decommissioning of the dump leach is planned to be completed by 2022.

Other Kinross Properties

Fort Knox and Area, Alaska, United States

The Fort Knox mine is owned and operated by Kinross’ wholly-owned subsidiary Fairbanks Gold Mining Inc. (“FGMI”). The Fort Knox property is located in Fairbanks North Star Borough, Alaska and includes the main Fort Knox open pit mine, mill, tailings storage facility, heap leach facilities, the Gil-Sourdough Exploration project, and the former True North mine site (under post-closure monitoring). Detailed financial production and operational information for the Fort Knox mine is available in Kinross’ MD&A for the year ended December 31, 2019.

Fort Knox is located 42 kilometres by road northeast of the city of Fairbanks, Alaska. The Fort Knox property encompasses 31,204 hectares. FGMI controls a large and diverse group of properties that comprise its mineral holdings in the Fairbanks Mining District. These properties include State of Alaska mining claims, patented claims, and private land. Some of the claims are owned outright, while others are controlled through leases.  The Fort Knox mine and facilities are situated on approximately 3,517 hectares of land, owned by the State of Alaska.  The project area is predominantly covered by the Amended and Restated Millsite Lease, which covers approximately 2,640 hectares.  The Fort Knox ore body is predominantly located within the Fort Knox Upland Mining Lease, entered into with the Alaska Mental Health Trust Land Authority.  The portion of the ore body that extends to the west was converted to a State Upland Mining Lease in 2019.

The State of Alaska Upland Lease carries a 3% production royalty, based on net income and recovery of initial capital investment. Mineral production from State mining claims is subject to a mine license tax, following a three-year grace period after production commences. There has been no production from State claims situated outside the boundaries of the Upland Mining Leases at the Fort Knox Mine. However, Fort Knox expects to incur no royalties or production taxes for 2019. The final royalty calculation is expected to be prepared in Q2 2020.

All requisite permits have been obtained for mining of the Fort Knox ore reserves and are in good standing in all material respects. The current expansion project for waste rock was approved by the applicable agencies in 2019.

Mining at the True North open pit is complete. Reclamation was substantially completed in 2012 and it is now under post-closure maintenance and monitoring.

Power is provided to the mine by Golden Valley Electric Association’s power grid, serving the area over a distribution line paid for by Kinross.

Access to the Fort Knox mine from Fairbanks is by 34 kilometres of paved highway and eight kilometres of unpaved road. The True North mine is located 18 kilometres west of the Fort Knox property and is accessible by an unpaved road. The area has a subarctic climate, with long, cold winters and short summers.

Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Fort Knox and True North under IFRS as at December 31, 2019, at approximately $128.8 million.

The Fort Knox deposit is mined by conventional open pit methods. Higher grade ore from the Fort Knox mine is processed at Kinross’ carbon-in-pulp mill located near the Fort Knox mine. The mill generally processes ore 24 hours per day, year-round and has a daily capacity of between 33,000 and 45,000 tonnes. Lower grade ore is processed on a dedicated leach pad that was commissioned in 2009. Construction of an additional dedicated leach pad is currently underway with commissioning expected in Q4 2020.

The Fort Knox heap leach facility is located in the upper end of the Walter Creek drainage, immediately upstream of the tailings storage facility. Construction began in 2008 and is separated into a total of seven stages covering approximately 196 hectares with a total capacity of 278 million tonnes. The first stage of the heap leach facility went into operation in the fall of 2009. The facility includes a valley fill leach pad and two carbon-in-column (“CIC”) plants with a capacity of 61,000 litres per minute. ROM ore is hauled from the pit and from existing stockpiles and loaded onto the leach pad in 15 metre lifts. Leach solution flows through the loaded ore into a 416 million litre in-heap storage reservoir. The pregnant solution is pumped to the CIC plants located adjacent to the existing mill. After the pregnant solution has been processed through the CIC plants, barren solution is pumped back to the heap leach to recirculate.

The final year for ore processed through the Fort Knox mill is currently expected to be 2021. After mill closure, all of the run-of-mine ore and ore stockpiles will be stacked on both the Walter Creek and Barnes Creek Heap Leach facilities. Fort Knox pit production is expected to continue through 2027. The heap leach facilities are expected to continue production through 2030.

On December 12, 2017, Kinross announced that it had gained mineral rights to a 287-hectare (709-acre) parcel of land known as Gilmore located immediately west of its Fort Knox mine in Alaska. Kinross also announced that it had commenced a Gilmore feasibility study to analyze a layback of the current Fort Knox pit to access known mineralization on Fort Knox and Gilmore land to potentially extend mine life. In June 2018, Kinross announced that it was proceeding with the initial Gilmore expansion. Stripping commenced in Q3 2019 and is expected to continue throughout 2020.

Fort Knox continues to evaluate the potential to expand the existing operation within the available land package through exploration evaluation of projected gold mineralization.

Round Mountain, Nye County, Nevada, United States

The Round Mountain mine is owned and operated by Kinross’ wholly-owned subsidiaries Round Mountain Gold Corporation and KG Mining (Round Mountain) Inc. On January 11, 2016, Kinross acquired the remaining 50% interest from two affiliates of Barrick. Prior to this acquisition, Kinross owned an undivided 50% interest in the joint venture common operation known as the Smoky Valley Common Operation (“SVCO”). Kinross acquired its initial interest in Round Mountain in January 2003. Detailed financial, production and operations information for Round Mountain is available in Kinross’ MD&A for the year ended December 31, 2019.

The Round Mountain mine is located approximately 90 kilometres north of Tonopah in Nye County, Nevada. The Company controls the mineral and surface rights covering approximately 22,907 hectares through ownership or lease of patented and unpatented mining claims.

Mine production at the Round Mountain pit was subject to a 6.35% net smelter return royalty; however, the terms of this royalty agreement were amended in August 2017. This amended royalty agreement includes a sliding scale royalty which initiates once 850,000 ounces have been mined after the date of January 1, 2018. The new sliding rate will range from 4% (at a gold price of $1,200 per ounce) up to 7.15% (at a gold price of $1,400 per ounce). The 2019 royalty expense was $29.0 million. Round Mountain is also currently subject to the state of Nevada Net Proceeds Tax at a 5% rate payable on gross proceeds from the sale of minerals (adjusted for certain allowable deductions). The 2019 Net Proceeds Tax is estimated at $8.1 million. This amount remains subject to state regulations.

The first gold production from the Round Mountain district occurred in 1906. The original SVCO was formed in 1975 to operate the mine and commercial production commenced in 1977. The site has produced approximately 15.4 million ounces of gold since inception. A total of 535,974 ounces was produced prior to the SVCO partnership. A series of ownership changes occurred which eventually led to the 50-50 ownership by Barrick and Kinross that was in place until the acquisition that closed in early 2016.

The Round Mountain mine currently operates a conventional open pit that is approximately 11,000 feet long in the north-west, south-east direction and 8,800 feet wide. The operation uses conventional open-

pit mining methods and recovers gold using three independent processing operations. These include crushed ore heap leaching (reusable pad), run-of-mine ore heap leaching (dedicated pad) and gravity/flotation plant. Lower grade oxidized ores are placed on dedicated pad which is typically leached for 120 days, while the higher grade oxidized ores are crushed and placed on the reusable pad leached for 60 days and then relocated to the dedicated pad.

Kinross estimates the net present value of future cash outflows for site restoration and reclamation costs at Round Mountain under IFRS as at December 31, 2019, at approximately $160.6 million.

The Gold Hill mine is a small deposit located near the Round Mountain mine. Gold Hill is approximately 3,000 feet long in the east-west direction and up to 2,600 feet in the north-south direction. The mine is operated as an independent operation also using conventional open-pit mining methods. The ore consists of oxide material that is placed directly on a dedicated heap leach pad. Gold Hill is currently expected to end in 2022. Exploration around the mine area will continue looking for targets to the west and south of the current Round Mountain deposit.

Construction and commissioning of the Phase W project at Round Mountain was completed in 2019, which included the construction of major infrastructure such as the heap leach pad, vertical carbon-in-column plant (“VCIC”), truck shop, wash bay, warehouse and fueling areas. The project has been fully transferred to the operations team and production started in 2019, with the first gold bar from the completed VCIC poured in May 2019. Stripping and dewatering activities progressed well and are expected to continue until late 2020.

Bald Mountain, White Pine County, Nevada, United States

The Bald Mountain mine is owned and operated by Kinross’ wholly-owned subsidiary KG Mining (Bald Mountain) Inc. (“KGBMI”). Kinross acquired 100% of the Bald Mountain mine and an associated land package from an affiliate of Barrick on January 11, 2016.

The Bald Mountain mining district is located at the southern end of the Ruby Mountains in east-central Nevada, White Pine County, at the southeastern end of the Carlin Gold Trend.

Pursuant to the terms of the acquisition, Barrick obtained a right to receive a 2% net smelter returns royalty on future gold production from Kinross’ 100% owned Bald Mountain lands following the post-closing production of 10 million ounces from such lands. In addition, portions of the Bald Mountain lands are subject to royalty agreements with third parties. As part of the acquisition arrangement with Barrick, Kinross and Barrick entered into a 50/50 exploration joint venture on approximately 52,000 contiguous acres. In late 2018, Kinross purchased Barrick’s 50% interest in the joint venture for cash and a 1.25% net smelter returns royalty on that property.  Ten royalty areas now exist with several of the areas subject to more than one royalty. Some of these royalty areas affect current as well as future production from the Bald Mountain lands, depending upon the actual mining location. Both fixed and sliding scale royalties exist. At gold prices above $1,000 per ounce, all of the sliding scale royalty agreements have topped-out. Royalties range from one percent of gross sales to as high as nine percent of gross sales. In addition, Bald Mountain is subject to the state of Nevada Net Proceeds Tax at a 5% rate, whereby gross proceeds from the sale of minerals will be adjusted for certain allowable deductions.

Placer gold (with minor copper, silver, and antimony) was initially mined in the Bald Mountain area from the 1870s to 1890s. Modern exploration for bulk disseminated gold deposits commenced in the late 1970s. Since 1977, gold exploration has mainly focused on defining the outcropping, oxide gold deposits. In 1981, Amselco Minerals began modern open pit mining and cyanide gold recovery via a mill in the Alligator Ridge-Vantage area in the southern portion of the district. Numerous small ore bodies were mined and heap leached by USMX Inc. from 1988 to 1993 in the southern and eastern areas of the district. Placer Dome Inc. mined several pits in the northwest area from 1983 to 2005. Placer Dome Inc. acquired the USMX properties in 1993 and consolidated the district into one claim block. Barrick acquired Placer Dome in January 2006 to become 100% owner and operator of Bald Mountain, until the 2016 acquisition by KGBMI. Both the North and South areas are 100% Kinross-owned.

The Bald Mountain operation is an open pit mining operation with production from a number of different pits. The three main deposits (Top, Saga and Vantage) represent approximately 85% of the known reserves. Bald Mountain includes several other deposits scattered over the property, and three ROM heap leach pads (Bald Mountain, Mooney and Vantage).

Bald Mountain recovers gold using multiple ROM heap leach pads. Gold is extracted from the ore with a cyanide solution and collected on activated carbon in column plants. Loaded carbon is shipped off-site for further processing and ultimate gold refining. The mining recovery is high because the ore blocks are large compared to the selective mining unit, and nearly all of the material outlined as ore in the grade control process is mined. Whenever possible, ore blocks are oriented square to the dig direction — minimizing ore loss and dilution.

Based on the 2019 mineral reserves, Bald Mountain is currently expected to continue mining until 2022 with several years of post-mining gold production from the heap leach pads. Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Bald Mountain under IFRS as at December 31, 2019, at approximately $100.3 million.

Kinross spent approximately $12 million on continued exploration efforts at Bald Mountain in 2019. Exploration continued with resource addition drill targets proximal to its current operations, as well as target delineation and early-stage drill testing of other high-potential targets within the North and South operation areas.  A total of $4 million was focused on generative exploration, with 13 targets drilled in 2019. During 2019 early-stage evaluation work continued, completing mapping, sampling, and target delineation work on the vast land package, advancing an additional 11 targets on the property for 2020 drill testing.

La Coipa, Chile

Kinross acquired its initial 50% interest in the La Coipa mine in January 2003. Following the completion of an asset swap transaction with Goldcorp on December 21, 2007, Kinross acquired the remaining 50% interest previously owned by Goldcorp. The mine and plant suspended activities in October 2013, while evaluation of several nearby mineralized zones was pursued. In February 2020, Kinross approved the La Coipa Restart project which expects production from the Phase 7 deposit to commence in Q1 of 2022.

The La Coipa mine, located approximately 1,000 kilometres north of Santiago in Chile’s Region 3 (Atacama), consists of eight deposits (notable deposits being Phase 7, Puren, Coipa Norte, Can Can, and Catalina), which are owned by MDO, a Chilean subsidiary of Kinross, except for Puren which is owned through a joint venture between MDO and Codelco-Chile, with participation interests of 65% and 35%, respectively.

The La Coipa mine consists of approximately 44,912 hectares of exploitation concessions (including Puren, which consists of approximately 4,423 hectares). In addition, and as described above, Kinross currently holds a 100% interest in the Phase 7 deposit which includes claims covering approximately 136.5 hectares next to La Coipa mine.

No royalties are payable on gold and silver produced from the La Coipa mine properties. A 35% withholding tax is applicable on all dividends disbursed to foreign shareholders, less the corporate income tax already paid. In addition, a mining tax is applicable, the specific applicable tax rate being based on a progressive scale that ranges from 0.5% to 4.5% based on the volume of sales made converted into metric tonnes of copper.

The La Coipa area was identified as a potential precious metals prospect almost a century ago, but did not receive much attention until the 1970s, when several companies began to actively explore the area. MDO began drilling in the La Coipa area in 1989 and has completed 668,505 metres of drilling since then, consisting of 2,736 diamond drill holes by the end of 2019. Approximately 35% of total metres drilled were diamond drill holes and the remainder were reverse circulation.

The La Coipa mine received an ISO 14001 certification in July 2002. The last recertification was made in 2013. In 2012, La Coipa received a certification of full compliance under the Cyanide Code.

Although MDO suspended operations at the La Coipa mine in the fourth quarter of 2013, in accordance with the mine’s permit MDO continued its water treatment program (“WTP”) to remediate levels of mercury in the ground water due to seepage from its tailing facility. La Coipa’s WTP, related facilities and monitoring program, including downstream monitoring wells, have been in place since 2000. The mine’s groundwater treatment permit establishes an environmental standard of compliance for mercury of less than 1 part per billion. The La Coipa mine has four monitor wells at or near its downstream property boundary.

In 2015, Chile’s Superintendencia del Medio Ambiente (“SMA”), the national environmental regulatory agency, conducted an inspection of the WTP and monitoring wells and requested various information regarding those facilities and their performance, with which MDO fully cooperated. On March 16, 2016, the SMA issued a resolution alleging violations under La Coipa’s water treatment permit. The resolution specified a total of seven charges, alleging permit violations at the WTP and/or failure to properly permit certain related activities, including capturing water at an undesignated reservoir, deficiencies in the mercury capture system, deficiencies in the monitoring system, and four WTP effluent samples from 2013 above the permitted standard and various monitoring well samples taken in 2013 and 2014. On April 15, 2016, MDO submitted a compliance plan to remediate the alleged permit violations which, following further submissions to the SMA, was ultimately accepted on July 7, 2016. As a result, the sanctioning process has been suspended without any fine or other penalty to MDO provided the plan is implemented and maintained per its terms. Failure to comply with the plan would re-initiate the sanction process and could result in doubled fines of up to $7.7 million per alleged minor violation (five in total) and $15.4 million per alleged serious violation (two in total).

A final compliance report was delivered to the SMA in November 2018. In August 2019, the compliance plan was approved by SMA and the sanctioning process was successfully closed.

In February 2020, Kinross completed and approved a feasibility study to restart operations at La Coipa by mining the Phase 7 deposit. The project plan includes refurbishing the existing process plant, camp and other infrastructure, as well as the mine fleet from the Maricunga operation that has recently been placed on care and maintenance. Pre-stripping is scheduled to commence in late 2020 with production expected to start in Q1 2022. Kinross received approval on the project Declaration of Impact to Environment (“DIA”) permit in 2016 and, to date, has received all sectoral permits.

In accordance with the engineering work completed during the Phase 7 feasibility study, La Coipa’s estimated mineral reserve was updated to approximately 768,000 ounces of gold and 37,605,000 ounces of silver. These reserves are inclusive of both the Phase 7 and Puren deposits, and are an update to the resource to reserve conversation that was made in 2017 as a result of the pre-feasibility study contemplating a restart by mining both the Phase 7 and Puren deposits. The Puren deposit was not incorporated into the feasibility study completed in February 2020 and is not included in the currently approved business case as a joint venture agreement has not been finalized with Codelco-Chile who holds a 35% participation interest in the deposit.

Kinross will continue to explore opportunities to incorporate adjacent deposits with existing mineral reserves and resources, particularly Puren, Coipa Norte and Can Can into the La Coipa mine plan with the goal of extending mine life. This includes conducting further technical studies, assessing permitting requirements, and continuing commercial discussions.

Kinross estimates the net present value of future cash outflows for site restoration costs at La Coipa under IFRS as at December 31, 2019, at approximately $136.6 million.

Lobo-Marte, Chile

The Lobo-Marte project is owned by Compania Minera Maricunga (“CMM”), a Chilean company that is 100%-owned by Kinross. Kinross holds a 100% interest in the Lobo-Marte project, having acquired a 40% interest in the project from Anglo American Plc (“Anglo”) in 2008, and the remaining 60% interest from Teck Cominco Limited (“Teck”) in early 2009.

Kinross completed a prefeasibility study at the Lobo-Marte project in 2009 and updated the prefeasibility study in 2010. In 2011, Kinross submitted the environmental and social impact study (“ESIA”) for the project to the Chilean authorities. In 2012, Kinross decided to extend the project timeline as part of its capital optimization process. In 2013, the permitting process was suspended pending further assessment of the project. On November 17, 2014, the Company withdrew its permit application and stopped the permitting process at Lobo-Marte due to substantial changes in the plan of operations, the footprint of the project, project economics, and stringent requirements associated with the permit application. As a result of the permit withdrawal, approximately 6 million gold ounces at Lobo-Marte were reclassified as measured and indicated mineral resources. Any future development or operations at Lobo-Marte would require the re-initiation of the permitting process. A scoping study was completed for the Lobo-Marte project in the first quarter of 2019.

The Lobo-Marte project currently comprises two open-pit minable gold ore deposits, located approximately seven kilometres apart, in Region III of Northern Chile, approximately 650 kilometres north of Santiago and 100 kilometres east of Copiapó. The project lies approximately 65 kilometres south of Kinross’ La Coipa operation and 60 kilometres north of the Maricunga mine.

The Lobo-Marte project includes 71 granted exploitation concessions covering 37,410 hectares, 21 granted exploration concessions covering 7,200 hectares and 32 exploration concessions in the process of receiving a final registered grant covering 7,000 hectares. Concessions are held in the name of CMM. Kinross has three established easements for the construction of roads, stockpiles, process facilities, camp, support facilities and associated pipelines. Additional rights will be required to support project development.

The project has a 1.75% net smelter return royalty on 60% of future production, payable when the gold price is $760 per ounce or more. Kinross’ obligation to make royalty payments will cease when an aggregate amount of $40 million has been paid.

The Lobo deposit was discovered through regional geochemical surveys in 1981-1982. The Marte deposit was discovered in 1982 through a program of regional soil sampling, geophysical surveys and geological mapping. The Marte deposit was mined by a joint venture of Anglo American and Cominco from 1988 to 1992; a total of 3.78 million tonnes of ore grading 1.51 grams per tonne of gold, 0.3 million tonnes of low-grade mineralization and 4.7 million tonnes of waste were mined.

Prior to 2009, a total of 153 core and reverse circulation drill holes (34,649 metres) were completed at Lobo, with an additional 211 Core and reverse circulation drill holes (26,658 metres) at Marte. During 2010 a total of 24,148 metres of Core drilling and 4,614 metres of reverse circulation drilling were completed at Lobo and Marte. During 2011 a total of 9,289 metres of Core drilling and 4,909 metres of reverse circulation drilling were completed at Lobo and Marte. In 2012, approximately 5,274 metres of Core drilling was completed at Lobo. The 2013 exploration plan consisted of surface exploration works including: rock chip samples, soil samples, trenching and mapping. No exploration work has been performed since 2015.

The project is located close to a biological corridor established between two sectors of the Nevado Tres Cruces National Park, created to preserve and protect the vegetation of the desert steppes and the Andean salars (salt lakes). Kinross is developing the biophysical and socioeconomic baseline study to support the preparation of an ESIA. Because of the recognized environmental importance of these areas, the baseline study for the ESIA is critical to the development of the project. Areas which were addressed include proper management of water extraction, disposition of waste material, heap leach facilities and other installations that interact with the environment.

Maricunga, Chile

The Maricunga heap leach mine, formerly known as the Refugio mine, is owned and operated by CMM. Previously, each of Kinross and Bema held a 50% interest in the Maricunga property and Kinross acquired the remaining 50% when it acquired Bema in 2007. Detailed financial, production and operations information for Maricunga is available in Kinross’ MD&A for the year ended December 31, 2019.

The Maricunga property is located in the Maricunga District of the Atacama Region of Chile, 160 kilometres east of the town of Copiapó.

All surface and mineral claims, surface rights and water rights are maintained in good standing. The CMM mining claims include 108 granted exploitation concessions covering 19,371 hectares, 59 granted exploration concessions covering 16,600 hectares and 47 exploitation concessions in the process of receiving a final registered grant covering 12,700 hectares. In addition to the mineral claim rights, CMM also holds title to surface rights at Maricunga, providing the land required for the leach pads, waste dumps, camp and other facilities.

Maricunga is subject to a royalty payable to Compañía Minera Refugio on the Pancho and Verde pits. The royalty varies from 1.25% to 2.5% of net smelter returns (depending on the applicable net operating margin), which will be paid until December 31, 2040.

The Verde and Pancho gold deposits at Maricunga occur in the Maricunga Gold Belt of the high Andes in northern Chile. Since 1980, a total of 40 million ounces of gold have been defined in the belt.

Gold mineralization at Maricunga is hosted in the Refugio volcanic-intrusive complex of Early Miocene age. These rocks are largely of intermediate composition. The Refugio volcanic-intrusive complex is exposed over an area of 12 square kilometres and consists of andesitic to dacitic domes, flows, and breccias that are intruded by subvolcanic porphyries and breccias.

Most of the structural trends affecting the Verde and Pancho deposits are related to fracture systems rather than fault zones. One of the main structural features influencing the Pancho deposit is the Falla Guatita fault zone. Field mapping suggests that there may be significant vertical displacement on this structure. Another major fault affecting the Pancho deposit is the Falla Moreno. This structure trends roughly east—west and forms an approximate northern boundary for the mineralization at Pancho.

Production at Maricunga reopened in October 2005 and achieved its targeted rate of 14 Mt/a (40,000 tonnes per day) in late 2005. Due to water restrictions imposed by the SMA, mining and crushing at Maricunga were suspended in 2016 (see below). Rinsing of the heap leach is still ongoing.

The Maricunga gold recovery process consists of a single-line primary crushing, fine crushing (secondary and tertiary), heap leaching using cyanide solution, followed by carbon adsorption and regeneration plant operation. The plant can process 48,000 tonnes per day of dry Maricunga ore. The crushing plant product is approximately 80% passing 12 millimetres. Crushed ore is hauled to the heap leach pads by haul trucks. Based on the recovery estimates by ore type, gold recovery over the mine life is expected to average 56.3% of contained gold in the plant feed.

Construction of a sulfidization, acidification, recycling and thickening (“SART”) plant was completed in late 2012 and commissioned during 2013.

Since May 2016 the ore stacked in the heap has been rinsed with the objective to reduce cyanide concentration through natural processes, such as photo-degradation, oxidative processes and volatilization.

CMM currently maintains the following areas: wet area (SART plant, absorption-desorption-regeneration plant, leach pad and ponds), Pantanillo water wells, administration facilities, camp, high voltage and medium voltage power lines, auxiliary service plants and auxiliary support.

To date, this condition of partial suspension requires the maintenance of the water balance of the pile through the recirculation of solutions.

No exploration activities were performed in 2019.

In August 2015, the Company obtained an Approval Resolution for the CMM Closure Plan under the transitory regime before the Servicio Nacional de Geologia y Mineria (“Sernageomin”). An updated closure plan is being developed in order to modify the approved closure measures in the environmental permits. In November 2016, CMM submitted materials to Sernageomin in respect of a temporary partial closure plan, which was approved by the authority in September 2018. Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Maricunga under IFRS as at December 31, 2019, at approximately $68.7 million.

Chirano, Ghana

Kinross acquired the Chirano gold mine as part of the September 17, 2010 acquisition of Red Back. Chirano Gold Mines Limited (“CGML”) is 90% owned by Kinross with the remaining 10% owned as a carried interest by the Government of Ghana. Detailed financial, production and operations information for Chirano is available in Kinross’ MD&A for the year ended December 31, 2019.

The project is located in southwest Ghana primarily in the Bibiani-Anhwiaso-Bekwai District with the remainder located in the Sefwi Wiawso District of the Western Region of Ghana. The mine is located approximately 100 kilometres southwest of Kumasi, which is Ghana’s second largest city. Access to the gold mine from the capital Accra is via a paved highway to Kumasi and then running southwest towards Bibiani and onwards to Sefwi-Bekwai.

Geologically, the project area lies within the Paleoproterozoic terrain of south-west Ghana, located within the Sefwi Gold Belt, very close to its margin against the Kumasi Basin to the east. Both the belt and basin consist of rocks of Birimian age, with the belt dominated by mafic volcanic and the basin typified by fine-grained, deep-water sediments. Both are intruded by granites. Gold mineralization of economic importance at Chirano is located along a 10 kilometre shear zone known as the Chirano Shear, which hosts the majority of the gold mineralization, although additional splay shears can host gold mineralization of economic importance.

The Chirano gold mine started production in October 2005 with a surface mining operation from three open pits. Surface operations stopped at the end of the second quarter of 2017. Since then, gold production has been primarily from three underground mining operations, until the second quarter of 2019 when surface operations re-commenced.

Processing capacity is 3.5 Mt/a using a conventional three-stage crushing circuit, followed by primary and secondary ball mills for fine grinding. After grinding and 24 hours of cyanide leaching, a carbon-in-leach circuit extracts gold in solution to activated carbon. A conventional carbon elution and electrowinning circuit recovers gold which is then smelted to gold doré for shipment to international gold refiners. Gold recovery using the above-described process is typically 91% to 92%. Attributable annual gold production was approximately 181,167 ounces in 2019.

Based on the 2019 mineral reserves, Chirano is expected to continue production into mid-2022. In October 2018, Chirano filed with the Minerals Commission (“MinCom”), a department of the Ministry of Lands and Natural Resources, an application for the extension of the term of its mining lease which was due to expire on April 7, 2019. The Minister has approved an extension of the mining lease for another 15 years, expiring on December 22, 2034. The signed lease is awaiting final ratification by parliament.

CGML employs approximately 973 permanent employees and 53 trainees and short-term employees. In addition, there are approximately 1,037 contract employees, many of whom are associated with the mining services, camp services, employee transport, and exploration and site security services. CGML and the Company are committed to a health and safety program that protects the safety and well-being of staff, clients, contractors and the general public in all aspects of its business operations.

During 2019, exploration activities continued to advance the mine’s potential for a significant mine life extension on the known lode horizon and other promising west splay structures and on several district targets, including the completion of 34,141 metres of drilling in 132 drill holes. Drill programs beneath the existing pits and within the existing underground operations continued to extend the limits of the known mineralization. In 2020, planned exploration activities include approximately 40,000 metres of drilling to continue testing resources on the mining lease and adjacent prospecting licenses in support of engineering scoping studies.

The operations are in compliance to the Guidelines for Mining in Productive Forest Reserves in Ghana. In alignment with Kinross’ environmental policy, the site proactively manages potential environmental risks associated with all operations, part of which are within the forest reserves. There is a closure plan in place to return disturbed areas to a functional, viable and self-sustaining ecosystem where feasible. Kinross estimates the net present value of future cash outflows for site reclamation and remediation costs at Chirano under IFRS as at December 31, 2019, at approximately $37.6 million.

Chulbatkan, Russian Federation

Kinross acquired its interest in the Chulbatkan project in January 2020 and it is owned by Kupol Ventures Limited, a company formed in Cyprus, which is 100% owned by Kinross. Chulbatkan is located in the Khabarovsk region of Far East Russia, approximately the same distance from the Company’s regional office in Magadan as its existing Kupol and Dvoinoye operations.

Chulbatkan is a relatively high-grade, open-pit, heap leachable project. The Chulbatkan deposit is near surface with highly continuous mineralization and is open along strike and at depth with potential for additional high-grade structures. The footprint of the current Chulbatkan resource represents less than 1% of the total 120 square kilometre license area. The current license for exploration and mining at Chulbatkan is valid until the end of 2037.

The Company has commenced a comprehensive exploration drilling program at Chulbatkan with the view to updating the current resource base at year-end 2020. Kinross expects to spend approximately $10 million on initial exploration drilling at Chulbatkan during the year. The Company is also planning to convert estimated mineral resources to estimated mineral reserves, complete pre-feasibility and feasibility studies for the project within approximately three years, and is targeting a subsequent two-year construction period.

As part of the acquisition, N-Mining received a 1.5% net smelter return royalty on future production from Chulbatkan and contingent consideration of $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces of gold. The Company has the right to purchase 0.5% of the net smelter return royalty from N-Mining, reducing the total royalty from 1.5% to 1.0%, for $10 million or more depending on the price of gold at such time.

RISK FACTORS

The business and operations of Kinross are subject to risks. In addition to considering the other information in this AIF, you should consider carefully the following factors in deciding whether to invest in securities of Kinross. If any of these risks occur, or if other risks not currently anticipated or fully appreciated occur, the business and prospects of Kinross could be materially adversely affected, which could have a material adverse effect on Kinross’ valuation and the trading price for its shares.

The financial and operational performance of Kinross is dependent on gold and silver prices.

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

In 2019, the Company’s average realized gold price increased to $1,392 per ounce from $1,268 per ounce in 2018. If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations, possibly material. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Kinross may be negatively affected by an outbreak of infectious disease or pandemic.

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 outbreak, and the response thereto, could adversely impact the Company, both operationally and financially. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments around the world in jurisdictions where the Company operates. Labour shortages due to illness, Company or government imposed isolation programs, or restrictions on the movement of personnel or possible supply chain disruptions could result in a reduction or interruption of the Company’s operations, including mine shutdowns or suspensions. The inability to transport or refine and process the Company’s products could have a material adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition. While the Company’s operations have not been materially impacted to date, there can be no assurance that Kinross will remain unaffected by the current COVID-19 crisis or potential future health crises. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to contain the COVID-19 or remedy its impact, among others.

Kinross’ operations and profitability are affected by shortages and price volatility of other commodities and equipment.

The Company is dependent on various input commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company’s operations in Chile, Brazil and Ghana. Market prices of input commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company’s control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment, due to factors beyond the Company’s control such as a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross’ operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company’s financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price fluctuations.

Changes to the extensive regulatory and environmental rules and regulations to which Kinross is subject could have a material adverse effect on Kinross’ future operations.

Kinross’ operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, or enforcement including those pertaining to the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross’ operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

In light of tailings dam incidents in Brazil in 2015 and 2019, federal lawmakers have proposed legislation aimed at addressing risks of future tailings dam failures. While there are a variety of measures under consideration, proposed legislation includes the potential increase of financial assurance requirements, increased fines and penalties for environmental damages and/or requirements for the Company to further address risks to residents downstream. State laws and regulations are also pending on these issues. These laws and regulations may adversely affect Kinross’ operations in Brazil or increase the costs associated with those operations.

Certain operations of the Company are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company’s future operations and/or financial condition. For further details, refer to the “Legal Proceedings and Regulatory Actions” section.

Kinross’ future plans rely on mine development projects, which involve significant uncertainties.

Kinross must continually replace and expand its mineral reserves as they are depleted by production at its operations in order to maintain or grow its total mineral reserve base. Similarly, the Company’s ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

In addition, as a result of the substantial expenditures involved, developments projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these government permits and approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Actual production and cost outcomes may differ significantly from production and cost estimates.

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company’s best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, earthquakes and pandemics; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross’ control. No assurance can be given that Kinross’ cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, profitability, results of operations and financial condition.

The mineral reserve and mineral resource figures of Kinross are only estimates and are subject to revision based on developing information.

The figures for mineral reserves and mineral resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and price assumptions used in those estimates, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of gold and/or silver may render mineral reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could materially reduce Kinross’ mineral reserve estimates. Should such reductions occur, material write-downs of Kinross’ investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves. The estimates of mineral reserves and mineral resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained gold and silver in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and mineral resources. The estimates in this AIF are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Kinross’ operations may be adversely affected by changing political, legal and economic conditions.

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, the Russian Federation, Mauritania, Ghana, and Canada and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which illegal incursions could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest (such as ongoing protests in Chile); expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non nationals at Tasiast); illegal mining (including at Tasiast and Chirano) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change due to elections; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds; restrictions on the movement of personnel or importation of goods and equipment; global health crises or pandemics; changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation including value added and withholding taxes, royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable value added tax (“VAT”) on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company.

The Company is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of rouble revenues into foreign currency. Any delay or other difficulty in converting roubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc. There is also a risk that further sanctions or other penalties will be imposed, or other actions will be taken, as a result of ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation’s foreign policy decisions, actions in respect of Ukraine and allegations of cyberattacks).

Anti-bribery Legislation

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross’ internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross’ reputation and social license to operate.

Kinross’ operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed.

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder Kinross’ ability to operate and could have a material effect on Kinross’ financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Kinross is subject to hazards and risks associated with exploration and mining activities and insurance may be insufficient to cover these risks.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall failures, tailings dam failures, ground and slope failures and inventory theft, could have an adverse impact on Kinross’ operations. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Further, few mining properties that are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities. Large amounts of capital are frequently required to purchase necessary equipment. Delays due to equipment malfunction or inadequacy may adversely affect Kinross’ results of operations. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross’ operations, financial condition, and results of operations.

Available insurance does not cover all the potential risks associated with a mining company’s operations. Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. The Company’s existing insurance policies contain certain exceptions where coverage may not be available (including bullion losses not attributable to theft).

Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to Kinross or to other companies in the mining industry on acceptable terms. As a result, Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

If Kinross does not develop additional mineral reserves, it may not be able to sustain future operations.

Because mines have limited lives, Kinross must continually replace and expand its mineral reserves as they are depleted by production at its operations in order to maintain or grow its total mineral reserve base. The life of mine estimates included in this AIF for each of Kinross’ material properties are based on a number of factors and assumptions and may prove to be incorrect. Kinross’ ability to maintain or increase its annual production of gold and silver will significantly depend on its ability to bring new mines into production and to expand mineral reserves at existing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineral reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries. As a result, the reserve base of Kinross may decline if reserves are mined without adequate replacement and Kinross may not be able to sustain production beyond the current mine lives, based on current production rates.

The mineral resources of Kinross may not be economically developable, in which case Kinross may never recover its expenditures for exploration and/or development.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Measured, indicated and inferred mineral resources are not recognized by the SEC and U.S. investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered.

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Kinross is subject to risks related to environmental liability, including liability for environmental damages caused by mining activities prior to ownership by Kinross and reclamation costs and related liabilities.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the U.S. Resource Conservation and Recovery Act (“RCRA”) and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency (“EPA”) regulations governing hazardous waste. If mine wastes from the Company’s U.S. mining operations, including those at the Sunnyside Mine (see “Legal Proceedings and Regulatory Actions” section), are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company’s activities and ownership interests potentially expose the Company to liability under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company’s operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. Clean Water Act and state law equivalents. Air emissions in the U.S. are subject to the Clean Air Act and its state equivalents as well. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company’s U.S. mine sites.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities. Kinross estimates the net present value of future cash outflows for reclamation and remediation costs under IFRS at $866.1 million as at December 31, 2019 based on information available as of that date. Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities. The amount and nature of financial assurance are dependent upon a number of factors, including the Company’s financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operations and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company’s mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, where required it could potentially result in closure of one or more of the Company’s operations, which could have a material adverse effect on the financial condition of the Company.

As of December 31, 2019, letters of credit totalling $391.9 million had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company’s letter of credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. In addition, at December 31, 2019, the Company had  $275.7 million in surety bonds outstanding for this purpose with respect to its operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

Developments in Russia may have adverse effects on Kinross’ operations in Russia.

On May 7, 2008, the Russian federal laws “On the Procedure for Foreign Investment in Companies of Strategic Significance for State Defence and Security” (as amended, the “Strategic Investments Law”) and “On Amendments to the Subsoil Law” (as amended, the “Subsoil Law”) came into effect. A number of important amendments to the Strategic Investments Law became effective on December 6, 2014, July 30, 2017 and June 12, 2018.

The Strategic Investments Law sets forth the criteria whereby certain transactions entered into by a foreign investor require prior approval from the Russian Governmental Commission chaired by the Russian Prime Minister (the “Strategic Commission”). Such approval will be required if: (a) a Russian company (“RusCo”) is engaged in activities which are defined as strategic for the purposes of national security and defence, and (b) a RusCo holds rights to a “strategic deposit” (such as Kupol and Dvoinoye) and a potential foreign investor directly or indirectly obtains 25% (formerly 10%) or more of the voting shares of the RusCo, or there exists some other mechanism for control over (such as a management agreement) the RusCo including any actions as a result of which a foreign investor or group of persons acquires the right to determine the decisions of the management of the RusCo (such as terms of its business activities). This approval requirement applies in respect of number of transactions, including direct or indirect acquisitions of equity interests, such that a third party, non-Russian purchaser of 25% or more of Kinross’ ownership interest, will be required to obtain applicable governmental approvals. Any transactions involving the acquisition of ownership, possession or use of basic production assets, the value of which is 25% or more of the balance value, shall also be subject to the prior approval of the competent state bodies.

On July 1, 2017, amendments made to the Strategic Investments Law by Federal Law No. 155-FZ included a new regime and thresholds for the approval of transactions for foreign sovereign investors (i.e., foreign states and international organizations and any of their subsidiaries). Offshore companies were those companies from the jurisdictions listed in the Ministry of Finance Order No. 108n dated November 13, 2007.

On May 31, 2018, Federal Law No. 122-FZ came into effect amending the Strategic Investments Law and introducing a new category of a “non-disclosing foreign investor” instead of the previous “offshore company” introduced into the Strategic Investments Law in July 2017.

The latest amendments have replaced the category of an “offshore company” with the category of a “non-disclosing foreign investor”. A non-disclosing foreign investor is defined as a company, regardless of jurisdiction of its incorporation, which does not provide information to the Federal Antimonopoly Service on its beneficiaries, beneficial owners and controlling persons. More stringent requirements (in particular, lower thresholds for approval) apply to investments made by the non-disclosing foreign investor, such as:

1.     The requirement to obtain prior approval from the Strategic Commission if an acquisition includes more than 25% of the voting shares in the RusCo and more than 5% of the voting shares in the RusCo holding rights to a “strategic deposit”;

2.     A prohibition from acquiring, directly or indirectly, more than 50% of the voting shares in the RusCo (and may not otherwise control the RusCo) and 25% or more of the voting shares in the RusCo holding rights to a “strategic deposit”; and

3.     A prohibition from acquiring fixed assets amounting to 25% or more of the book value of the assets of the RusCo as at the last accounting date.

The Strategic Investments Law also provides for cases when no prior approval is required in respect of the companies holding the rights to a “strategic deposit”.

The Strategic Investments Law designates geological study and/or mining work in subsoil areas of federal significance as strategic activity. According to the Subsoil Law, subsoil areas of federal significance, among other things, include those that contain according to the records of the state balance of mineral reserves as of January 1, 2006, gold reserves of 50 tonnes (or 1,763,698 ounces) or more and/or 500,000 tonnes or more of copper.

Kinross has successfully obtained Strategic Investments Law approval from the Strategic Commission with respect to the acquisition of Dvoinoye and the acquisition of the remaining 25% of Kupol.

Under a new regime introduced in July 2017 by Federal Law No.160-FZ dated July 9, 1999 (as amended) “On Foreign Investments in the Russian Federation” (the “Foreign Investment Law”), the chairman of the Strategic Commission may decide at his own discretion that any transaction (irrespective of amount of stakes/participation interests to be acquired or the nature of business) made by a foreign investor in respect of any Russian legal entity (irrespective of whether or not such Russian entity is a strategic company) is subject to approval pursuant to the Strategic Investments Law. Legal consequences for failure to obtain such prior approval are the same as consequences for failure to obtain prior approval pursuant to the Strategic Investments Law (transactions made in violation of the Strategic Investments Law are void and therefore dual restitution is generally applied, or if it is not possible to apply legal consequences of a void transaction, then the foreign investor is stripped of its voting rights). There are no explicit provisions in the Strategic Investments Law that would prevent the Strategic Commission from reviewing a transaction and potentially blocking it even after it had been closed. In this regard we believe that certain supplement legislation and/or official guidance will follow.

Under the Subsoil Law and RF Government Resolution no. 697 dated September 16, 2008, combined license holders controlled by a foreign investor (such as CMGC with respect to the Kupol East and Kupol West licenses) are required to seek approval from the RF government prior to the commencement of mining operations on a strategic deposit under a combined license. The RF government has the right to terminate the combined license after completion of geological surveys, if a strategic deposit is discovered during the exploration stage with respect to these deposits. If such approval is not obtained and the license is terminated, the Company will not be able to mine under the Kupol West combined exploration and mining licenses or the Vodorazdelnaya property after completion of geological surveys. Although the RF Government has granted such approval to other applicable parties, there can be no assurance that such approval to mine will be granted to the license holder by the RF Government or what the terms of such approval might be. In the case of a withdrawal of a license, the RF Government is required to reimburse the expenses (including finance expenses, but subject to a cap on interest) incurred in respect of the geological study of the subsoil plot and any tender fee amount paid by the license holder plus a termination fee (in the case of a gold deposit, the termination fee is equal to 30% of the amount of reimbursable expenses). In addition, the license holder may be paid a finder’s fee by the RF Government in its discretion.

Ongoing political tensions and uncertainties with respect to the Russian Federation (including as a result of the Russian Federation’s foreign policy decisions, actions in respect of Ukraine and allegations of cyberattacks) have resulted in the imposition of sectoral and other economic sanctions, and increased the risk that the U.S. and certain other governments may impose further economic, or other, sanctions or penalties on, or may take other actions against, the Russian Federation or on persons and/or companies conducting business in the Russian Federation. There can be no assurance that sanctions or other penalties will not be imposed, or other actions will not be taken, by the Russian Federation, including in response to existing or threatened sanctions or other penalties or actions by the United States, Canada or the European Union and/or other governments against the Russian Federation or persons and/or companies conducting business in the Russian Federation. The imposition of such economic sanctions or other penalties, or such other actions by the Russian Federation and/or other governments, could have a material adverse effect on the Company’s assets and operations. Debt markets and ratings agencies may take the view that the Company is exposed to concentration risk with respect to the Russian Federation, given its significant operations and cash flows coming from that jurisdiction.

Developments in Mauritania may have adverse effects on Kinross’ operations and development projects in Mauritania.

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company’s ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability ; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be inconsistently applied; (6) disputes under the application of the mining convention; and (7) potential legal and practical difficulties with enforcement of the mining convention. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, production royalties payable by the Company, the long-term stability in the Company’s relationship with the workers’ union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce.

Title and access to Kinross’ properties may be uncertain and subject to risks.

The validity of mining rights, including mining claims which constitute most of Kinross’ property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross’ mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross’ United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty as reflected in the action titled Earthworks, et al. vs. Department of the Interior, et al., which is pending in the United States District Court for the District of Columbia, and in which a Kinross subsidiary has intervened. There, plaintiffs contend that the Bureau of Land Management (“BLM”) issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of “fair market value” for the claims rather than annual claims maintenance payments.

Certain of Kinross’ mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company’s ability to explore, develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company’s ability to explore, develop or operate its mining properties.

For example, in Brazil, there is legislation requiring the government to grant title to the Quilombola people who either still occupy their traditional lands or who are found, through a process administered by the Instituto Nacional de Colonizacao e Reforma Agraria (“INCRA”), to have rights to certain lands. There are three Quilombola communities which have been registered and certified in the Paracatu area. An INCRA report issued on March 6, 2009 indicated that the Machadinho Quilombola community has rights to 2,217.52 hectares of land in the area, a portion of which (900 hectares) would be affected by the operation of the Eustáquio tailings facility at Paracatu. INCRA has not concluded the land demarcation process.

The Federal Public Attorney (“FPA”) in Brazil filed a lawsuit relating to the alleged rights of the Quilombola people in connection with certain lands being used to construct the Eustáquio tailings facility at Paracatu. As part of the lawsuit, the FPA had applied for an injunction seeking to enjoin the issuance by the state authority of the permit to operate the Eustáquio tailings facility. The FPA’s injunction was denied, the permit to operate was issued and the Eustáquio tailings facility has been operating since July 2012. In December, 2013 and January of 2014, the trial court judge issued decisions denying the FPA’s claim. In the fourth quarter of 2014, the FPA filed appeals challenging the decisions of the trial court. All requests on FPA’s appeal were denied and the decision became final in the first quarter of 2018.

Numerous other companies compete in the mining industry, some of which may have greater resources and technical capacity than Kinross and, as a result, Kinross may be unable to effectively compete, which could have a material adverse effect on Kinross’ future operations.

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement.

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Kinross’ failure to satisfy the requirement of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

To operate successfully, Kinross is reliant on finding and retaining qualified personnel, including key executives.

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives.

To operate successfully, Kinross uses an internally generated financial forecast although this cannot account for all market risks.

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2020, sensitivity to a 10% change in the gold price is estimated to have an approximate $230 million impact on pre-tax earnings. Kinross’ financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2020, sensitivity to a 10% change in the silver price is estimated to have an approximate $5 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Kinross may require additional capital that may not be available.

The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

The Company’s ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from Fitch Ratings, Moody’s, and Standard and Poor’s as set out in the “Ratings” section of this AIF. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company’s existing debt as well as the Company’s ability to access the capital markets and the cost of such debt financing.

If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should the Company’s business prospects deteriorate, the ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company’s outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company’s borrowing costs.

Kinross’ level of indebtedness and an inability to satisfy repayment obligations could have a significant impact on its operations and financial performance.

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross’ level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenant, Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

The operations of Kinross in various countries are subject to currency risk.

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, Russian roubles, Mauritanian ouguiya and Ghanaian cedis. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross’ results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross’ cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso, Brazilian real, and Russian rouble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future. The Mauritanian ouguiya and Ghanaian cedis are convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

Interest rates are subject to fluctuation risk.

Fluctuations in interest rates can affect the Company’s results of operations and cash flow. The Company’s cash and cash equivalents, as well as some of its long-term debt and credit facilities are subject to variable interest rates.

Kinross has a practice of no long-term gold hedging, although the Company may from time to time acquire gold and/or silver hedge (or derivative product) obligations through acquisitions and/or employ hedge/derivative products in respect of other commodities, interest rates and/or currencies.

The Company’s earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross’ practice is not to hedge long-term metal sales’ exposures. However, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2019, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

The business of Kinross is dependent on good labour and employment relations.

Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition.

The results of Kinross’ operations could be adversely affected by its acquisition strategy and Kinross may not realize the anticipated benefits of recent acquisitions.

As part of Kinross’ business strategy, it has sought, and may continue to seek, to acquire new mining and development opportunities in the mining industry, along with assets to support its business operations. Any acquisition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross’ business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks. Kinross’ success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions, and to integrate the acquired businesses and their personnel. Kinross may be unable to complete any acquisition or business arrangement that it pursues on favourable terms. Any acquisitions or business arrangements completed may not ultimately benefit Kinross’ business and could impair its results of operations, profitability and financial results. Acquisitions and business arrangements are accompanied by risks including, without limitation: a significant change in commodity prices after Kinross has committed to complete the transaction and established the purchase price or exchange ratio; an acquired material ore body may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations, technologies and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization to support the expansion of Kinross’ operations resulting from these acquisitions; the integration of the acquired business or assets may divert management’s attention and disrupt Kinross’ ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. Should these or other risks develop, Kinross may suffer significant financial losses or be required to write-down the value of the assets acquired (See Risk Factors related to impairment, below).

In addition, in the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross’ leverage will be increased. If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Kinross may choose to finance any such acquisition with its existing resources.

There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Kinross is subject to credit and counterparty risks of third parties with which it contracts.

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating, and the Company monitors the financial condition of each counterparty.

The Company has not experienced any difficulties to date relating to the counterparties with which it transacts. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Kinross may be adversely affected by global financial conditions.

The volatility and challenges that economies continue to experience around the world continues to affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

•              Volatility in commodity prices and foreign exchange rates;

•              Tightening of credit markets;

•              Counterparty risk; and

•              Volatility in the prices of publicly traded entities.

The volatility in commodity prices and foreign exchange rates directly impact the Company’s revenues, earnings and cash flows, as noted above in the Risk Factors related to the gold price and foreign currency exchange risk.

Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company’s liquidity.

The Company extended the maturity of its revolving credit facility by one year to August 2024. As at December 31, 2019, the Company had $1,453.1 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross’ equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Kinross is subject to certain legal proceedings and may be subject to additional litigation in the future.

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross’ financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may also become party to disputes governed by the rules of international arbitration.

In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Kinross may not be able to control the decisions and strategy of joint arrangements to which it is a party.

Certain of the operations in which Kinross has an interest are operated through joint arrangements with other mining companies and are subject to the risks normally associated with the conduct of joint arrangements. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Kinross’ profitability or the viability of its interests held through joint arrangements, which could have a material adverse impact on Kinross’ results of operations and financial condition: (a) inability to exert influence over certain strategic decisions made in respect of joint arrangement properties; (b) disagreement with partners on how to develop and operate mines efficiently; (c) inability of partners to meet their obligations to the joint arrangements or third parties; and (d) litigation between partners regarding joint arrangement matters.

Kinross may be negatively affected by market price volatility.

Kinross’ common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The price of Kinross’ common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of Kinross’ common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of Kinross’ common shares; and a substantial decline in the price of Kinross’ common shares that persists for a significant period of time could cause Kinross’ common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross’ common shares at any given point in time may not accurately reflect Kinross’ long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Kinross may record impairment charges which may adversely affect financial results.

Goodwill is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a cash generating unit (“CGU”) containing goodwill has been reduced below its carrying amount. The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the CGU or asset’s recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset’s carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss may be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company’s CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross’ control. Kinross’ fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

A significant delay or disruption in sales of doré as a result of the unexpected discontinuation of services provided by refineries or a failure by refineries to meet outstanding delivery obligations could have a material adverse effect on operations.

The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland, Russia, India and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries’ failure to fulfill their contractual obligations. The Company has legally binding agreements in place for gold and silver sales transactions and bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory.

Kinross may be negatively affected by cybersecurity incidents or other IT systems disruption as well as evolving data privacy laws and regulations.

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, “IT systems”), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross’ operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company’s mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company’s reputation. Any such occurrence could have an adverse impact on Kinross’ financial condition and results of operations.

The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union (“EU”). Compliance with such laws, including General Data Protection Regulation in the EU, will affect business conducted in the EU and may also be enforced against entities established outside the EU but processing data of European data subjects. The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company’s business and results of operations.

Changes in climate conditions and regulatory regime could adversely affect our business and operations.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. The changes in legislation and regulation will likely increase the Company’s compliance costs.

In addition, the physical risks of climate change may also have an adverse effect at some of Kinross’ operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company’s operations.

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact operations at Paracatu. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

Excessive rainfall or flooding may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at Fort Knox may result in increased costs or production disruptions that could have a material effect on Kinross’ financial performance, liquidity and results of operations.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Brazilian Power Plants

The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.

DIVIDEND PAYMENTS AND DIVIDEND POLICY

On July 31, 2013, the Board of Directors suspended the payment of semi-annual dividends.

Kinross is under no obligation to declare or pay dividends on its common shares. Payment of any future dividends will be at the discretion of Kinross’ Board of Directors, after taking into account many factors, including Kinross’ operating results, financial condition, and current and anticipated cash requirements. Further, pursuant to Kinross’ syndicated credit facility, Kinross may be required to obtain consent from the lenders prior to declaring any common share dividend.

The Business Corporations Act (Ontario) (the “OBCA”) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital. As of the date of filing, the realizable value of Kinross’ assets are less than the aggregate of its liabilities and stated capital of its common shares. The Company intends to seek shareholder approval to reduce our stated capital at our next annual meeting.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado.  A subsidiary of Kinross, Sunnyside Gold Corporation (“SGC”), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area.  On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (the “Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of such work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties and, damages.

In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020 (i) the United States was granted judgment on the pleadings on SGC’s due process claim; and (ii) SGC filed cross claims against Utah and New Mexico seeking cost recovery and contribution under CERCLA. It is expected that additional claims will be made against SGC and Kinross in the course of the centralized proceeding.

Taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and filings and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax rules.

Regulatory Actions

Maricunga

In May 2015, Chilean environmental enforcement authority (“EEA”) commenced an administrative proceeding against CMM alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland.  Beginning in May 2016, the EEA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the EEA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds.  On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above).  Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the EEA for approval.  CMM has appealed the Valle Ancho ruling to the Supreme Court.  The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells.  The Supreme Court has the discretion to decide whether it will hear any of the appeals and has determined that it will hear the CDE’s appeal in the Pantanillo case. The Supreme Court has not yet determined whether it will hear the appeals in the Valle Ancho case. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions with the relevant government agencies.

Kettle River – Buckhorn

Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record.

On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals.  On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016. The stay is affirmed by the PCHB upon receipt of applicable filings. The stay was most recently affirmed on November 27, 2019.

On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.  The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2018, August 20, 2018, November 5, 2018, January 22, 2019, May 23, 2019, September 30, 2019, and February 3, 2020, the WDOE issued NOVs to Crown and, as to the April 10 NOV also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit a total of 118 times during the fourth quarter of 2017, 289 times during the first and second quarters of 2018, 129 times during the third quarter of 2018, 126 times during the fourth quarter of 2018, 127 times during the first quarter of 2019, 152 times during the second quarter of 2019, and 279 times in the third and fourth quarters of 2019 and also failed to maintain the capture zone as required under the Permit. The NOVs ordered the companies to file a report with WDOE within 30 days identifying the steps, which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports were timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

Crown also faces potential legal actions by way of citizen’s suits relating to the Permit and the renewed Permit. Crown and Kinross Gold U.S.A., Inc. have received Notice of Intent to Sue letters from the Okanogan Highlands Alliance (“OHA”) and the Attorney General of the State of Washington advising that each intends to file a citizen’s suit against Crown for alleged violations of the Permit, renewed Permit and the CWA, including failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The notice letters further recite that the CWA authorizes injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. However, to date, neither the OHA or the Attorney General of the State of Washington has filed a lawsuit based on any of these notices.

DESCRIPTION OF CAPITAL STRUCTURE

KINROSS COMMON SHARES

Kinross has an unlimited number of common shares authorized and 1,257,220,950 common shares issued and outstanding as of March 26, 2020. There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Kinross common shares or exercise the voting rights associated with Kinross common shares. A summary of the rights of the Kinross common shares is set forth below.

Dividends

Holders of Kinross common shares are entitled to receive dividends when, as and if declared by the Board of Directors of Kinross out of funds legally available therefor, provided that if any Kinross preferred shares are at the time outstanding, the payment of dividends on common shares or other distributions (including repurchases of common shares by Kinross) will be subject to the declaration and payment of all cumulative dividends on outstanding Kinross preferred shares and any other preferred shares which are then outstanding.

Liquidation

In the event of the dissolution, liquidation, or winding up of Kinross, holders of Kinross common shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross’ indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares, and any other preferred shares then outstanding.

Voting

Holders of Kinross common shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

MARKET PRICE FOR KINROSS SECURITIES

In Canada, the Kinross common shares trade on the TSX under the symbol “K.” In the United States, the Kinross common shares trade on the NYSE under the symbol “KGC.” The Kinross common shares began trading on the NYSE on February 3, 2003. The following table sets forth, for the periods indicated, the high and low sales prices of the Kinross common shares traded on all Canadian exchanges, including primarily the TSX, as well as all United States’ exchanges, including primarily the NYSE, and their respective trading volumes.13

	Kinross Common Shares on the TSX and other Canadian exchanges			Kinross Common Shares on the NYSE and other United States’ exchanges
	High	Low	Trading Volume (in millions of shares)	High	Low	Trading Volume (in millions of shares)
	(CAD Dollars)	(CAD Dollars)		(US Dollars)	(US Dollars)
Fiscal Year Ended December 31, 2019
January	4.49	4.05	167.2	3.43	3.08	253.9
February	5.04	4.18	133.3	3.83	3.16	274.8
March	4.88	4.16	136.0	3.64	3.12	229.4
April	4.83	4.16	101.7	3.62	3.10	178.7
May	4.47	4.04	137.8	3.31	3.00	172.7
June	5.28	4.36	173.6	4.01	3.22	275.1
July	5.72	4.85	143.2	4.38	3.64	256.8
August	6.96	5.22	214.1	5.24	3.94	388.5
September	7.24	6.04	189.4	5.47	4.55	366.7
October	6.65	5.85	132.9	5.00	4.46	262.5
November	6.41	5.36	157.6	4.87	4.07	262.3
December	6.27	5.47	115.3	4.82	4.17	232.5

	Kinross Common Shares on the TSX and other Canadian exchanges			Kinross Common Shares on the NYSE and other United States’ exchanges
	High	Low	Trading Volume (in millions of shares)	High	Low	Trading Volume (in millions of shares)
	(CAD Dollars)	(CAD Dollars)		(US Dollars)	(US Dollars)
Fiscal Year Ended December 31, 2018
January	5.90	5.10	135.5	4.78	4.06	245.2
February	5.42	4.44	136.3	4.40	3.48	217.7
March	5.18	4.50	115.3	4.02	3.50	210.8
April	5.15	4.51	108.7	4.04	3.57	212.9
May	5.34	4.48	126.6	4.12	3.50	178.3
June	5.03	4.58	104.2	3.80	3.53	128.0
July	5.20	4.66	78.3	3.98	3.57	123.7
August	4.71	3.66	131.4	3.62	2.78	187.4
September	4.02	3.49	125.3	3.09	2.67	219.2
October	3.93	3.37	158.2	3.02	2.57	328.8
November	3.77	3.15	134.4	2.84	2.38	302.1
December	4.54	3.61	217.4	3.37	2.66	512.3

13  Figures sourced from Bloomberg and FactSet.

RATINGS

The following table sets out the ratings of Kinross’ corporate debt by the rating agencies, indicated as at March 30, 2020:

	Standard & Poor’s Rating Services	Moody’s Investors Service	Fitch Ratings Ltd.
US $500 million, 4.500% notes due 2027	BBB-	Baa3	BBB-
US $500 million, 5.125% notes due 2021	BBB-	Baa3	BBB-
US $250 million, 6.875% notes due 2041	BBB-	Baa3	BBB-
US $500 million, 5.95% notes due 2024	BBB-	Baa3	BBB-

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BB rating is the fifth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (—) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive,” “negative,” “stable,” or “developing.” However, a rating outlook does not mean that a rating change is inevitable.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Ba is the fifth highest of nine major categories. For ratings of Aa through Caa, Moody’s may apply numerical modifiers of 1, 2 or 3 in each generic rating classification to indicate relatively higher, middle or lower ranking. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium-term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade.

Fitch Ratings Ltd. credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. The terms “investment grade” and “speculative grade” have established themselves over time as shorthand to describe the categories AAA to BBB (investment grade) and BB to D (speculative grade). The ratings from AA to B may be modified by the addition of a plus (+) or minus (—) sign to show relative standing within the major rating categories. According to Fitch Ratings Ltd.’s system, BBB ratings indicate good credit quality and that the expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. An outlook indicates the direction a rating is likely to move over a one- to two-year period. They reflect financial or other trends that have not yet reached the level that would trigger a rating action, but which may do so if such trends continue. Positive or negative rating outlooks do not imply that a rating change is inevitable and, similarly, ratings with stable outlooks can be raised or lowered without a prior revision to the outlook, if circumstances warrant such an action.

A definition and description of the categories of the credit ratings described above which have been assigned to the Company’s debt are publicly available from the website of each of the individual rating agencies.

Kinross understands that the ratings are based on, among other things, information furnished to the above rating agencies by Kinross and information obtained by the rating agencies from publicly available sources. The credit ratings given to Kinross’ debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings accorded to Kinross’ debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this AIF (See “Risk Factors”, above).

DIRECTORS AND OFFICERS

DIRECTORS

Set forth below is information regarding the directors of Kinross as of March 30, 2020.

Name and Place of Residence	Principal Occupation	Director Since	Current Committees[14]
Ian Atkinson The Woodlands, Texas United States	Corporate Director	February 10, 2016	CGN, CR, A

John A. Brough Toronto, Ontario Canada	Corporate Director	January 19, 1994	A, HR

Kerry D. Dyte Calgary, Alberta Canada	Corporate Director	November 8, 2017	A, HR

Ave G. Lethbridge Toronto, Ontario Canada	EVP and Chief Human Resources and Safety Officer, Toronto Hydro Corporation	May 6, 2015	CGN, H

Elizabeth D. McGregor Vancouver, British Columbia Canada	Corporate Director	November 6, 2019	A, CR

Catherine McLeod-Seltzer Vancouver, British Columbia Canada	Non-Executive Chairman and Director, Bear Creek Mining	October 26, 2005	CR, H

Kelly J. Osborne Missoula, Montana United States	Chief Executive Officer of Twin Metals Minnesota	May 6, 2015	CGN, CR

David A. Scott Toronto, Ontario Canada	Corporate Director	May 8, 2019	CGN, CR

14  Committees: A-Audit and Risk, CGN-Corporate Governance and Nominating, CR-Corporate Responsibility and Technical, H-Human Resources and Compensation,

Name and Place of Residence	Principal Occupation	Director Since	Current Committees[14]
J. Paul Rollinson Toronto, Ontario Canada	President and Chief Executive Officer of Kinross	August 1, 2012	None

Each of the directors has held the principal occupation set forth opposite his or her name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Mr. Ian Atkinson, Mr. Kerry D. Dyte, Ms. Elizabeth D. McGregor, Mr. Kelly J. Osborne and Mr. David A. Scott.

Below is a biography of each of the directors of Kinross:

Ian Atkinson

Mr. Atkinson is a corporate director and was most recently the President & Chief Executive Officer and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001 2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996. From 1973 to 1991, he held various progressive leadership positions with mining companies in the United States and Canada. Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England.

John A. Brough

Mr. Brough is a corporate director and retired as President of Torwest Inc. and Wittington Properties Limited, both real estate companies, on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 40 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Professional Accountant, Chartered Accountant. Mr. Brough graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors, Chartered Professional Accountants of Ontario and Chartered Professional Accountants of Canada.

Kerry D. Dyte

Mr. Dyte is a corporate director and was most recently Executive Transition Advisor at Cenovus Energy Inc. (“Cenovus”), an integrated Canadian oil company headquartered in Calgary, a position he held from December 2015 until his retirement in March 2016. Prior to that, he was the Executive Vice-President, General Counsel and Corporate Secretary at Cenovus from December 2009 to December 2015. From December 2002 to December 2009 he was the Vice-President, General Counsel and Corporate Secretary of EnCana Corporation (“EnCana”), a leading north American energy producer. Prior to that, he held the position of Assistant General Counsel and Corporate Secretary from April 2002 to December 2002 at EnCana. From June 2001 to April 2002, he held the position of Assistant General Counsel at Alberta Energy Company Ltd., prior to its merger with PanCanadian Energy Corporation to form EnCana. He was the

Treasurer of Mobil Oil Canada Ltd. from August 1997 to December 2000. From March 1991 to August 1997 he was the Senior Counsel and Assistant Corporate Secretary of Mobil Oil Canada Ltd. In 1996 he was also posted to Mobil Oil Australia where he was Senior Counsel. Mr. Dyte served on the Financial Review Advisory Committee of the Alberta Securities Commission from 2010 to 2015. He was the president (2013 to 2014) and member of the executive committee (2004 to 2008; 2011 to 2015) of the Association of Canadian General Counsels. In November 2019, Mr. Dyte became a director of Hull Child and Family Foundation, a charity providing funding to Hull Services, a not for profit organization that provides integrated behavioural and mental health services for children and families. Mr. Dyte holds a Bachelor of Law degree from the University of Alberta, Canada. He has also completed the Directors Education Program from the Institute of Corporate Directors, Calgary and currently holds the ICD.D designation.

Ave G. Lethbridge

Ms. Lethbridge is currently Executive Vice President and Chief Human Resources and Safety Officer of Toronto Hydro Corporation, an electric and energy service company, a position that she has held since November 2013. During her career spanning 21 years, from 1998 to the present, she has held various progressive senior executive leadership positions with Toronto Hydro encompassing human resources, environment, health and safety, corporate social responsibility and sustainability, mergers and restructuring, executive succession, enterprise risk, regulatory compliance, strategy, technology change, government relations and governance. From 2002 to 2004 she was Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 to 2007 she was Vice President, Human Resources and Organizational Effectiveness; and from 2008 to 2013 she was Vice President, Organizational Effectiveness and Environment Health and Safety. Her experience also includes the gas, utility and telecom industry. Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University in California, with international consulting in the US, China and Mexico. She has completed the Directors’ Education Program from the Institute of Corporate Directors at the University of Toronto’s Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resources Executive and a former Board Governor for Georgian College.

Elizabeth D. McGregor

Ms. McGregor is a corporate director and was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc., a position she held from August 2016 until her retirement in February 2019. Prior to that, she held the position of Vice-President and Treasurer from October 2013 to August 2016. From April 2007 to October 2013, Ms. McGregor held progressively senior positions in Goldcorp Inc.; from April 2007 to December 2008 as Director of Risk, from January 2009 to October 2010 as Administration Manager at the Peñasquito mine providing financial and management oversight to the $1.6 billion construction project in Mexico. From November 2010 to October 2013, as Director, Project Finance and Cost Control, she provided financial oversight for construction projects totaling $7 billion. Ms. McGregor started her career as an Audit Manager with KPMG LLP during years 2001 to 2006. Ms. McGregor holds a Bachelor of Arts degree in Sociology from Queen’s University in Canada and is a Chartered Professional Accountant, Chartered Accountant from the Chartered Professional Accountants of British Columbia.

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer is a corporate director and a recognized leader in the minerals industry for her ability to create growth-focused companies and generate significant shareholder value. She was appointed the Independent Chair of the Company effective January 1, 2019. She has been the Non Executive Chair, founder and a director of Bear Creek Mining, a silver mining company, since 2003 and from 2007 through 2013 was the Non-Executive/Independent Chair and a director of Pacific Rim Mining Corp. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor’s degree in Business Administration from Trinity Western University.

Kelly J. Osborne

Mr. Osborne is currently the CEO of Twin Metals Minnesota, a wholly owned subsidiary of Antofagasta plc. Previously, he was the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States. From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company. From 1992 to 1998, he was Plant Manager with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company (“Homestake”) which later merged into Barrick Gold Corporation in 2002. At Homestake, he started as a Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and was a Mine Captain from 1988 to 1992. Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

David A. Scott

Mr. Scott is a corporate director and was most recently Vice Chair and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, a position he held from 2009 until his retirement in May 2019. Mr. Scott joined CIBC in 1999 and held progressively senior positions playing an active role in the majority of significant M&A and equity financing transactions completed in Canada in the last two decades. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999, Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996, held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group. Mr. Scott was a member of the Mining Association of Canada’s Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Association of Canada and assisted with the development of the world’s first Mining MBA Program at the Schulich School of Business. Mr. Scott holds a BASc in Geology from the University of Western Ontario.

J. Paul Rollinson

Mr. Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012 and is currently President and Chief Executive Officer. He was appointed Executive Vice President, Corporate Development in September 2009 after having joined Kinross as Executive Vice President, New Investments, in September 2008. Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.

CORPORATE GOVERNANCE

The corporate governance practices established by Kinross’ Board of Directors are described in Kinross’ latest management information circular for its annual meeting of shareholders available at www.sedar.com. Details of Kinross’ corporate governance practices compared to the corporate governance listing standards of the New York Stock Exchange are available for review on Kinross’ website at www.kinross.com under the corporate governance section of the website.

OFFICERS

The following table sets forth the names of each of the executive and certain other officers of Kinross and all offices held by each of them as of March 30, 2020.

Name	Office Held
Andrea S. Freeborough Toronto, Ontario, Canada	Senior Vice-President and Chief Financial Officer

Geoffrey P. Gold Toronto, Ontario, Canada	Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer

Catherine McLeod-Seltzer Vancouver, British Columbia Canada	Independent Chairman

J. Paul Rollinson Toronto, Ontario, Canada	President and Chief Executive Officer

Paul Tomory Port Credit, Ontario, Canada	Executive Vice-President and Chief Technical Officer

The following sets forth biographical information for each of the above officers of Kinross who is not also a director of Kinross:

Andrea S. Freeborough was appointed to the role of Chief Financial Officer on May 1, 2019. Since joining Kinross in 2009, she has held several positions within the Finance function, and was most recently Vice-President, Investor Relations and Corporate Development. Andrea is a recognized finance mining executive with a strong background in financial reporting, business processes, M&A, and investor relations. In 2016, she was named one of the “100 Global Inspirational Women in Mining” by Women in Mining (UK). From 1998-2009, she was at KPMG in increasingly senior roles, working at the firm’s Toronto, London (UK) and New Jersey/New York offices, and most recently held the position Associate Partner. Ms. Freeborough is a Chartered Professional Accountant, Chartered Accountant and has a Bachelor of Business Administration from Wilfrid Laurier University.

Geoffrey P. Gold was appointed Executive Vice-President and Chief Legal Officer in February of 2008. Effective August of 2012, he assumed the role of Executive Vice-President, Corporate Development and from October of 2013 to April of 2015 he assumed the role of Executive Vice-President, Human Resources. He assumed the role of Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer on January 1, 2016. Prior to February 2008, he had been Senior Vice-President and Chief Legal Officer since May 2006. Prior to that, he was Vice-President, Assistant Secretary and Associate General Counsel for Placer Dome Inc. from 2001 until 2006; Assistant Secretary and Associate General Counsel for Placer Dome Inc. from 1999 to 2001; General Counsel and Secretary for Placer Dome North America from 1998 to 1999; and held other legal positions with Placer Dome from 1994 to 1998. Mr. Gold holds a Bachelor of Commerce (Honours) and a Bachelor of Laws from the University of British Columbia.

Catherine McLeod-Seltzer see biographical information on page 94.

J. Paul Rollinson see biographical information on page 95.

Paul Tomory was appointed Chief Technical Officer effective January 1, 2017. He has been with Kinross since 2008 and was most recently Senior Vice-President, Operations Strategy and Project Development. He was previously at Bain & Company, focusing on mining and heavy industry, and at Golder Associates, where he worked on numerous mining and heavy civil works projects as a geotechnical engineer. He has a B.A.Sc. and a M.A.Sc. in Civil Engineering (Mining) from the University of Toronto, and an MBA from the Rotman School of Management, University of Toronto. He is a licensed Professional Engineer in the Province of Ontario.

As at March 26, 2020, the directors and executive officers of Kinross as a group owned, directly or indirectly, or exercised control or direction over 3,997,084common shares of Kinross, representing less than one percent of the total number of common shares outstanding before giving effect to the exercise of options or other convertible securities held by such directors and officers. The statement as to the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised by the directors and officers of Kinross as a group is based upon information provided by the directors and officers.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities to affect materially the control of Kinross is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities of Kinross to affect materially the control of Kinross has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

CONFLICT OF INTEREST

To the best of Kinross’ knowledge, and other than as disclosed in this AIF, in the notes to Kinross’ consolidated financial statements and its MD&A, there are no known existing or potential conflicts of interest between Kinross and any director or officer of Kinross, except as disclosed below and that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Kinross and their duties as a director or officer of such other companies.

The directors and officers of Kinross are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and Kinross will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the OBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this AIF, the notes to the Company’s consolidated financial statements and its MD&A, since January 1, 2013, no director, executive officer or 10% shareholder of Kinross or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Kinross’ common shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, telephone 1-800-564-6253.

MATERIAL CONTRACTS

Kinross Material Contracts

No material contracts were entered into by the Corporation within the financial year ended December 31, 2019 or before such time that are still in effect, other than in the ordinary course of business.

INTERESTS OF EXPERTS

The Company’s independent auditors for fiscal 2019, KPMG LLP, have audited the consolidated financial statements of Kinross for the two years ended December 31, 2019. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and under all relevant US professional and regulatory standards.

Mr. John Sims is the qualified person who supervised the preparation of the property descriptions contained herein and the Company’s mineral reserve and mineral resource estimates as at December 31, 2019. Mr. Sims is an officer of the Company.

The qualified person named in this section beneficially owned, directly or indirectly, less than 1% of any class of shares of the Company’s outstanding shares at the time of the preparation of the reserve and resource estimates and the technical reports.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee’s charter sets out its responsibilities and duties, qualifications for membership and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A”.

As of the date of this AIF, the members of the Company’s Audit and Risk Committee are John A. Brough (Chairman), Ian Atkinson, Kerry D. Dyte and Elizabeth D. McGregor. Each of Messrs. Brough and Dyte and Ms. McGregor are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Each of Mr. Brough and Ms. McGregor is a “financial expert” in accordance with SEC requirements.

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit and Risk Committee member that is relevant to the performance of his responsibilities as an Audit and Risk Committee member.

Ian Atkinson

Mr. Atkinson holds a Bachelor of Science degree in geology from King’s College, University of London and a Masters degree in geophysics from the Royal School of Mines, University of London. Mr. Atkinson was previously President and CEO, and a Director, of Centerra Gold before retiring in 2015. He has more than 40 years of experience in the mining industry with extensive background in exploration, project development and mergers and acquisitions. Prior to his ten-year tenure at Centerra, Mr. Atkinson held various senior leadership positions with Hecla Mining Company, Battle Mountain Gold, Hemlo Gold Mines and the Noranda Group. Mr. Atkinson has contributed to the discovery of several major mineral deposits and been involved in a number of large global mining projects in his career.

John A. Brough

Mr. Brough holds a Bachelor of Arts (Economics) degree from the University of Toronto and is a Chartered Professional Accountant, Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management and is a member of the Institute of Corporate Directors. Mr. Brough had been President of both Torwest Inc. and Wittington Properties Limited, real estate companies from 1998 until his retirement on December 31, 2007. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice-President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice-President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently Chairman of the Audit Committee of Silver Wheaton Corp., Lead Director and Chairman of the Audit Committee of First National Financial Corp. and a director and Chairman of the Audit Committee of CREIT.

Kerry D. Dyte

Mr. Dyte holds a Bachelor of Laws degree from the University of Alberta, Edmonton. He has completed the Director’s Education Program from the Institute of Corporate Directors, Calgary. He practiced law from 1985 to 2015 with a particular focus on securities laws, including a secondment as legal counsel to the Ontario Securities Commission from 1987 to 1988, where he spent time in the Corporate Finance branch. Mr. Dyte was most recently Executive Vice-President, General Counsel and Corporate Secretary

of Cenovus Energy Inc., and was responsible for the internal audit function at Cenovus Energy Inc. Prior thereto, Mr. Dyte was treasurer at Mobil Oil Canada Ltd. from 1997 to 2000.

Elizabeth D. McGregor

Ms. McGregor has a B.A. (Hons) from Queen’s University and is a Canadian Chartered Professional Accountant. She has almost 20 years of financial experience and over 10 years of experience in the mining sector. She was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc. and was previously at Goldcorp and KPMG earlier in her career. Ms. McGregor has a wide variety of executive financial experience, including debt financing, stakeholder management, board reporting, and corporate, mine site and project management experience.

Pre-Approval Policies and Procedures

The Audit and Risk Committee has formalized its approach to non-audit services by the external auditors in its charter, a copy of which is attached hereto as Schedule “A”.

External Auditor Service Fees

Audit Fees

The audit fees billed by the Company’s external auditors for the financial year ended December 31, 2019 were CAD$4,423,000 (December 31, 2018 — CAD$4,322,000).

Audit-Related Fees

The audit-related fees billed by the Company’s external auditors for the financial year ended December 31, 2019 were CAD$188,000 (December 31, 2018 — CAD$160,000), relating to translation services and pension plan audits.

Tax Fees

The tax fees in respect of tax compliance and tax advice billed by the Company’s external auditors for the financial year ended December 31, 2019 were CAD$13,000 (December 31, 2018 — CAD$27,000).

All Other Fees

CAD$6,000 was paid to the Company’s external auditors in the financial year ended December 31, 2019 under this caption (December 31, 2018 — CAD$5,000).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited consolidated financial statements and the MD&A for the financial year ended December 31, 2019.

100

GLOSSARY OF TECHNICAL TERMS

adularia

A variety of orthoclase, in the feldspar group of minerals. A common mineral in granitic rocks.

alluvial mining

A method of extracting minerals by dredging alluvial (placer) deposits.

arsenopyrite

The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

assay

To determine the value of various elements within an ore sample, streambed sample, or valuable metal sample.

ball mill

A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

belt

A series of mineral deposits occurring in close proximity to each other, often with a common origin.

boudins

Sausage-shaped segments of rock occurring in a boudinage structure. Boudinage occurs when tensional (stretching) forces act on layers of relatively hard rock surrounded by softer rock. The overall resulting appearance is that of a string of linked sausages when observed in section.

breccia

A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

carbon-in-column or CIC

A process step wherein cyanide leaching solution passes through columns filled with ore.

carbon-in-pulp

A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

chalcopyrite

A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

chlorite

A group of minerals with a flaky or scaly structure, green in colour and relatively soft.

core

A long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

cyanidation

A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

dedicated pad

An area of topography where gold ore will be placed in order to be leached. The ore will remain permanently upon this pad upon the completion of the gold extraction.

dilution

The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

doré

Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

electrowinning

Recovery of a metal from a solution by means of electro-chemical processes.

epithermal

A hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.

fault

A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture. Normal faults are formed by tensile stress, and have the hanging wall on the downthrown side of the fault. Reverse faults are formed by compressive stress, and have the hanging wall on the upthrown side of the fault.

felsic

A term applied to igneous rocks that contain a large proportion of light-coloured minerals such as quartz and feldspar.

flotation

A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.

fold

Any bending or wrinkling of rock layers.

foliation

Parallel orientation of play minerals or mineral banding in rocks.

formation

Unit of sedimentary rock of characteristic composition or genesis.

galena

A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

gold equivalent production

Gold equivalent production represents gold production plus silver production computed into gold ounces using a market price ratio.

graben

A downthrown block of rock between two parallel faults.

grade

The amount of valuable metal in each tonne of material, expressed as grams per tonne for precious metals.

Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

Recovered grade — is actual metal grade realized by the metallurgical process and treatment of ore, based on actual experience or laboratory testing.

granite

A light coloured, coarse grained, igneous rock.

gravity concentration circuit

Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

greenschist

A metamorphosed basic igneous rock, which owes its colour and foliation to abundant chlorite.

hanging wall

The fault block that lies above an inclined fault surface.

heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

hedging

Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

HQ

A diamond drill core measuring 2.500 inches in diameter (6.35 centimetres).

HTW

A diamond drill core measuring 2.791 inches in diameter (7.09 centimetres).

HX

A diamond drill core measuring 3.000 inches in diameter (7.62 centimetres).

igneous

A term applied to rock that formed by crystallizing from molten rock intrusive

Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

leach

A method of extracting gold from ore by a chemical solution usually containing cyanide.

lode

Vein of metal ore.

low-grade

A term applied to ores relatively poor in the metal they are mined for; lean ore.

mafic

A term applied to igneous rocks that contain a large proportion of dark-coloured minerals such as olivine and pyroxene.

Mesozoic

Era of geologic time from approximately 65 to 250 million years before present.

metamorphism

The process by which the form or structure of rocks is changed by heat and pressure. Metasedimentary, meta-igneous and metavolcanic refer to sedimentary, igneous and volcanic rocks that have undergone metamorphism.

mica

A group of minerals formed of elastic flakes and sheets, which can be colourless, white, yellow, green, brown, or black. Micas are common rock-forming minerals in igneous, metamorphic, and sedimentary rocks.

mill

A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

mineral claim

A mineral claim usually authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.

mineralization

The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term, incorporating various types; e.g., fissure filling, impregnation, and replacement.

net smelter return

A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

NQ

A diamond drill core measuring 1.875 inches in diameter (4.76 centimetres).

olivine

A rock-forming mineral composed of silicon, oxygen and varying amounts of magnesium and iron.

open pit

A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

oxidation

A reaction where a material is reacted with an oxidizer such as pure oxygen or air in order to alter the state of the material.

placer

A place where gold is obtained by the washing of materials: rocks, boulders, sand, clay, etc. containing gold or other valuable minerals. These are deposits of valuable minerals that are found in the form of dust, flakes, grains, and nuggets.

porphyry

An igneous rock in which relatively large crystals, called phenocrysts, are surrounded by fine mineral grains.

pyrite

A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

pyroxene

A group of rock-forming minerals consisting of silicon, oxygen and varying amounts of other elements such as iron, magnesium, calcium and sodium.

qualified person

An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association recognized under National Instrument 43-101.

quartz

Common rock-forming mineral consisting of silicon and oxygen.

quartzite

A metamorphic rock composed mainly of quartz and typically formed from sandstone, a type of sedimentary rock.

reclamation

The restoration of a site after mining or exploration activity is completed.

recovery

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

run-of-mine

Ore in its unprocessed state after it is mined.

reusable pad

An area where heap leaching takes place on ore material temporarily placed onto it. Upon completion of leaching, the ore is removed from the pad and sent to disposal. New material is then placed on the pad.

sample

A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

schist

A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

sedimentary rocks

Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

semi-autogenous (SAG) mill

A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground in the action of large lumps of rock and steel balls.

sericite

A white, fine-grained potassium mica occurring in small scales as an alteration product of various minerals, having a silky luster, and found in various metamorphic rocks (especially in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits.

shear zone

A geological term used to describe a geological area in which shearing has occurred on a large scale.

sphalerite

A zinc mineral which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

stockpile

Broken ore heaped on surface, pending treatment or shipment.

stockwork

A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

tailings

The material that remains after all metals considered economic have been removed from ore during milling.

vein

A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

volcanic

A collective term for igneous rocks that formed from eruptions of liquid rock onto the surface or from particles of rock that were ejected into the atmosphere.

SCHEDULE “A”

KINROSS GOLD CORPORATION
(“KINROSS”)

CHARTER OF THE

AUDIT AND RISK COMMITTEE

I.                                        Purpose

The Audit and Risk Committee shall provide assistance to the Board of Directors in fulfilling its financial reporting and risk oversight responsibilities to the shareholders of Kinross and the investment community. The Audit and Risk Committee’s primary duties and responsibilities are to:

•                  Oversee (i) the integrity of Kinross’ financial statements; (ii) Kinross’ compliance with legal and regulatory requirements regarding financial disclosure; (iii) the independent auditors’ qualifications and independence; and (iv) the performance of Kinross’ internal audit function.

•                  Serve as an independent and objective party to monitor Kinross’ financial reporting processes and internal control systems.

•                  Review and appraise the audit activities of Kinross’ independent auditors and the internal auditing functions.

•                  Annually evaluate the performance of the Audit and Risk Committee in light of the requirements of its Charter.

•                  Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit and Risk Committee will meet, periodically, with management, with the members of the internal audit function and with the independent auditors.

•                  Oversee Kinross’ process for identifying and managing business risks.

•                  Review the use of derivative and hedging programs to manage operational, financial and currency risk.

•                  Review and approval of the Internal Audit Charter.

•                  Review Kinross’ overall tax plan and any material tax planning initiatives.

•                  Review, evaluate and oversee the periodic replacement of the lead audit partner of the independent auditors.

The primary responsibility of the Committee is to oversee Kinross’ financial reporting process on behalf of the Board of Directors and to report the results of its activities to the Board of Directors. While the Committee has the responsibilities and powers provided in this Charter, it is the responsibility of management and the external auditors, not the responsibility of the Committee, to plan and conduct audits and to prepare and determine that Kinross’ financial statements are complete and accurate and are in accordance with generally accepted accounting principles. It is also the responsibility of management to establish, document, maintain and review systems of internal control and maintain the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and applicable laws. Absent knowledge to the contrary (the details of which shall be promptly reported to the Board of Directors), each member of the Committee is entitled to rely on the accuracy of the financial and other information provided to the Committee by management and the external auditors and any representations made by management or the external auditors as to any non-audit services provided to Kinross or any of its subsidiaries.

II.                                   Composition

The Audit and Risk Committee shall be comprised of at least three directors. Each Committee member shall be an “independent director” as determined in accordance with applicable legal requirements for audit committee service, including the requirements of National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), as such rules are revised, updated or replaced from time to time. A copy of such requirements is reproduced in Appendix 1 attached hereto.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission, as revised, updated or replaced from time to time. A copy of such requirements reproduced in Appendix 1 attached hereto.

No director may serve as a member of the Committee if such director serves on the audit committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit and Risk Committee, and this determination is disclosed in the annual management information circular.

The Committee members will be appointed by the Board of Directors annually at the meeting of the Board of Directors held closest to the annual general meeting of shareholders.

The Board of Directors may remove a member of the Committee at any time in its sole discretion by resolution of the Board of Directors. Unless a Chair of the Committee is appointed by the full Board of Directors, the members of the Committee may designate a Chair of the Committee by majority vote of the full membership of the Committee.

III.                              Responsibilities and Powers

Responsibilities and powers of the Audit and Risk Committee include:

•                  Annually reviewing and recommending revisions to the Charter, as necessary, for consideration by the Board of Directors.

•                  Reviewing disclosure respecting the activities of the Audit and Risk Committee included in Kinross’ annual filings.

•                  Subject to the powers of the Board of Directors and the shareholders under Kinross’ articles and by-laws and under the Business Corporations Act (Ontario), the Audit and Risk Committee is responsible for the selection, appointment, oversight, evaluation, compensation, retention and, if necessary, the replacement of the independent auditors who prepare or issue an auditors’ report or perform other audit, review or attest services for Kinross.

•                  Overseeing procedures relating to the receipt, retention and treatment of complaints received by Kinross regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the listed issuer of concerns regarding questionable accounting of auditing matters, pursuant to Kinross’ whistleblower policy, or otherwise.

•                  Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit and Risk Committee.

•                  Requiring that the auditors report directly to the Audit and Risk Committee and be accountable to the Board and the Audit and Risk Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

•                  Reviewing the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Kinross and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

•                  Reviewing the objectivity and professional skepticism of the independent auditors, the sufficiency of resources provided by the independent auditors and the integrity and candour of communications with the independent auditors.

•                  Reviewing the performance of the independent auditors, including assessing their effectiveness and quality of service, annually and, every 5 years, performing a comprehensive review of the performance of the independent auditors over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.

•                  Requiring the external auditors to provide the Committee with all reports: (i) which the external auditors are required to provide to the Committee or the Board of Directors under rules, policies or practices of professional or regulatory bodies applicable to external auditors; or (ii) are otherwise issued by such bodies which contain material findings respecting the quality of audits conducted by the independent auditors.

•                  Prohibiting the independent auditors from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•                  bookkeeping or other services related to the accounting records or financial statements of Kinross;

•                  financial information systems design and implementation;

•                  appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•                  actuarial services;

•                  internal audit outsourcing services;

•                  management functions or human resources;

•                  broker or dealer, investment adviser or investment banking services;

•                  legal services and expert services unrelated to the audit;

•                  tax services to any person in a financial reporting oversight role, or an immediate family member of any such person, unless the person is in that role solely because he or she is a Kinross director;

•                  services related to marketing, planning or opinions in favour of the tax treatment of transactions that are confidential transactions under the United States or Canadian tax laws or transactions that would be considered aggressive tax position transactions; and

•                  any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•                  Approving any permissible non-audit engagements of the independent auditors in accordance with applicable laws.

•                  Obtaining from the independent auditors in connection with any audit a timely report relating to the Kinross’ annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any “management” letter or schedule of unadjusted differences.

•                  Meeting with the auditors and financial management of Kinross to review the scope of the proposed audit for the current year, and the audit procedures to be used.

•                  Reviewing with management and the independent auditors:

•                  Kinross’ annual and interim financial statements and related notes, management’s discussion and analysis, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with regulators, and:

•                  reviewing with management, significant judgments affecting the financial statements, including any disagreements between the external auditors and management

•                  discussing among the members of the Committee, without management or the independent auditors present, the information disclosed to the Committee

•                  receiving the assurance of both financial management and the independent auditors that Kinross’ financial statements are fairly presented in conformity with IFRS in all material respects

•                  discussing with management the use of “pro forma” or “non GAAP information” in Kinross’ continuous disclosure documents.

•                  discussing with management and counsel any matter, including any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Kinross and the manner in which any such matter has been described in the financial statements.

•                  reviewing the effect of any regulatory and accounting initiatives, including any off balance sheet structures, on Kinross’ financial statements.

•                  The financial reporting of any transactions between Kinross and any officer, director or other “related party” (including any significant shareholder) or any entity in which any person has a financial interest and any potential conflicts of interest.

•                  Any significant changes in the independent auditors’ audit plan.

•                  Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

•                  Review and approve in advance any proposed related-party transactions and required disclosures of such in accordance with applicable securities laws and regulations, and report to the Board on any approved transactions.

•                  Reviewing the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on Kinross’ financial statements.

•                  With respect to the internal auditing department,

(i)                                     reviewing the appointment and replacement of the head of the internal auditing department;

(ii)                                  advising the head of the internal auditing department that he or she is expected to provide to the Audit and Risk Committee copies of significant reports to management prepared by the internal auditing department and management’s responses thereto; and

(iii)                               considering if the internal auditing department has the resources needed to carry out its responsibilities.

•                  With respect to accounting principles and policies, financial reporting and internal control over financial reporting,

(i)                                    to advise management, the internal auditing department and the independent auditors that they are expected to provide to the Audit and Risk Committee a timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and internal control over financial reporting;

(ii)                                 to consider any reports or communications (and management’s and/or the internal audit department’s responses thereto) submitted to the Audit and Risk Committee by the independent auditors required by or referred to in AS 1301 (Communications with Audit Committees) and AS 1305 (Communications About Control Deficiencies in an Audit of Financial Statements), as it may be modified or supplemented or other professional standards, including reports and communications related to:

•                  deficiencies, including significant deficiencies or material weaknesses, in internal control identified during the audit or other matters relating to internal control over financial reporting;

•                  consideration of fraud in a financial statement audit;

•                  detection of illegal acts;

•                  the independent auditors’ responsibility under generally accepted auditing standards;

•                  any restriction on audit scope;

•                  significant accounting policies;

•                  significant issues discussed with the national office respecting auditing or accounting issues presented by the engagement;

•                  management judgments and accounting estimates;

•                  any accounting adjustments arising from the audit that were noted or proposed by the auditors but were passed (as immaterial or otherwise);

•                  the responsibility of the independent auditors for other information in documents containing audited financial statements;

•                  disagreements with management;

•                  consultation by management with other accountants;

•                  major issues discussed with management prior to retention of the independent auditors;

•                  difficulties encountered with management in performing the audit;

•                  the independent auditors’ judgments about the quality of the entity’s accounting principles;

•                  reviews of interim financial information conducted by the independent auditors; and

•                  the responsibilities, budget and staffing of the Company’s internal audit function.

•                  Satisfying itself that adequate procedures are in place for the review of Kinross’ public disclosure of financial information extracted or derived from Kinross’ financial statements, other than the annual and interim financial statements and related notes, management’s discussion and analysis, earnings releases and the annual information form and assessing the adequacy of such procedures periodically.

•                  Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Kinross.

•                  Reviewing the quality and appropriateness of Kinross’ accounting policies and the clarity of financial information and disclosure practices adopted by Kinross and considering the independent auditors’ judgments about the quality and appropriateness of Kinross’ accounting principles and financial disclosure practices as applied in its financial reporting and whether the accounting principles and underlying estimates are common or minority practices.

•                  Establishing procedures: (i) for receiving, handling and retaining of complaints received by Kinross regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•                  Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

•                  Making inquiries of management and the independent auditors to identify significant, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Kinross.

•                  Reviewing the adequacy of Kinross’ disaster recovery plan to consider if operations can be resumed as quickly and efficiently as possible following the occurrence of any disaster.

•                  Reviewing reports of compliance with Kinross’ policies on internal controls.

•                  Discussing any earnings guidance provided to analysts and rating agencies.

•                  Reviewing any significant tax exposures and tax planning initiatives intended to promote compliance with applicable laws while minimizing tax costs.

•                  At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the independent auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; (iii) (to assess the auditors’ independence) all relationships between the independent auditors and Kinross, including each non-audit service provided to the Company and at least the matters set forth in Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence); and (iv) the independent auditors’ responsiveness and service levels.

•                  Setting clear hiring policies for partners, employees or former partners and former employees of the independent auditors.

•                  Engaging and compensating (for which Kinross will provide appropriate funding) independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

•                  Reporting disclosure respecting the mandate of the Committee and the Committee’s activities included in Kinross’ Management Information Circular prepared for the annual and general meeting of shareholders and Kinross’ Annual Information Form.

IV.                               Risk Identification and Oversight

•                  Reviewing the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on Kinross’ assets and stakeholders. Discussing with management potential risks to Kinross’ business and operations, their likelihood and magnitude and the interrelationships and potential compounding effects of such risks. Assessing the steps management has taken to minimize such risks in light of Kinross’ risk tolerance.

•                  Assessing Kinross’ risk tolerance, the overall process for identifying Kinross’ principal business and operational risks and the implementation of appropriate measures to manage and disclose such risks.

•                  Monitoring reporting trends on emerging risks (whether mandated by legislation or voluntary) and making recommendations to management on implementation of appropriate measures to manage and disclose such risks.

•                  Reviewing with senior management annually, Kinross’ general liability, property and casualty insurance policies and considering the extent of any uninsured exposure and the adequacy of coverage.

•                  Reviewing disclosure respecting the oversight of management of Kinross’ principal business and operational risks.

•                  Review Kinross’ privacy and data security risk exposures and measures taken to protect the confidentiality, integrity and availability of its management information systems and Company data.

V.                                    Meetings and Other Matters

The Audit and Risk Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year. Meetings may be held at any time deemed appropriate by the Committee.

The Audit and Risk Committee will meet periodically with representatives of the independent auditors, appropriate members of management and personnel responsible for the internal audit function, all either individually or collectively as may be required by the Committee.

The Audit and Risk Committee will also meet periodically without management present.

The independent auditors will have direct access to the Committee at their own initiative.

The Chair of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

Kinross shall provide for appropriate funding, as determined by the Audit and Risk Committee, in its capacity as a committee of the Board, for payment of:

1.             Compensation to the independent auditors and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company;

2.             Compensation of any advisers employed by the Audit and Risk Committee; and

3.             Ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

Appendix 1

Independence Requirement of National Instrument 52-110

A member of the Audit and Risk Committee shall be considered “independent”, in accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”), subject to the additional requirements or exceptions provided in NI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Company and, as such, can not be a member of the Audit and Risk Committee:

(a)                                 an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)                                 an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)                                  an individual who:

(i)                                     is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                  is an employee of that firm; or

(iii)                               was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)                                 an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)                                     is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                  is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)                               was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)                                  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)                                   an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for Audit and Risk Committee purposes, any individual who:

(a)                                has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)                                is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

(a)                                an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)                                an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his/her independence from management and the Company.

In addition:

(a)                                A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)                                A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)                                 A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.

(d)                                A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)                                 A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit and Risk Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an Audit and Risk Committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the Audit and Risk Committee, the Board of Directors, or any other board committee:

(a)                                  Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

(b)                                  Be an affiliated person of the issuer or any subsidiary thereof.

An “affiliated person” means a person who directly or indirectly controls Kinross or a director who is an employee, executive officer, general partner or managing member of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Kinross.

Financial Literacy Under National Instrument 52-110

“Financially literate”, in accordance with NI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert under SEC Rules

An Audit and Risk Committee financial expert is defined as a person who has the following attributes:

(a)                                an understanding of generally accepted accounting principles and financial statements;

(b)                                the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)                                 experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)                                an understanding of internal controls and procedures for financial reporting; and

(e)                                 an understanding of Audit and Risk Committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an Audit and Risk Committee financial expert and must have acquired such attributes through one or more of the following means:

(a)                                education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

(b)                                experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)                                 experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)                                other relevant experience.

Exceptions to Independence Requirements of NI 52-110 for Audit and Risk Committee Members

Every Audit and Risk Committee member must be independent, subject to certain exceptions relating to (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of the member; and (iv) the occurrence of certain exceptional circumstances.